  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1996

                                                REGISTRATION NO. 333-05949
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-1

                             AMENDMENT NO. 1

                                    TO
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                          RENTAL SERVICE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    7353                      33-0569350
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)        IDENTIFICATION
     INCORPORATION OR                                           NUMBER)
      ORGANIZATION)
                        14505 N. HAYDEN ROAD, SUITE 322
                           SCOTTSDALE, ARIZONA 85260
                                (602) 905-3300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                MARTIN R. REID
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          RENTAL SERVICE CORPORATION
                        14505 N. HAYDEN ROAD, SUITE 322
                           SCOTTSDALE, ARIZONA 85260
                                (602) 905-3300
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
      ELIZABETH A. BLENDELL, ESQ.               LARRY A. BARDEN, ESQ.
           LATHAM & WATKINS                        SIDLEY & AUSTIN
         633 WEST FIFTH STREET                ONE FIRST NATIONAL PLAZA
              SUITE 4000                             SUITE 4400
     LOS ANGELES, CALIFORNIA 90071             CHICAGO, ILLINOIS 60603
            (213) 485-1234                         (312) 853-7000

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED      , 1996

PROSPECTUS

                                5,000,000 SHARES

                              [LOGO TO COME]
                                  COMMON STOCK

  Of the 5,000,000 shares of Common Stock offered hereby, 4,659,000 are being sold by Rental Service Corporation ("RSC" or the "Company") and 341,000 are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. Subject to notice of issuance, the Common Stock offered hereby has been approved for quotation and trading on the Nasdaq National Market under the symbol "RSVC."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                                 PROCEEDS TO
                                      PRICE TO     UNDERWRITING   PROCEEDS TO      SELLING
                                       PUBLIC      DISCOUNT(1)     COMPANY(2)    STOCKHOLDERS
- ---------------------------------------------------------------------------------------------
Per share........................      $              $              $              $
Total(3).........................   $              $              $              $
- ---------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $       .
(3) The Company and certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common
    Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting
    Discount, Proceeds to Company and Proceeds to Selling Stockholders will be
    $      , $      , $      and $      , respectively.

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates
for the shares of Common Stock will be made on or about       , 1996.

WILLIAM BLAIR & COMPANY                             DONALDSON, LUFKIN & JENRETTE
                                                              SECURITIES
                                                              CORPORATION

                  THE DATE OF THIS PROSPECTUS IS       , 1996

    [MAP SHOWING RENTAL LOCATIONS IN TEXAS, ARKANSAS, TENNESSEE, LOUISIANA,
         MISSISSIPPI, ALABAMA, SOUTH CAROLINA, GEORGIA & FLORIDA]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent auditors and with quarterly reports for each of the first three quarters of each fiscal year containing unaudited consolidated financial statements.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) gives effect to a 57 for 1 stock split of
the Company's outstanding shares of Common Stock effective      , 1996, (ii)
assumes no exercise of the Underwriters' over-allotment option and (iii) reflects the repurchase of the outstanding warrant (the "Citicorp Warrant") owned by Citicorp USA, Inc. ("Citicorp") contemporaneously with the closing of the offering.

                                  THE COMPANY

  The Company is a leading equipment rental company serving the needs of a wide variety of industrial, manufacturing, construction, government and homeowner markets. RSC rents a broad selection of equipment ranging from small items such as pumps, generators, welders and electric hand tools, to larger equipment such as backhoes, forklifts, air compressors, scissor lifts, aerial manlifts and skid-steer loaders. The Company also sells parts, supplies and used rental equipment, and acts as a distributor for new equipment on behalf of certain national equipment manufacturers. Depending upon market needs, RSC also offers its customers 24 hours-a-day, seven days-a-week support services, including on-site maintenance and repair.

  RSC's strategy is to expand its presence in existing markets and capitalize on opportunities to enter new geographic markets through a combination of acquisitions and start-up locations. From July 1992, through July 30, 1996, the Company has acquired 16 businesses comprised of 65 locations and has opened 27 start-up locations. The Company has also focused on increasing revenues across its locations through investments in fleet expansion, the implementation of sophisticated information systems designed to improve asset utilization and targeted marketing efforts. As a result, the Company's total revenues have increased from $25.6 million in the year ended December 31, 1993 to $65.9 million in the year ended December 31, 1995. During the same period, operating income increased from $578,000 to $9.4 million.

  The Company believes that the rental equipment industry offers substantial consolidation opportunities for large, well-capitalized equipment rental companies such as RSC. The equipment rental industry is highly fragmented and primarily consists of a large number of relatively small, independent businesses typically serving discrete local markets within 30 to 45 miles of the store location, and a small number of multi-location regional or national operators. Relative to smaller companies with only one or two rental locations, the Company believes that national operators such as RSC benefit from several competitive advantages, including sophisticated management information systems, volume purchasing, professional management, the ability to transfer equipment among rental locations to satisfy customer demand, the ability to service national accounts and national brand identity. As a result of consolidation and industry growth, 1995 rental revenues of the top 100 rental equipment companies increased over 1994 rental revenues by approximately 22%, to $2.5 billion, according to estimates by the Rental Equipment Register (the "RER"), an industry trade magazine. In spite of this growth, these top 100 companies accounted for less than one-fifth of the estimated $15 billion in industry rental revenues in 1995.

  Management believes that the equipment rental industry benefits from the trend among businesses to outsource non-core operations in order to reduce capital investment and minimize the downtime, maintenance, repair and storage associated with equipment ownership. According to recent surveys conducted by The CIT Group, contractors intend to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996 from less than 5% in 1994.

  The Company focuses on operating rental locations in underserved small- to medium-sized rental markets where the Company can capitalize on its competitive advantages relative to small, local equipment rental businesses and equipment dealers who have traditionally served such markets. RSC has developed a cluster strategy, whereby the Company establishes a comprehensive pool of rental equipment at a central, readily-accessible "hub" location and surrounds the hub with smaller "satellite" locations 30 to 50 miles away, which draw on this equipment pool to serve local customers. The Company believes that this strategy increases fleet utilization and gives it a competitive advantage in serving markets with populations as small as 25,000 by allowing the Company to bring the benefits of a large, high-quality and diversified rental equipment fleet to markets where a full-scale rental facility might not otherwise be justified.

  The Company has made substantial investments in its state-of-the-art, real-time management information systems in order to improve asset utilization and financial performance. Every rental location has on-line access to centralized computer systems which allow an employee at any location to identify and reserve a specific piece of equipment anywhere in a region, and schedule delivery (generally within 24 hours) to a customer's job site. These information systems have also enabled the Company to implement a decentralized management structure, whereby RSC's region managers are responsible for local management, customer service, local marketing strategies and business growth in their regions. A small corporate staff at the Company's headquarters focuses on corporate planning, financial reporting and analysis and overseeing the execution of the Company's growth strategy.

                                  THE OFFERING

 Shares Offered by the Company.....................  4,659,000
 Shares Offered by the Selling Stockholders........    341,000
 Shares Outstanding Immediately After the Offering. 11,432,709(1)
 Use of Proceeds to the Company.................... To redeem all outstanding shares of the Company's 6%
                                                    Cumulative Preferred Stock,
                                                    par value $.01 per share
                                                    (the "Redeemable Preferred
                                                    Stock") and repay certain
                                                    indebtedness. See "Use of
                                                    Proceeds."
 Nasdaq National Market Symbol..................... RSVC

- --------

(1) Excludes (i) 213,750 shares subject to options outstanding on the date hereof pursuant to the Company's Stock Option Plan at a weighted average exercise price of $4.96 per share and (ii) 154,356 shares reserved for issuance pursuant to the Company's Stock Option Plan. See "Management-- Stock Option Plan."

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

(IN THOUSANDS, EXCEPT LOCATION AND UTILIZATION DATA AND PER SHARE AMOUNTS)

                                                                                  SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                   JUNE 30,
                                      -------------------------------------- -----------------------------
                            7/17/92                                  PRO                           PRO
                          (INCEPTION)                               FORMA                         FORMA
                            THROUGH                              AS ADJUSTED                   AS ADJUSTED
STATEMENT OF OPERATIONS    12/31/92    1993     1994     1995      1995(1)    1995     1996       1996(1)
DATA:                     ----------- -------  -------  -------  ----------- -------  -------  -----------
Revenues:
 Equipment rentals......    $2,145    $17,238  $27,775  $47,170    $83,482   $16,587  $42,530    $44,857
 Sales of parts,
  supplies and
  equipment.............     2,042      8,394   14,040   18,747     28,763     7,948   15,934     17,196
                            ------    -------  -------  -------    -------   -------  -------    -------
Total revenues..........     4,187     25,632   41,815   65,917    112,245    24,535   58,464     62,053
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........     1,153     11,405   16,284   27,854     53,484     9,543   26,000     27,616
 Depreciation, equipment
  rentals ..............       245      2,161    4,020    7,691     13,530     2,875    7,789      8,151
 Cost of sales of parts,
  supplies and
  equipment.............     1,898      5,959   10,298   12,617     19,703     5,233   10,869     11,673
                            ------    -------  -------  -------    -------   -------  -------    -------
Total cost of revenues..     3,296     19,525   30,602   48,162     86,717    17,651   44,658     47,440
                            ------    -------  -------  -------    -------   -------  -------    -------
Gross profit............       891      6,107   11,213   17,755     25,528     6,884   13,806     14,613
Selling, general and
 administrative
 expense................       341      2,683    4,747    6,421      9,509     2,256    5,762      5,858
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........        11        211      504    1,186      1,908       352    1,178      1,178
Amortization of
 intangibles(2).........       321      2,635    2,078      718      1,715       312    1,161        884
Other charges(3)........       --         --       --       --         956       --       --         --
                            ------    -------  -------  -------    -------   -------  -------    -------
Operating income........       218        578    3,884    9,430     11,440     3,964    5,705      6,693
Interest expense, net...        77        407      731    3,314      4,023       811    3,684      2,230
                            ------    -------  -------  -------    -------   -------  -------    -------
Income before income
 taxes and non-recurring
 and extraordinary
 items..................       141        171    3,153    6,116      7,417     3,153    2,021      4,463
Provision for income
 taxes..................        81        465    1,177    2,401      2,915     1,235      794      1,753
                            ------    -------  -------  -------    -------   -------  -------    -------
Income (loss) before
 non-recurring and
 extraordinary items....        60       (294)   1,976    3,715    $ 4,502     1,918    1,227    $ 2,710
                                                                   =======                       =======
Extraordinary item(4)...       --         --       --      (478)                 --       --
                            ------    -------  -------  -------              -------  -------
Net income (loss).......        60       (294)   1,976    3,237                1,918    1,227
Redeemable Preferred
 Stock accretion .......       133      1,013    1,646    1,717                  846    1,119
                            ------    -------  -------  -------              -------  -------
Net income (loss)
 available to common
 stockholders...........    $  (73)   $(1,307) $   330  $ 1,520              $ 1,072  $   108
                            ======    =======  =======  =======              =======  =======
Income (loss) before
 non-recurring and
 extraordinary items per
 common share...........    $ (.01)   $  (.18) $   .05  $   .30    $   .39   $   .16  $   .02    $   .23
                                                                   =======                       =======
Extraordinary item per
 common share...........       --         --       --      (.07)                 --       --
                            ------    -------  -------  -------              -------  -------
Net income (loss) per
 common share...........    $ (.01)   $  (.18) $   .05  $   .23              $   .16  $   .02
                            ======    =======  =======  =======              =======  =======
Weighted average common
 shares(5)..............     7,193      7,246    6,987    6,557     11,634     6,560    6,998     11,589
SELECTED OPERATING DATA:
Beginning locations ....       --          11       21       25                   25       50
 Locations acquired ....        11         11        1       26                    2       16
 Locations opened.......       --         --         3       10                    1       14
 Locations closed or
  sold..................       --          (1)     --        (2)                 --       --
 Ending locations held
  for sale(6)...........       --         --       --        (9)                 --       --
                            ------    -------  -------  -------              -------  -------
Ending locations .......        11         21       25       50                   28       80
                            ======    =======  =======  =======              =======  =======
Total capital
 expenditures...........    $1,372    $ 6,618  $17,043  $23,632              $ 8,707  $42,392
Equipment
 utilization(7).........                   72%      79%      77%                  79%      67%

                                    DECEMBER 31,                    JUNE 30, 1996
                          -----------------------------------  ------------------------
                                                                           PRO FORMA
                           1992     1993     1994      1995     ACTUAL   AS ADJUSTED(1)
                          -------  -------  -------  --------  --------  --------------
BALANCE SHEET DATA:
Net book value of rental
 equipment..............  $ 8,591  $16,223  $24,138  $ 52,818  $ 89,909     $ 89,909
Total assets............   18,360   35,877   48,098   137,832   199,837      201,899
Total debt (including
 capital leases)........    5,024    4,411   12,752    68,555   100,475       75,764
Redeemable Preferred
 Stock (net of treasury
 stock).................   10,144   25,956   26,684    28,401    37,020          --
Common Stockholders' eq-
 uity (deficit).........       24   (1,281)  (1,474)       46     7,523       71,316

- --------

(1) Gives effect to (i) all of the acquisitions described in "Unaudited Pro Forma Consolidated Financial Information," (ii) the sale by the Company of 4,659,000 shares of Common Stock in the offering at an assumed initial public offering price of $15.00 per share, (iii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from the offering, (iv) the repurchase of the Citicorp Warrant, (v) the redemption of the Company's Redeemable Preferred Stock upon application of a portion of the net proceeds to the Company from the offering (and related elimination of Redeemable Preferred Stock accretion), (vi) the elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company and (vii) the reduction of interest expense and amortization of intangibles expense resulting from the Company's restated revolving credit facility, in each case as if such transactions had occurred on the first day of the period presented in the case of statement of operations data or at June 30, 1996 in the case of balance sheet data. See "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions" and the Company's Consolidated Financial Statements and the Notes thereto.

(2) 1993 data includes $781,000 for the write-off of costs in excess of net assets acquired.

(3) Represents the expenses associated with the relocation of the corporate office of Acme Holdings Inc. ("Holdings") from Irvine, California to Scottsdale, Arizona in May 1995. Expenses include remaining lease costs, severance and relocation costs.

(4) The Company's 1995 extraordinary item represents the loss on extinguishment of debt related to the $30.0 million revolving credit facility paid off September 12, 1995. The 1995 Pro Forma As Adjusted data excludes the following items related to the Holdings Acquisition (as defined) and Holdings' prepackaged bankruptcy:

                                                                  (IN THOUSANDS)
                                                                  --------------
      Gain on extinguishment of debt.............................    $52,079
      Fresh start accounting adjustment..........................     (4,500)
      Reorganization items.......................................     (2,209)
                                                                     -------
                                                                     $45,370
                                                                     =======

(5) See Note 1 to the Company's Consolidated Financial Statements.

(6) In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' California locations. As of July 30, 1996, seven of such locations continued to be held for sale and are included in "assets held for sale" in the Company's Consolidated Financial Statements. The Company has executed letters of intent to sell six such remaining locations and to sell the rental, service and delivery fleets of the seventh location.

(7) For the years ended December 31, 1993 and 1994 and the six months ended June 30, 1995 and 1996, equipment utilization is calculated by dividing equipment rental revenues for such period into the original cost of the average rental equipment fleet during the period. For the year ended December 31, 1995, equipment utilization is a weighted average giving effect to the Holdings Acquisition. At the time of the Company's acquisition of Holdings, Holdings' equipment utilization rates were lower than the Company's. Equipment utilization data for the period ended December 31, 1992 is not meaningful as it represents only a partial year.

                                ----------------

  The Company operates through subsidiaries and, unless the context otherwise requires, references in this Prospectus to the "Company" or "RSC" include Rental Service Corporation, a Delaware corporation, and its direct and indirect subsidiaries. The Company's principal executive offices are located at 14505 N. Hayden Road, Suite 322, Scottsdale, Arizona 85260, and its telephone number is
(602) 905-3300.

                                 RISK FACTORS

  Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

USE OF PROCEEDS TO BENEFIT EXISTING STOCKHOLDERS

  Approximately $37.9 million of the net proceeds of the offering to the Company will be used to redeem all of the Redeemable Preferred Stock, most of which is held by persons who are also significant beneficial holders of Common Stock and are affiliated with members of the Company's Board of Directors. Of the approximately $37.9 million to be used to redeem the Redeemable Preferred Stock, Brentwood RSC Partners, L.P. will receive $23.4 million and Nassau Capital Partners, L.P. will receive $5.0 million. In addition, $13.0 million of the net proceeds to the Company will be used to repay in full the Company's senior secured term loan (the "Citicorp Loan") due to Citicorp and repurchase the Citicorp Warrant. See "Use of Proceeds," "Capitalization" and "Description of Capital Stock."

RISKS RELATING TO GROWTH STRATEGY

  A principal component of the Company's growth strategy is to continue to expand through additional acquisitions and start-up locations which complement the Company's business in new or existing markets. Since its formation in 1992, the Company has pursued an aggressive expansion strategy and has acquired 16 businesses comprised of 65 locations and has opened 27 start-up locations through July 30, 1996. The Company's future growth will be dependent upon a number of factors including, among others, the Company's ability to identify acceptable acquisition candidates and suitable start-up locations, consummate acquisitions and obtain sites for start-up locations on favorable terms, promptly and successfully integrate acquired businesses and start-up locations with the Company's existing operations, expand its customer base and obtain financing to support expansion. There can be no assurance that the Company will successfully expand or that any expansion will result in profitability. The failure to effectively identify, evaluate and integrate acquired businesses and start-up locations could adversely affect the Company's operating results, possibly causing adverse effects on the market price of the Common Stock. In addition, the results achieved to date by the Company may not be indicative of its prospects or ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company's current markets.

  In connection with prospective acquisitions and start-up locations, the Company anticipates experiencing growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. The Company believes this growth will increase the operating complexity of the Company and the level of responsibility for both existing and new management personnel. To manage this expected growth, the Company intends to invest further in its operating and financial systems and to continue to expand, train and manage its employee base. There can be no assurance that the Company will be able to attract and retain qualified management and employees or that the Company's current operating and financial systems and controls will be adequate as the Company grows or that any steps taken to improve such systems and controls will be sufficient. See "Business-- Growth Strategy."

COMPETITION

  The equipment rental industry is highly fragmented and competitive. The Company's competitors include: large national companies (such as Hertz Equipment Rental Corporation, Prime Equipment and BET Plant Services U.S.A.); regional competitors which operate in one or two states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. Some of the Company's competitors have greater financial resources, are more geographically diverse and have greater name recognition than the Company. There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants that may be significantly larger and have greater financial and marketing resources. In addition, to the extent existing or future competitors seek to gain or retain market share by reducing prices, the Company may be required to lower its prices, thereby impacting operating results. Existing or future competitors also may seek to compete with the Company for acquisition candidates which could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates. In addition, such competitors may also compete with the Company for start-up locations, thereby limiting the number of attractive locations for expansion. See "Business--Competition."

GENERAL ECONOMIC CONDITIONS

  The Company believes that the equipment rental industry is sensitive to economic and competitive conditions, including national, regional and local slowdowns in construction, industrial and/or petrochemical activity. While RSC operates in nine states (Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, South Carolina, Tennessee and Texas), the Company's operating results may be adversely affected by events or conditions in a particular region, such as regional economic slowdowns, adverse weather and other factors. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest payments by the Company under its variable rate credit facilities. There can be no assurance that economic slowdowns or adverse economic or competitive conditions will not have a material adverse effect on the Company's operating results and financial condition. See "Business--Locations."

SEASONALITY AND QUARTERLY FLUCTUATIONS

  Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and start-up locations and related costs; the effectiveness of integrating acquired businesses and start-up locations; the timing of fleet expansion capital expenditures; the realization of targeted equipment utilization rates; seasonal rental patterns of the Company's customers; and price changes in response to competitive factors. The Company incurs various costs in establishing or integrating newly acquired locations or start-ups, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. These factors, among others, make it likely that in some future quarter the Company's results of operations may be below the expectations of securities analysts and investors, which could have a material adverse effect on the market price of the Common Stock. In addition, operating results historically have been seasonally lower during the first and fourth fiscal quarters than during the other quarters of the fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Selected Quarterly Operating Results."

HOLDINGS' BANKRUPTCY

  The Company acquired Acme Holdings Inc. ("Holdings") in September 1995. Prior to this acquisition, as a result of a downturn in business conditions combined with its highly leveraged capital structure, Holdings and its subsidiaries filed a prepackaged bankruptcy case under Chapter 11 of the United States Bankruptcy Code. If the Company increases its indebtedness in the future, a similar downturn in business could have a material adverse effect on the Company. See "Background of the Company," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  The Company's future performance and development will depend, in large part, upon the efforts and abilities of certain members of senior management, particularly Martin R. Reid, Chairman of the Board and Chief Executive Officer, and Douglas A. Waugaman, Vice President and Chief Financial Officer. The loss of service of one or more members of senior management could have a material adverse effect on the Company's business. The Company's future success also will depend on its ability to attract, train and retain skilled personnel in all areas of its business. See "Management."

CONTROL BY EXISTING STOCKHOLDERS

  After the sale of the shares of Common Stock offered hereby, the Company's executive officers and directors, and investors currently represented on its Board of Directors, will in the aggregate beneficially own approximately 52.4% of the Company's outstanding Common Stock (49.3% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons, if they choose to act together, generally will be able to elect a majority of the directors and exercise significant control over the business, policies and affairs of the Company. Similarly, such persons, acting together, would be in a position to prevent a takeover of the Company by one or more third parties, which could deprive the Company's stockholders of a control premium that might otherwise be realized by them in connection with an acquisition of the Company. See "Principal and Selling Stockholders."

GOVERNMENT AND ENVIRONMENTAL REGULATION

  The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. In addition, the Company dispenses petroleum products from underground and above-ground storage tanks located at certain rental locations that it owns or leases. The Company maintains an environmental compliance program that includes the implementation of required technical and operational activities designed to minimize the potential for leaks and spills, maintenance of records and the regular testing and monitoring of tank systems for tightness. There can be no assurance, however, that these tank systems have been or will at all times remain free from leaks or that the use of these tanks has not or will not result in spills or other releases. The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company also uses hazardous materials such as solvents to clean and maintain its rental equipment fleet. In addition, the Company generates and disposes waste such as used motor oil, radiator fluid and solvents, and may be liable under various federal, state and local laws for environmental contamination at facilities where its waste is or has been disposed. See "Business--Government and Environmental Regulation."

DEPENDENCE ON ADDITIONAL CAPITAL FOR FUTURE GROWTH

  Expansion of the Company through acquisitions, start-up locations and internal growth will require significant capital expenditures. The Company must continue to reinvest in ongoing capital expenditures to maintain the age and condition of its rental equipment fleet in order to remain competitive and provide its customers with high-quality equipment. The Company historically has financed capital expenditures, acquisitions and start-up locations primarily through the issuance of equity securities, secured bank borrowings and internally generated cash flow. To implement its growth strategy and meet its capital needs, the Company may in the future issue additional equity securities (which could result in dilution to the purchasers of Common Stock offered hereby) or may incur additional indebtedness. Such additional indebtedness would increase RSC's leverage, may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. There can be no assurance that additional capital, if and when required, will be available on terms acceptable to the Company, or at all. Failure by the Company to obtain sufficient additional capital in the future could have a material adverse effect on the Company's operating results and financial condition. See "Business--Growth Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIABILITY AND INSURANCE

  The Company's business exposes it to possible claims for personal injury or death resulting from the use of equipment rented or sold by the Company and from injuries caused in motor vehicle accidents in which Company delivery and service personnel are involved. The Company carries comprehensive insurance subject to a deductible. There can be no assurance that existing or future claims will not exceed the level of the Company's insurance, or that such insurance will continue to be available on economically reasonable terms, if at all.

ANTI-TAKEOVER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws ("Bylaws") include provisions that may delay, defer or prevent a takeover attempt that may be in the best interest of stockholders. These provisions include the ability of the Board of Directors to issue up to 500,000 shares of preferred stock without any further stockholder approval, a provision under which only the Board of Directors may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors. Issuance of preferred stock could also discourage bids for the Common Stock at a premium as well as create a depressive effect on the market price of the Common Stock. In addition, under certain conditions, Section 203 of the Delaware General Corporation Law (the "DGCL") would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years. See "Description of Capital Stock."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop as a result of this offering or, if a trading market does develop, that it will be sustained or that the shares of Common Stock could be resold at or above the initial public offering price. After completion of this offering, the market price of the Common Stock could be subject to significant variation due to fluctuations in the Company's operating results, changes in earnings estimates by investment analysts, the degree of success the Company achieves in implementing its business and growth strategies, changes in business or regulatory conditions affecting the Company, its customers or its competitors, and other factors. In addition, the Nasdaq National Market historically has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock. The initial public offering price of the Common Stock offered hereby will be determined through negotiations between the Company and the representatives (the "Representatives") of the Underwriters and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Upon consummation of the offering, the Company will have outstanding an aggregate of 11,432,709 shares of Common Stock (12,147,272 shares if the Underwriters' over-allotment option is exercised in full). Future sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) by the Company's current stockholders after the offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. In addition, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of preferred stock. The issuance of such shares could result in the dilution of the voting power of the shares of Common Stock purchased in the offering and could have a dilutive effect on earnings per share. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. The Company currently has no plans to designate and/or issue any shares of preferred stock.

  The holders of all outstanding shares of Common Stock not sold in the offering are entitled to certain registration rights under the Securities Act of 1933, as amended (the "Securities Act"), at the expense of the

Company. Such shares may also be sold under Rule 144 of the Securities Act, depending on the holding period of such securities and subject to significant restrictions in the case of shares held by persons deemed to be affiliates of the Company. The Company, the Selling Stockholders, the Company's directors and executive officers, and certain of the Company's other current stockholders have, subject to certain exceptions in the case of the Company described in "Underwriting," agreed not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any capital stock of the Company, or any security convertible into, or exercisable or exchangeable for, such capital stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives. See "Description of Capital Stock," "Principal and Selling Stockholders," "Shares Available for Future Sale" and "Underwriting."

SUBSTANTIAL AND IMMEDIATE DILUTION

  The initial public offering price is substantially higher than the pro forma net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the offering will be subject to immediate dilution in net tangible book value of $11.39 per share (based on an assumed initial public offering price of $15.00 per share). See "Dilution."

FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the integration of acquisitions and start-up locations into the Company's existing operations. Such statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                           BACKGROUND OF THE COMPANY

  The Company was formed in June 1992 by Brentwood Associates, a private investment firm specializing in growth-oriented private equity and venture capital investments. Funded primarily with approximately $23 million of equity provided by a partnership organized by Brentwood Associates, the Company commenced a growth strategy focusing on the acquisition and expansion of rental equipment operations primarily in the Southeast. Between July 1992 and September 1995, the Company acquired eight businesses with 25 rental locations. These acquisitions included The Air & Pump Company, Inc., acquired in July 1992 with one location in Texas; Walker Jones Equipment, Inc., acquired in October 1992 with four locations in Mississippi; Tri-W Rental, acquired in December 1992 with six locations in Florida; Wilson Equipment Co., Inc., acquired in June 1993 with two locations in Alabama; and Rental Service Company, acquired in August 1993 with seven locations in Georgia and two locations in Alabama. The Company also completed three acquisitions totalling three locations from June 1994 through September 1995. In addition, between July 1992 and September 1995, the Company opened eight start-up locations in Mississippi, Alabama, Georgia and Tennessee to complement its business in new or existing markets.

  In September 1995, the Company acquired Acme Holdings Inc. ("Holdings"), an equipment rental business with 22 locations, primarily serving Florida, the Texas/Louisiana Gulf Coast and California. Between 1986 and 1990, Holdings had acquired nine equipment rental businesses financed primarily with debt. In 1993, Holdings refinanced its debt through the public sale of $78.0 million of senior notes (the "Senior Notes"). In 1994, due to a downturn in business conditions, combined with Holdings' highly leveraged capital structure, Holdings faced liquidity constraints and was unable to service its debt. In response, Holdings brought in a new management team and hired Martin R. Reid, the Company's current Chief Executive Officer, as Holdings' Chief Executive Officer in June 1994. This new management team initiated restructuring discussions with the holders of the Senior Notes in August 1994, culminating in the prepackaged bankruptcy of Holdings and its subsidiaries. On September 12, 1995, the effective date of the prepackaged bankruptcy plan, the holders of the Senior Notes received an aggregate of $35.4 million in cash from the Company in exchange for the surrender of the Senior Notes and the release of all claims against Holdings. In addition, in exchange for providing the financing necessary for the consummation of Holdings' prepackaged bankruptcy plan, the Company acquired Holdings through a stock merger. Prior to such acquisition, the Company and Holdings shared certain common stockholders, including members of Holdings' management and affiliates of Brentwood Associates. In addition, from July 1992 to September 1995, Holdings provided executive management services to the Company pursuant to a Management Agreement. Holdings currently operates as a subsidiary of the Company under the name RSC Holdings Inc.

  Since September 1995, the Company has acquired seven additional businesses with eighteen rental locations. These acquisitions have included CVM Inc. ("U-Rent-M") acquired in January 1996 with six locations in Texas; Sun Construction ("Sun") acquired in February 1996 with two locations in Florida; B&S Rental Company, Inc. ("B&S") acquired in May 1996 with five locations in Arkansas; and Equipment Rental & Supply Inc. ("ERS") acquired in June 1996 with two locations in South Carolina; and three acquisitions totalling three locations. In addition, since September 1995, the Company has opened 19 start-up locations in eight states. In connection with its acquisition of Holdings and Holdings' 22 locations, the Company determined to dispose of Holdings' 11 California rental locations, as they did not meet the Company's financial performance criteria. As of July 30, 1996, the Company had sold three of these California locations and closed another and currently anticipates selling, closing or otherwise disposing of the remaining seven California locations by September 30, 1996 which are classified as "assets held for sale" in the Company's consolidated financial statements. The Company has executed letters of intent to sell six such remaining locations and to sell the rental, service and delivery fleets of the seventh location. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of Common Stock offered hereby, after deducting the estimated underwriting discount and offering expenses payable by the Company, are estimated to be $63.8 million ($73.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $15.00 per share.

  The Company intends to use the estimated net proceeds of the offering as follows: (i) approximately $37.9 million will be used to redeem all of the Company's Redeemable Preferred Stock at the redemption price of $100 per share, plus accrued and unpaid dividends to the redemption date; (ii) $13.0 million will be used to repay in full the Citicorp Loan which debt is due on September 15, 2005 and bears interest at the annual rate of 13% and repurchase the Citicorp Warrant; and (iii) the remaining net proceeds, estimated to be $12.9 million, will be used to reduce the Company's indebtedness under its revolving credit facility. Proceeds from the Citicorp Loan were used to, among other things, refinance the Company's prior revolving credit facility and fund certain equipment financing of the Company. Proceeds from the revolving credit facility, under which approximately $82.7 million principal amount of indebtedness was outstanding at July 30, 1996, were used to, among other things, fund capital expenditures, acquisitions and start-up locations and meet seasonal fluctuations in working capital. See "Description of Capital Stock," "Risk Factors--Use of Proceeds to Benefit Existing Stockholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its Common Stock since its formation and does not currently intend to pay cash dividends in the foreseeable future. Management anticipates that all earnings and other cash resources of the Company, if any, will be retained by the Company for the operation and expansion of its business and for general corporate purposes. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, results of operations, level of indebtedness, capital requirements, general business conditions and contractual restrictions on payment of dividends, if any, as well as such other factors as the Board of Directors may deem relevant. The Company is effectively restricted by the terms of the revolving credit facility from paying cash dividends on its Common Stock, and may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of cash dividends on Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the total debt and total capitalization of the Company at June 30, 1996 on (i) an historical basis and (ii) a pro forma as adjusted basis to give effect to the sale by the Company of 4,659,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds to the Company therefrom. This table should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Information," "Selected Consolidated Financial Information and Operating Data" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."

                                                              JUNE 30, 1996
                                                           --------------------
                                                                     PRO FORMA
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
Debt:
  Bank debt..............................................  $ 87,282  $ 74,455
  Notes payable..........................................    12,297       413(1)
  Capital leases.........................................       316       316
  Equipment contracts payable............................       580       580
                                                           --------  --------
    Total debt...........................................   100,475    75,764
Redeemable Preferred Stock, cumulative par value $.01 per
 share; 350,000 shares authorized, 319,805 shares
 outstanding, actual; $37,363,000 aggregate liquidation
 preference, actual; none authorized and outstanding, pro
 forma as adjusted.......................................    37,020       --
Stockholders' equity:
  Preferred Stock, par value $.01 per share; none
   authorized and outstanding, actual; 500,000 authorized
   and none outstanding, pro forma as adjusted...........
  Common Stock, par value $.01 per share; 11,400,000
   authorized and 6,731,415 outstanding, actual;
   20,000,000 authorized and 11,390,415 outstanding,
   pro forma as adjusted(2)..............................        67       114
  Additional paid-in capital.............................     7,384    71,130
  Accumulated (deficit)..................................        72        72
                                                           --------  --------
    Total stockholders' equity...........................     7,523    71,316
                                                           --------  --------
      Total capitalization...............................  $145,018  $147,080
                                                           ========  ========

- --------
(1) The Company will apply $13.0 million of the net proceeds from this offering to repay the Citicorp Loan and repurchase the Citicorp Warrant. See "Management's Discussion of Financial Condition and Results of Operations."

(2) Excludes (i) 213,750 shares subject to options outstanding on the date hereof pursuant to the Company's Stock Option Plan at a weighted average exercise price of $4.96 per share, (ii) 154,356 shares reserved for issuance pursuant to the Company's Stock Option Plan and (iii) 42,294 shares issued upon exercise of options subsequent to June 30, 1996. See "Management--Stock Option Plan."

                                   DILUTION

  At June 30, 1996, the Company had a net tangible book deficiency of $(22.7) million, or $(3.37) per share of Common Stock. Net tangible book value per share of Common Stock is determined by dividing net tangible book value (total tangible assets less total liabilities and redeemable preferred stock) by the number of shares of Common Stock outstanding at June 30, 1996. Without taking into account any changes in the net tangible book value after June 30, 1996, other than to give effect to (i) the sale by the Company of the 4,659,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share, and (ii) the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company's Common Stock at June 30, 1996, would have been $41.1 million, or $3.61 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $6.98 per share to existing stockholders and an immediate dilution of $11.39 per share to new investors. The following table illustrates this dilution per share:

   Assumed initial public offering price per share...............        $15.00
     Net tangible book deficiency per share before the offering.. (3.37)
     Increase attributable to new investors......................  6.98
                                                                  -----
   Pro forma net tangible book value per share after the
    offering.....................................................          3.61
                                                                         ------
   Dilution per share to new investors...........................        $11.39
                                                                         ======

  The following table summarizes, as of July 30, 1996, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share (assuming an initial public offering price $15.00 per share and before deducting the underwriting discount and estimated offering expenses):

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ------------------ -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                ---------- ------- ----------- ------- ---------
Existing stockholders(1).......  6,773,709   59.2% $ 7,586,838    9.8%  $ 1.13
New investors(1)...............  4,659,000   40.8   69,885,000   90.2    15.00
                                ----------  -----  -----------  -----
  Total........................ 11,432,709  100.0% $77,471,838  100.0%
                                ==========  =====  ===========  =====

- --------

(1) Sales by the Selling Stockholders in the offering will reduce the number of shares held by existing stockholders to 6,432,709 or 56.3% (6,397,272 or 52.7% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the offering, and will increase the number of shares to be purchased by the new public investors to 5,000,000 or 43.7% (5,750,000 or 47.3% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the offering. See "Principal and Selling Stockholders."

  As of July 30, 1996 there were options outstanding to purchase a total of 213,750 shares of Common Stock at a weighted average exercise price of $4.96 per share. To the extent that any of these options are exercised, there will be further dilution to the new public investors. See "Capitalization" and "Management--Stock Option Plan."

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

 The following unaudited pro forma consolidated financial information of the Company presents the unaudited pro forma consolidated statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996, and the unaudited pro forma consolidated balance sheet at June 30, 1996. The pro forma combined consolidated statements of operations for the year ended December 31, 1995 have been adjusted to give effect to (i) the Company's acquisition of Holdings (completed in September 1995), and the elimination of the results of operations of Holdings' California locations, all of which have been classified as "assets held for sale" in the Company's consolidated financial statements (the "Holdings Acquisition"), (ii) the Company's acquisition of Davis Equipment (completed in February 1995), a West Palm Beach, Florida location (completed in March 1995), AA Rentals (completed in December 1995) and a Sarasota, Florida location (completed in December 1995) (collectively, the "1995 Other Acquisitions") and (iii) the Company's acquisitions of U-Rent-M (completed in January 1996), B&S (completed in May
1996), ERS (completed in June 1996), Sun (completed in February 1996) and a Naples, Florida location (completed in March 1996) (collectively, the "1996 Acquisitions"), in each case as if such transactions had occurred on January 1, 1995. The pro forma combined consolidated statements of operations for the six months ended June 30, 1996 have been adjusted to give effect to the 1996 Acquisitions as if the 1996 Acquisitions had occurred on January 1, 1996. Pro forma adjustments relating to the Holdings Acquisition, the 1995 Other Acquisitions and the 1996 Acquisitions are referred to herein collectively as the "Pro Forma Acquisition Adjustments."

  The pro forma as adjusted consolidated statements of operations for the year ended December 31, 1995 and for the six months ended June 30, 1996, give additional effect to (i) the sale by the Company of 4,659,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share, (ii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from the offering, (iii) the redemption of the Company's Redeemable Preferred Stock upon application of a portion of the net proceeds to the Company from the offering (and the related elimination of Redeemable Preferred Stock accretion), (iv) the repurchase of the Citicorp Warrant, (v) the elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company and
(vi) the reduction of interest expense and amortization of intangibles expense resulting from the Company's restated revolving credit facility, in each case as if such transactions had occurred on the first day of the period presented. The pro forma adjustments relating to the transactions referred to in clauses
(i) through (vi) are referred to herein collectively as the "Pro Forma Offering Adjustments." The pro forma as adjusted consolidated balance sheet gives additional effect to the Pro Forma Offering Adjustments as if they had occurred at June 30, 1996. See "Use of Proceeds."

  The Pro Forma Acquisition Adjustments and Pro Forma Offering Adjustments represent the Company's determination of all adjustments necessary to present fairly the Company's pro forma results of operations and financial position and are based upon available information and certain assumptions considered reasonable under the circumstances. The pro forma consolidated financial information presented herein does not purport to present what the Company's financial position or results of operations would actually have been had such events leading to the Pro Forma Acquisition Adjustments and Pro Forma Offering Adjustments in fact occurred on the date or at the beginning of the periods indicated or to project the Company's financial position or results of operations for any future date or period.

  The unaudited pro forma consolidated financial information should be read in conjunction with the historical Consolidated Financial Statements of the Company and the Notes thereto and management's discussion thereof contained elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    PRO
                              HOLDINGS(1) HOLDINGS(1)                              FORMA        PRO         PRO FORMA
                   HISTORICAL ACQUISITION   (LESS)     1995 OTHER      1996     ACQUISITION    FORMA        OFFERING
                    COMPANY      GROSS    CALIFORNIA  ACQUISITIONS ACQUISITIONS ADJUSTMENTS   COMBINED     ADJUSTMENTS
                   ---------- ----------- ----------- ------------ ------------ -----------   --------     -----------
Revenues:
 Equipment
 rentals.........   $47,170     $37,263    $(15,894)     $1,270      $13,673      $   --      $83,482        $  --
 Sales of parts,
 supplies and
 equipment.......    18,747       7,022      (2,350)        121        5,223          --       28,763           --
                    -------     -------    --------      ------      -------      -------     -------        ------
Total revenues...    65,917      44,285     (18,244)      1,391       18,896          --      112,245           --
Cost of revenues:
 Cost of
 equipment
 rentals,
 excluding
 equipment rental
 depreciation....    27,854      26,593     (10,918)        835        9,120          --       53,484           --
 Depreciation,
 equipment
 rentals.........     7,691       5,671      (2,704)        212        2,305          355 (5)  13,530           --
 Cost of sales of
 parts, supplies
 and equipment...    12,617       5,308      (1,663)         99        3,342          --       19,703           --
                    -------     -------    --------      ------      -------      -------     -------        ------
Total cost of
revenues.........    48,162      37,572     (15,285)      1,146       14,767          355      86,717           --
                    -------     -------    --------      ------      -------      -------     -------        ------
Gross profit.....    17,755       6,713      (2,959)        245        4,129         (355)     25,528
Selling, general
and
administrative
expense..........     6,421       3,833      (1,615)         39        2,449       (1,383)(6)   9,744          (235)(10)
Depreciation and
amortization,
excluding
equipment rental
depreciation.....     1,186         557        (204)         32          337          --        1,908           --
Amortization of
intangibles......       718         132          (2)        206          --           840 (7)   1,894          (179)(11)
Other charges(2).       --          956         --          --           --           --          956           --
                    -------     -------    --------      ------      -------      -------     -------        ------
Operating income
(loss)...........     9,430       1,235      (1,138)        (32)       1,343          188      11,026           414
Interest expense,
net..............     3,314       7,636        (152)          7          400       (3,553)(8)   7,652        (3,629)(12)
                    -------     -------    --------      ------      -------      -------     -------        ------
Income (loss)
before income
taxes and non-
recurring and
extraordinary
item.............     6,116      (6,401)       (986)        (39)         943        3,741       3,374         4,043
Provision for
income taxes.....     2,401       2,022        (387)        --           444       (3,154)(9)   1,326         1,589 (9)
                    -------     -------    --------      ------      -------      -------     -------        ------
Income (loss)
before non-
recurring and
extraordinary
item(3)..........     3,715      (8,423)       (599)        (39)         499        6,895       2,048         2,454
Redeemable
Preferred Stock
accretion........     1,717         --          --          --           --           --        1,717        (1,717)(13)
                    -------     -------    --------      ------      -------      -------     -------        ------
Income (loss)
available to
common
stockholders
before non-
recurring and
extraordinary
item.............   $ 1,998     $(8,423)   $   (599)     $  (39)     $   499      $ 6,895     $   331        $4,171
                    =======     =======    ========      ======      =======      =======     =======        ======
Income before
non-recurring and
extraordinary
item per common
share............                                                                             $   .05
Weighted average
common shares(4).                                                                               7,057(14)
                    PRO FORMA
                   AS ADJUSTED
                   --------------
Revenues:
 Equipment
 rentals.........   $ 83,482
 Sales of parts,
 supplies and
 equipment.......     28,763
                   --------------
Total revenues...    112,245
Cost of revenues:
 Cost of
 equipment
 rentals,
 excluding
 equipment rental
 depreciation....     53,484
 Depreciation,
 equipment
 rentals.........     13,530
 Cost of sales of
 parts, supplies
 and equipment...     19,703
                   --------------
Total cost of
revenues.........     86,717
                   --------------
Gross profit.....     25,528
Selling, general
and
administrative
expense..........      9,509
Depreciation and
amortization,
excluding
equipment rental
depreciation.....      1,908
Amortization of
intangibles......      1,715
Other charges(2).        956
                   --------------
Operating income
(loss)...........     11,440
Interest expense,
net..............      4,023
                   --------------
Income (loss)
before income
taxes and non-
recurring and
extraordinary
item.............      7,417
Provision for
income taxes.....      2,915
                   --------------
Income (loss)
before non-
recurring and
extraordinary
item(3)..........      4,502
Redeemable
Preferred Stock
accretion........        --
                   --------------
Income (loss)
available to
common
stockholders
before non-
recurring and
extraordinary
item.............   $  4,502
                   ==============
Income before
non-recurring and
extraordinary
item per common
share............   $    .39
Weighted average
common shares(4).     11,634(15)

   See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                  Operations

      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

 (1) In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' California rental locations. All financial data set forth in the table above with respect to Holdings represents the results of Holdings for the period from January 1, 1995 through September 11, 1995, the date of its acquisition by the Company. Results of Holdings subsequent to the date of its acquisition are included in the Historical Company's results for the year ended December 31, 1995. The financial data set forth in the column entitled Holdings California represents the results of operations of the California locations for the period from January 1, 1995 through September 11, 1995.

 (2) Represents the expenses associated with the relocation of the corporate office of Holdings from Irvine, California to Scottsdale, Arizona in May 1995. Expenses include remaining lease costs, severance and relocation costs.

 (3) The Historical Company 1995 data excludes an extraordinary item representing the loss on extinguishment of debt of $478,000 (net of tax) related to the $30.0 million revolving credit facility paid off September 12, 1995. The 1995 Pro Forma As Adjusted data excludes the following items related to the Holdings Acquisition and Holdings' prepackaged bankruptcy (in thousands):

      Gain on extinguishment of debt................................... $52,079
      Fresh start accounting adjustment................................  (4,500)
      Reorganization items.............................................  (2,209)
                                                                        -------
                                                                        $45,370
                                                                        =======

 (4) See Note 1 to the Company's Consolidated Financial Statements.

 (5) Represents the elimination of the historical carrying value rental depreciation of $5,484,000 and the Company's estimate of $5,839,000 for rental depreciation assuming the rental fleet acquired was stepped-up to fair market value at the beginning of the period. As a result, pro forma depreciation increased by $355,000.

 (6) Represents the elimination of certain officers' salaries associated with the 1995 Other Acquisitions and 1996 Acquisitions as these officers will not be employed by the Company.

 (7) Represents the elimination of the historical amortization of goodwill and covenants not to compete of $336,000 for the Holdings Acquisition, 1995 Other Acquisitions and 1996 Acquisitions and the Company's estimate of amortization of goodwill and covenants not to compete for the above acquisitions of $1,176,000 as if the transactions were consummated at the beginning of the period presented. As a result, pro forma amortization expense increased by $840,000.

 (8) Represents the elimination of historical interest expense of $7,891,000 for the Holdings Acquisition, 1995 Other Acquisitions and 1996 Acquisitions and the effects on interest expense from borrowing to fund the above acquisitions of $4,338,000 as if the transactions were consummated at the beginning of the period presented. As a result, pro forma interest expense decreased by $3,553,000.

 (9) Represents the adjustment to effect pro forma adjustments for the Company's effective tax rate of 39.3%.

(10) Represents elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company.

(11) Represents the elimination of the amortization of capitalized debt issuance costs associated with the Citicorp Loan and the net reduction of amortization of capitalized debt issuance costs associated with the Company's restated revolving credit facility.

(12) Represents the elimination of historical interest expense on the Citicorp Loan and a portion of the revolving credit facility assuming the repayment of such indebtedness at the beginning of the period presented with a portion of the net proceeds from the sale of Common Stock offered hereby.

(13) Represents the elimination of historical accretion of dividends on Redeemable Preferred Stock assuming the redemption of the Redeemable Preferred Stock at the beginning of the period presented.

(14) Reflects the issuance of capital stock on January 4, 1996, as if the stock was sold at the beginning of the period presented. See Note 1 to the Company's Consolidated Financial Statements.

(15) Gives additional effect to the repurchase and elimination of the Citicorp Warrant and issuance of shares in the offering as if such transactions were consummated at the beginning of the period presented. See Note 1 to the Company's Consolidated Financial Statements.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE SIX MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      PRO FORMA                 PRO FORMA
                          HISTORICAL      1996       ACQUISITION  PRO FORMA     OFFERING       PRO FORMA
                           COMPANY   ACQUISITIONS(1) ADJUSTMENTS  COMBINED     ADJUSTMENTS    AS ADJUSTED
                          ---------- --------------- -----------  ---------    -----------    -----------
Revenues:
  Equipment rentals.....   $42,530       $2,327         $ --       $44,857       $   --        $ 44,857
  Sales of parts,
   supplies and
   equipment............    15,934        1,262           --        17,196           --          17,196
                           -------       ------         -----      -------       -------       --------
Total revenues..........    58,464        3,589           --        62,053           --          62,053
Cost of revenues:
  Cost of equipment
   rentals, excluding
   equipment rental
   depreciation.........    26,000        1,616           --        27,616           --          27,616
  Depreciation,
   equipment rentals....     7,789          461           (99)(3)    8,151           --           8,151
  Cost of sales of
   parts, supplies and
   equipment............    10,869          804           --        11,673           --          11,673
                           -------       ------         -----      -------       -------       --------
Total cost of revenues..    44,658        2,881           (99)      47,440           --          47,440
                           -------       ------         -----      -------       -------       --------
Gross profit............    13,806          708            99       14,613           --          14,613
Selling, general and
 administrative expense.     5,762          460          (247)(2)    5,975          (117)(7)      5,858
Depreciation and
 amortization,
 excluding equipment
 rental depreciation....     1,178          --            --         1,178           --           1,178
Amortization of
 intangibles............     1,161          --            139 (4)    1,300          (416)(8)        884
                           -------       ------         -----      -------       -------       --------
Operating income........     5,705          248           207        6,160           533          6,693
Interest expense, net...     3,684           39           225 (5)    3,948        (1,718)(9)      2,230
                           -------       ------         -----      -------       -------       --------
Income before income
 taxes..................     2,021          209           (18)       2,212         2,251          4,463
Provision for income
 taxes..................       794            1            74 (6)      869           884          1,753
                           -------       ------         -----      -------       -------       --------
Net income..............     1,227          208           (92)       1,343         1,367          2,710
Redeemable preferred
 stock accretion........     1,119          --            --         1,119        (1,119)(10)       --
                           -------       ------         -----      -------       -------       --------
Net income available to
 common stockholders....   $   108       $  208         $ (92)     $   224       $ 2,486       $  2,710
                           =======       ======         =====      =======       =======       ========
Net income per common
 share..................                                           $   .03                     $    .23
Weighted average common
 shares.................                                             7,012(11)                   11,589(12)

    See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                   Operations

      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE SIX MONTHS ENDED JUNE 30, 1996

 (1) Represents the results of the 1996 Acquisitions prior to their acquisition by the Company. Results of the 1996 Acquisitions subsequent to the dates of their acquisition are included in the Historical Company's results for the six months ended June 30, 1996.

 (2) Represents the elimination of certain officers' salaries associated with the 1996 Acquisitions as these officers will not be employed by the Company.

 (3) Represents the elimination of the historical carrying value rental depreciation of $461,000 and the Company's estimate of $362,000 for rental depreciation assuming the rental fleet acquired was recorded to fair market value at the beginning of the period presented. As a result, pro forma depreciation decreased by $99,000.

 (4) Represents the Company's estimate of amortization of goodwill and covenants not to compete for the 1996 Acquisitions of $139,000, as if the 1996 Acquisitions were consummated at the beginning of the period presented.

 (5) Represents the elimination of historical interest expense of $3,723,000 for the 1996 Acquisitions and the effects on interest expense from borrowing to fund the 1996 Acquisitions of $3,948,000, as if the transactions were consummated at the beginning of the period presented. As a result, pro forma interest expense increased by $225,000.

 (6) Represents the elimination of the historical provision for income taxes of $795,000 and the establishment of the Company's effective income tax rate which created an additional provision of $869,000 as if the transactions were consummated at the beginning of the period presented. As a result, pro forma benefit for income taxes increased by $74,000.


 (7) Represents half year effect of the elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company.

 (8) Represents the elimination of the amortization of capitalized debt issuance costs associated with the Citicorp Loan and the net reduction of amortization of capitalized debt issuance costs associated with the Company's restated revolving credit facility.

 (9) Represents the elimination of historical interest expense on the Citicorp Loan and a portion of the revolving credit facility assuming the repayment of such indebtedness at the beginning of the period presented with a portion of the net proceeds from the sale of Common Stock offered hereby.

(10) Represents the elimination of historical accretion of dividends on Redeemable Preferred Stock assuming the redemption of the Redeemable Preferred Stock at the beginning of the period presented.

(11) Reflects the issuance of capital stock on January 4, 1996, as if the stock were issued at the beginning of the period presented. See Note 1 to the Company's Consolidated Financial Statements.

(12) Gives additional effect to the repurchase and elimination of the Citicorp Warrant and issuance of shares in the offering as if such transactions were consummated at the beginning of the period presented. See Note 1 to the Company's Consolidated Financial Statements.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                  AT JUNE 30, 1996
                                         -------------------------------------
                                                     PRO FORMA
                                         HISTORICAL  OFFERING       PRO FORMA
                                          COMPANY   ADJUSTMENTS    AS ADJUSTED
                                         ---------- -----------    -----------
ASSETS:
  Cash and cash equivalents.............  $  1,865   $  2,062 (2)   $  3,927
  Accounts receivable, net..............    17,660        --          17,660
  Other receivables and prepaid expense.     7,116        --           7,116
  Parts and supplies inventories, net...     8,335        --           8,335
  Assets held for sale..................    18,298        --          18,298
  Deferred taxes........................     7,309        --           7,309
  Rental equipment, net.................    89,909        --          89,909
  Operating property and equipment, at
   cost, net............................    16,283        --          16,283
  Intangible assets.....................    30,187        --          30,187
  Other assets..........................     2,875        --           2,875
                                          --------   --------       --------
                                          $199,837   $  2,062       $201,899
                                          ========   ========       ========
LIABILITIES, REDEEMABLE PREFERRED STOCK
 AND COMMON STOCKHOLDERS' EQUITY:
  Accounts payable......................  $ 20,432   $    --        $ 20,432
  Payroll and other accrued expenses....    23,956        --          23,956
  Accrued interest payable..............       804        --             804
  Income taxes payable..................      (188)       --            (188)
  Deferred taxes........................     9,815        --           9,815
  Bank debt and long term obligations...   100,159    (24,711)(2)     75,448
  Obligations under capital leases......       316        --             316
                                          --------   --------       --------
  Total liabilities.....................   155,294    (24,711)       130,583
  Redeemable preferred stock............    37,020    (37,020)(2)        --
  Common stockholders' equity...........
    Common stock........................        67         47 (3)        114
    Additional paid-in capital..........     7,384     63,746 (3)     71,130
    Accumulated earnings................        72        --              72
                                          --------   --------       --------
  Total common stockholders' equity.....     7,523     63,793         71,316
                                          --------   --------       --------
                                          $199,837   $  2,062       $201,899
                                          ========   ========       ========


    See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                             AT JUNE 30, 1996

 (1) The purchase method of accounting has been used in preparing the Unaudited Pro Forma Consolidated Financial Statements of the Company with respect to the 1996 Acquisitions. Purchase accounting values have been assigned to the 1996 Acquisitions on a preliminary basis in the "Historical Company" column of the unaudited pro forma consolidated balance sheet. Management expects the final purchase accounting valuation to be completed before December 31, 1996.





 (2) Represents the use of $12,827,000 of proceeds from the offering to paydown the Company's revolving credit facility, the use of $11,884,000 of such proceeds to repay the outstanding balance of the Citicorp Loan as of June 30, 1996, and the use of $37,020,000 of such proceeds to redeem the Company's Redeemable Preferred Stock outstanding at June 30, 1996, with the excess proceeds shown as additional cash that will be used to redeem the expected additional balances related to the Citicorp Loan and the Redeemable Preferred Stock at the closing date of the offering.

 (3) To record the net proceeds to the Company from the sale of the 4,659,000 shares of Common Stock offered hereby.

        SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

   (IN THOUSANDS, EXCEPT SELECTED OPERATING DATA AND PER SHARE AMOUNTS)

  The following selected consolidated statement of operations financial information for the years ended December 31, 1993, 1994 and 1995, and selected consolidated balance sheet data as of December 31, 1994 and 1995, has been derived from the audited consolidated financial statements of the Company appearing elsewhere in this Prospectus. The selected consolidated financial information with respect to the Company's statement of operations data for the period ending December 31, 1992 and with respect to the balance sheet as of December 31, 1992 and 1993 has been derived from audited financial statements of the Company that are not included in this Prospectus. The selected consolidated financial information for the six months ended June 30, 1995 and 1996 has been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments), necessary to present fairly the Company's results of operations and financial position at such dates and for such periods. The results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for future periods or for the year ending December 31, 1996. The selected operating data presented below has not been audited. The selected consolidated financial information and operating data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                 SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                  JUNE 30,
                                      ------------------------------------- ---------------------------
                            7/17/92                                 PRO                         PRO
                          (INCEPTION)                              FORMA                       FORMA
                            THROUGH                             AS ADJUSTED                 AS ADJUSTED
STATEMENT OF OPERATIONS    12/31/92    1993     1994    1995      1995(1)    1995    1996      1996(1)
DATA:                     ----------- -------  ------- -------  ----------- ------- ------- -----------
Revenues:
 Equipment rentals......    $2,145    $17,238  $27,775 $47,170    $83,482   $16,587 $42,530   $44,857
 Sales of parts,
  supplies and
  equipment.............     2,042      8,394   14,040  18,747     28,763     7,948  15,934    17,196
                            ------    -------  ------- -------    -------   ------- -------   -------
Total revenues..........     4,187     25,632   41,815  65,917    112,245    24,535  58,464    62,053
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........     1,153     11,405   16,284  27,854     53,484     9,543  26,000    27,616
 Depreciation, equipment
  rentals ..............       245      2,161    4,020   7,691     13,530     2,875   7,789     8,151
 Cost of sales of parts,
  supplies and
  equipment.............     1,898      5,959   10,298  12,617     19,703     5,233  10,869    11,673
                            ------    -------  ------- -------    -------   ------- -------   -------
Total cost of revenues..     3,296     19,525   30,602  48,162     86,717    17,651  44,658    47,440
                            ------    -------  ------- -------    -------   ------- -------   -------
Gross profit............       891      6,107   11,213  17,755     25,528     6,884  13,806    14,613
Selling, general and
 administrative
 expense................       341      2,683    4,747   6,421      9,509     2,256   5,762     5,858
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........        11        211      504   1,186      1,908       352   1,178     1,178
Amortization of
 intangibles(2).........       321      2,635    2,078     718      1,715       312   1,161       884
Other charges(3)........       --         --       --      --         956       --      --        --
                            ------    -------  ------- -------    -------   ------- -------   -------
Operating income........       218        578    3,884   9,430     11,440     3,964   5,705     6,693
Interest expense, net...        77        407      731   3,314      4,023       811   3,684     2,230
                            ------    -------  ------- -------    -------   ------- -------   -------
Income before income
 taxes and non-recurring
 and extraordinary
 items..................       141        171    3,153   6,116      7,417     3,153   2,021     4,463
Provision for income
 taxes..................        81        465    1,177   2,401      2,915     1,235     794     1,753
                            ------    -------  ------- -------    -------   ------- -------   -------
Income (loss) before
 non-recurring and
 extraordinary items....        60       (294)   1,976   3,715    $ 4,502     1,918   1,227   $ 2,710
                                                                  =======                     =======
Extraordinary item(4)...       --         --       --     (478)                 --      --
                            ------    -------  ------- -------              ------- -------
Net income (loss).......        60       (294)   1,976   3,237                1,918   1,227
Redeemable preferred
 stock accretion .......       133      1,013    1,646   1,717                  846   1,119
                            ------    -------  ------- -------              ------- -------
Net income available to
 common stockholders....    $  (73)   $(1,307) $   330 $ 1,520              $ 1,072 $   108
                            ======    =======  ======= =======              ======= =======
Income before non-
 recurring and
 extraordinary items per
 common share...........    $ (.01)   $  (.18) $   .05 $   .30    $   .39   $   .16 $   .02   $   .23
                                                                  =======                     =======
Extraordinary item per
 common share...........       --         --       --     (.07)                 --      --
                            ------    -------  ------- -------              ------- -------
Net income (loss) per
 common share...........    $ (.01)   $  (.18) $   .05 $   .23              $   .16 $   .02
                            ======    =======  ======= =======              ======= =======
Weighted average common
 shares(5)..............     7,193      7,246    6,987   6,557     11,634     6,560   6,998    11,589

                                       YEARS ENDED DECEMBER     SIX MONTHS ENDED
                                               31,                  JUNE 30,
                                      ------------------------  -----------------
                            7/17/92
                          (INCEPTION)
                            THROUGH
                           12/31/92    1993    1994     1995     1995      1996
SELECTED OPERATING DATA:  ----------- ------  -------  -------  -------- --------
Beginning locations ....       --         11       21       25       25        50
 Locations acquired ....        11        11        1       26        2        16
 Locations opened.......       --        --         3       10        1        14
 Locations closed or
  sold..................       --         (1)     --        (2)     --        --
 Ending locations held
  for sale(6)...........       --        --       --        (9)     --        --
Ending locations .......        11        21       25       50       28        80
Total capital
 expenditures...........    $1,372    $6,618  $17,043  $23,632  $ 8,707  $ 42,392
Equipment
 utilization(7).........                  72%      79%      77%      79%       67%

                                    DECEMBER 31,                  JUNE 30, 1996
                          ---------------------------------- -----------------------
                                                                        PRO FORMA
                           1992    1993     1994      1995    ACTUAL  AS ADJUSTED(1)
                          ------- -------  -------  -------- -------- --------------
BALANCE SHEET DATA:
Net book value of rental
 equipment..............  $ 8,591 $16,223  $24,138  $ 52,818 $ 89,909    $ 89,909
Total assets............   18,360  35,877   48,098   137,832  199,837     201,899
Total debt (including
 capital leases)........    5,024   4,411   12,752    68,555  100,475      75,764
Redeemable Preferred
 Stock (net of treasury
 stock).................   10,144  25,956   26,684    28,401   37,020         --
Stockholders' equity
 (deficit)..............       24  (1,281)  (1,474)       46    7,523      71,316

- -------

(1) Gives effect to (i) all of the acquisitions described in "Unaudited Pro Forma Consolidated Financial Information," (ii) the sale by the Company of 4,659,000 shares of Common Stock in the offering at an assumed initial public offering price of $15.00 per share, (iii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from the offering, (iv) repurchase of the Citicorp Warrant, (v) the redemption of the Company's Redeemable Preferred Stock upon application of a portion of the net proceeds to the Company from the offering (and related elimination of Redeemable Preferred Stock accretion), (vi) the elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company and
    (vii) reduction of interest expense and amortization of intangibles expense resulting from the Company's restated revolving credit facility, in each case as if such transactions had occurred on the first day of the period presented in the case of statement of operations data or at June 30, 1996 in the case of balance sheet data. See "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions" and the Company's Consolidated Financial Statements and the Notes thereto.

(2) 1993 data includes $781,000 for the write-off of costs in excess of net assets acquired.

(3) Represents the expenses associated with the relocation of the corporate office of Acme Holdings Inc. ("Holdings") from Irvine, California to Scottsdale, Arizona in May 1995. Expenses include remaining lease costs, severance and relocation costs.

(4) The Company's 1995 extraordinary item represents the loss on extinguishment of debt related to the $30.0 million revolving credit facility paid off September 12, 1995. The 1995 Pro Forma As Adjusted data excludes the following items related to the Holdings Acquisition and Holdings' prepackaged bankruptcy:

                                                                  (IN THOUSANDS)
                                                                  --------------
        Gain on extinguishment of debt...........................    $52,079
        Fresh start accounting adjustment........................     (4,500)
        Reorganization items.....................................     (2,209)
                                                                     -------
                                                                     $45,370
                                                                     =======

(5) See Note 1 to the Company's consolidated financial statements.

(6) In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' California locations. As of July 30, 1996, seven of such locations continued to be held for sale and are included in "assets held for sale" in the Company's Consolidated Financial Statements. The Company has executed letters of intent to sell six such remaining locations and to sell the rental, service and delivery fleets of the seventh location.

(7) For the years ended December 31, 1993 and 1994 and the six months ended June 30, 1995 and 1996, equipment utilization is calculated by dividing equipment rental revenues for such period into the original cost of the average rental equipment fleet during the period. For the year ended December 31, 1995, equipment utilization is a weighted average giving effect to the Holdings Acquisition. At the time of the Company's acquisition of Holdings, Holdings' equipment utilization rates were lower than the Company's. Equipment utilization data for the period ended December 31, 1992 is not meaningful as it represents only a partial year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the Company's consolidated financial condition and consolidated results of operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  Since its formation in 1992, the Company has acquired 16 businesses comprised of 65 locations and has opened 27 start-up locations through July 30, 1996. The Company has also focused on increasing revenues and profitability across its locations through investments in fleet expansion, the implementation of information systems designed to improve asset utilization and targeted marketing efforts. As a result, the Company's total revenues have increased from $25.6 million in the year ended December 31, 1993 to $65.9 million in the year ended December 31, 1995. During the same period, the Company's operating margin has expanded from 2.3% to 14.3%.

  The Company has historically financed its acquisitions, start-up locations and capital expenditures primarily through the issuance of equity securities, internally generated cash flow and bank borrowings. Such financings have increased the Company's interest expense and resulted in the accretion of dividends on Redeemable Preferred Stock. Because all of the acquisitions have been accounted for under the purchase method of accounting, such acquisitions have increased the Company's goodwill and other intangibles (including covenants not to compete). During the initial phase of an acquisition or start-up location, the Company typically incurs expenses related to completing acquisitions and opening start-up locations, training employees, installing or converting information systems, facility set-up and marketing expenses. As a result, the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Integration of acquisitions is generally completed within the first six months, while the Company generally expects start-up locations to achieve normalized profitability after one year.

  The Company is continually involved in the investigation and evaluation of potential acquisitions and start-up locations. Any such transactions are typically subject to numerous conditions, including due diligence investigation, environmental review and negotiation of a definitive purchase agreement. In evaluating acquisition targets, the Company considers, among other things, its competitive market position, management team, growth position, and the demographic characteristics of the target market. At any time, the Company may have one or more offers outstanding and may have executed letters of intent or binding acquisition agreements. Although the Company is currently discussing a number of possible transactions, there can be no assurance that such discussions will result in any particular transaction being consummated.

  Since September 1995, the Company has acquired the following businesses: (i) AA Rentals, acquired in December 1995 with one location in Athens, Georgia;
(ii) a Sarasota, Florida location, acquired in December 1995; (iii) U-Rent-M, acquired in January 1996 with six locations in Bryan, College Station, Temple, Huntsville and Brenham, Texas; (iv) Sun, acquired in February 1996 with one location in each of Daytona Beach and New Smyrna Beach, Florida; (v) a Naples, Florida location, acquired in March 1996; (vi) B&S, acquired in May 1996 with three locations in Little Rock, Arkansas and one location in each of North Little Rock and Jacksonville, Arkansas; and (vii) ERS, acquired in June 1996 with one location in each of Myrtle Beach and Georgetown, South Carolina. The Company financed all of these acquisitions with internally generated cash flow and borrowings under its revolving credit facility, except for U-Rent-M, which in addition to such borrowings, was financed by the issuance of approximately $11 million of equity securities.

  In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' 11 rental locations in California, as they did not meet the Company's financial performance criteria. To date, the Company has sold three California rental locations and closed another. The Company anticipates selling, closing or otherwise disposing of the remaining seven California locations by September 30, 1996. These remaining rental locations have been classified as "assets held for sale" in the Company's Consolidated Financial Statements. The Company has executed letters of intent to sell six such remaining locations and to sell the rental, service and delivery fleets of the seventh location.

  The Company continually reinvests in ongoing capital expenditures in order to acquire and maintain a competitive, high quality rental equipment fleet. For the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, the Company's capital expenditures aggregated $6.6 million, $17.0 million, $23.6 million and $42.4 million, respectively. The Company depreciates rental equipment over periods ranging from three to seven years, which has resulted in equipment rental depreciation of $2.2 million, $4.0 million, $7.7 million and $7.8 million for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996, respectively. Depreciation related to new rental equipment periodically contributes to short-term margin pressure, since new rental equipment does not immediately generate revenues at historical equipment utilization rates. In recent years, the Company has also made substantial investments in information systems. The Company believes that its sophisticated information systems, combined with its cluster strategy and ability to redeploy equipment among locations, allow RSC to manage its fleet effectively and achieve higher equipment utilization rates than many of its competitors.

  The Company intends to apply the net proceeds received by it from the offering to redeem the Company's Redeemable Preferred Stock, to repay the Citicorp Loan and to reduce outstanding borrowings under the Company's revolving credit facility. The redemption of the Redeemable Preferred Stock will eliminate the 6% cumulative dividend payable thereon. For the year ended December 31, 1995 and six months ended June 30, 1996 the accreted value of preferred stock dividends was $1.7 million and $1.1 million, respectively. At June 30, 1996, approximately $11.9 million was outstanding under the Citicorp Loan and approximately $87.3 million was outstanding under the Company's revolving credit facility. In addition, upon completion of the offering, the obligation of the Company to pay Brentwood Buyout Partners, L.P. ("BBP"), an annual monitoring fee of $235,000 will terminate. See "Use of Proceeds" and "Certain Relationships and Related Transactions--Management Agreement."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, information derived from the consolidated statements of operations of the Company expressed as a percentage of total revenues, and the percentage change in such items compared to the same period in the prior year. There can be no assurance that the trends in revenue growth or operating results will continue in the future.

                               PERCENTAGE OF TOTAL REVENUES               PERCENTAGE INCREASE (DECREASE)
                          ------------------------------------------  --------------------------------------
                                                        SIX MONTHS
                                                           ENDED                                 SIX MONTHS
                           YEARS ENDED DECEMBER 31,      JUNE 30,                                  ENDED
                          ----------------------------  ------------                              JUNE 30,
                            1993      1994      1995    1995   1996   1994 VS 1993 1995 VS 1994 1996 VS 1995
                          --------  --------  --------  -----  -----  ------------ ------------ ------------
Revenues:
 Equipment rentals......      67.3%     66.4%     71.6%  67.6%  72.7%      61.1%       69.8%       156.4%
 Sales of parts,
  supplies and
  equipment.............      32.7      33.6      28.4   32.4   27.3       67.3        33.5        100.5
                          --------  --------  --------  -----  -----
Total revenues..........     100.0     100.0     100.0  100.0  100.0       63.1        57.6        138.3
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........      44.5      39.0      42.3   38.9   44.5       42.8        71.1        172.5
 Depreciation, equipment
  rentals...............       8.4       9.6      11.7   11.7   13.3       86.0        91.3        170.9
 Cost of sales of parts,
  supplies and
  equipment.............      23.3      24.6      19.1   21.3   18.6       72.8        22.5        107.7
                          --------  --------  --------  -----  -----
Total cost of revenues..      76.2      73.2      73.1   71.9   76.4       56.7        57.4        153.0
                          --------  --------  --------  -----  -----
Gross profit............      23.8      26.8      26.9   27.1   23.6       83.6        58.3        100.6
Selling, general and
 administrative expense.      10.5      11.4       9.7    9.2    9.9       76.9        35.3        155.4
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........       0.8       1.2       1.8    1.4    2.0      138.9       135.3        234.7
Amortization of
 intangibles............      10.2       4.9       1.1    1.3    2.0      (21.1)      (65.4)       272.1
                          --------  --------  --------  -----  -----
Operating income........       2.3       9.3      14.3   16.2    9.7      572.0       142.8         43.9
Interest expense, net...       1.6       1.8       5.0    3.3    6.3       79.6       353.4        354.3
                          --------  --------  --------  -----  -----
Income before income
 taxes and extraordinary
 item...................       0.7%      7.5%      9.3%  12.9%   3.4%   1,743.9        94.0        (35.9)
                          ========  ========  ========  =====  =====
Other Data:
 Rental gross profit....      21.3      26.9      24.6   25.1   20.6      103.5        55.6        109.7
 Sales gross profit.....      29.0      26.7      32.7   33.1   31.8       53.7        63.8         86.6

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

  Revenues. Total revenues for the six months ended June 30, 1996 increased by 138.3% to $58.5 million from $24.5 million in the same period in 1995. This increase was primarily due to the inclusion of revenues from acquisitions of nine businesses and the opening of twenty-three start-up locations subsequent to June 30, 1995. Equipment rental revenues increased by 156.4% to $42.5 million from $16.6 million due to a larger rental fleet as a result of acquisitions, the partial period impact of $42.4 million in capital expenditures during the first half of 1996 and the full period impact of $23.6 million in capital expenditures in 1995. Sales of parts, supplies and equipment increased by 100.5% to $15.9 million from $7.9 million due primarily to the increased number of rental locations selling these items.

  Gross Profit. Gross profit for the six months ended June 30,1996 increased to $13.8 million, or 23.6% of total revenues, from $6.9 million, or 28.1% of total revenues, in the same period in 1995. Gross margins on equipment rentals decreased to 20.6% of equipment rental revenues from 25.1%. This decline was primarily due to the impact of 30 location additions during the period. These new locations were comprised of 16 acquired locations and 14 start-ups and operated for an average of three months during the period. Start-ups and acquisitions generally incur start-up and integration expenses during their first six months of operation resulting in lower rental gross profit margins. These expenses include direct wages, facility rent, equipment re-rent expense and depreciation. Approximately one-fifth of the decline in gross margins on equipment rentals was attributable to higher depreciation, primarily as a result of substantial capital expenditures made during the period. Gross margins on sales of parts, supplies and equipment decreased to 31.8% of sales from 34.2% due primarily to a change in the product mix of parts, supplies and equipment sales.

  Selling, General and Administrative Expense. Selling, general and administrative expense for the six months ended June 30,1996 was $5.8 million, or 9.9% of total revenues compared to $2.3 million, or 9.2% of total revenues in the same period in 1995. The increase of $3.5 million is attributable primarily to higher selling, general and administrative expense associated with the Holdings acquisition. Prior to its acquisition in September 1995, Holdings' selling, general and administrative expense was approximately 16.0% of its total revenues.

  Depreciation and amortization, excluding equipment rental depreciation. Depreciation and amortization, excluding equipment rental depreciation, for the six months ended June 30,1996 was $1.2 million, or 2.0% of total revenues compared to $352,000, or 1.4% of total revenues for the same period in 1995. The increase is attributable to the larger fleet of service and delivery vehicles in 1996 versus 1995, as well as to capital expenditures on rental locations in 1995 and the first six months of 1996 in order to standardize their appearance.

  Amortization of intangibles. Amortization of intangibles expense for the six months ended June 30, 1996 was $1.2 million, or 2.0% of total revenues compared to $312,000, or 1.3% of total revenues for the same period in 1995. The increase is due to additional covenants not-to-compete associated with acquisitions since June 30, 1995 and amortization of the capitalized costs in connection with the revolving credit facility entered into in September, 1995. The Company expects that it will generally obtain covenants not to compete in connection with acquisitions, which will be amortized over their terms, usually one to three years.

  Interest Expense, net. Interest expense, net, for the six months ended June 30, 1996 was $3.7 million compared to $811,000 in the same period in 1995. This increase was a result of the Company's increased average debt outstanding for the six months ended June 30, 1996 compared to the same period in 1995, as well as amortization of mandatory increases in the prepayment price of the Citicorp Loan. The increased debt resulted from start-up locations, acquisitions and capital expenditures financed under the Company's revolving credit facility.

  Provision for Income Taxes. Provision for income taxes was $794,000 for the six months ended June 30, 1996 compared to $1.2 million in the same period in 1995. The Company's effective tax rate was 39.3% for the six month period ending June 30, 1996 compared 39.2% for the same period in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Total revenues for the year ended December 31, 1995 increased 57.6% to $65.9 million compared to $41.8 million for the year ended December 31, 1994. This increase was primarily due to the inclusion of revenues from acquisitions of five businesses and the opening of ten start-up locations in 1995. Equipment rental revenues increased 69.8% to $47.2 million for the year ended December 31, 1995 from $27.8 million in the same period in 1994. The acquisition of Holdings accounted for $10.2 million or 52.6% of the increase in equipment rental revenues. In addition, rental revenues increased due to a larger rental fleet as a result of acquisitions and the partial year impact of approximately $23.6 million of capital expenditures in 1995 and the full year impact of 1994 capital expenditures of $17.0 million. Sales of parts, supplies and equipment increased 33.5% to $18.7 million for the year ended December 31, 1995 from $14.0 million for the year ended December 31, 1994. The increase was primarily due to an increase in the number of rental locations selling parts, supplies and equipment. The acquisition of Holdings accounted for $1.7 million or approximately 36.2% of the increase.

  Gross Profit. Gross profit for the year ended December 31, 1995 increased to $17.8 million or 26.9% of total revenues from $11.2 million, or 26.8% of total revenues, for the year ended December 31, 1994. Gross margin on equipment rentals decreased to 24.6% of rental revenues from 26.9% for the year ended December 31, 1994 due primarily to an increase in rental depreciation expense as a percentage of rental revenues from 14.5% to 16.3% as a result of $23.6 million in capital expenditures in 1995, and, to a lesser extent, to a higher number of acquisitions and start-ups in 1995, with correspondingly higher start-up and acquisition expenses. Gross margin on sales of parts, supplies and equipment increased to 32.7% of sales in 1995 from 26.7% in 1994 due to a favorable product mix among parts, supplies and equipment sales.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased to $6.4 million, or 9.7% of total revenues for the year ended December 31, 1995, compared to $4.7 million or 11.4% of total revenues, for the year ended December 31, 1994. The increase of $1.7 million was attributable to infrastructure costs associated with start-ups and acquisitions.

  Depreciation and amortization, excluding equipment rental depreciation. Depreciation and amortization, excluding equipment rental depreciation, for the year ended December 31, 1995 was $1.2 million, or 1.8% of total revenues, compared to $504,000, or 1.2% of total revenues, for the same period in 1994. The increase of $682,000 was attributable to a larger fleet of vehicles associated with start-up locations and continued replacement of older delivery vehicles.

  Amortization of intangibles. Amortization of intangibles expense for the year ended December 31, 1995 was $718,000 compared to $2.1 million for the same period in 1994. The decrease of $1.4 million was caused by the completion in 1994 of the amortization of covenants not-to-compete associated with 1993 acquisitions.

  Interest Expense, net. Interest expense, net, for the year ended December 31, 1995 was $3.3 million, compared to $731,000 for the year ended December 31, 1994. The increase was attributable primarily to increased average debt outstanding, as well as amortization of mandatory increases in the prepayment price of the Citicorp Loan. During the year, total debt increased from $12.8 million to $68.6 million. The increase in debt resulted from acquisitions, capital expenditures and start-up locations financed under the Company's revolving credit facility.

  Provision for Income Taxes. Provision for income taxes was $2.4 million for fiscal 1995, as compared to $1.2 million for 1994. The Company's effective tax rate was 39.3% for 1995, as compared to 37.3% for 1994.

  Extraordinary Item. In 1995, the Company wrote off capitalized costs of $478,000 associated with the Company's prior revolving credit facility which was refinanced in September, 1995, net of an $305,000 income tax benefit.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Revenues. Total revenues for the year ended December 31, 1994 increased 63.1% to $41.8 million compared to $25.6 million for the year ended December 31, 1993. Revenues increased primarily due to the full year impact of the two locations acquired in Alabama in June 1993 and the nine locations acquired in Georgia in August 1993, along with three start-up locations opened in 1994. Equipment rental revenues increased 61.1% to $27.8 million for the year ended December 31, 1994 from $17.2 million in the same period in 1993. Rental revenues increased due to a larger rental fleet as a result of acquisitions and the partial year impact of $17.0 million of capital expenditures in 1994 and the full year impact of 1993 capital expenditures of $6.6 million. Sales of parts, supplies and equipment increased 67.3% to $14.0 million for the year ended December 31, 1994 from $8.4 million for the year ended December 31, 1993. The increase was primarily attributable to the full year impact of the acquisitions completed in 1993 and to the opening of three start-up locations in 1994.

  Gross Profit. Gross profit for the year ended December 31, 1994 increased to $11.2 million or 26.8% of total revenues from $6.1 million or 23.8% of total revenues for the year ended December 31, 1993. Gross margin on equipment rentals increased to 26.9% of revenues from 21.3% for the year ended December 31, 1993. The primary reason for the percentage increase was the impact of improved fleet utilization rates. Gross margin on sales of parts, supplies and equipment decreased to 26.7% of sales in 1994 from 29.0% in 1993, due primarily to a change in product mix among parts, supplies and equipment sales from the prior period.

  Selling, General and Administrative Expense. Selling, general and administrative expense for the year ended December 31, 1994 was $4.7 million or 11.4% of total revenues compared to $2.7 million or 10.5% of total revenues for the same period in 1993. The increase resulted from investment in infrastructure to support growth in the Company's operations and the full-year effect of expenses associated with the businesses acquired in 1993.

  Depreciation and amortization, excluding equipment rental depreciation. Depreciation and amortization, excluding equipment rental depreciation, for the year ended December 31, 1994 was $504,000 compared to $211,000 for the same period in 1993. The increase was primarily attributable to expansion of the Company's non-rental delivery fleet and to the impact of a full year's depreciation of assets acquired in 1993.

  Amortization of intangibles. Amortization of intangibles expense for the year ended December 31, 1994 was $2.1 million compared to $2.6 million for the same period in 1993. The 1993 amount included a $781,000 write-off of impaired goodwill. The remaining difference represents the full year effect of the amortization of the covenant not-to-compete and goodwill related to the Georgia and Alabama acquisitions.

  Interest Expense, net. Interest expense, net, for the year ended December 31, 1994 was $731,000 compared to $407,000 for the comparable period in 1993. This increase was a result of the Company's increased average debt outstanding for the year ended December 31, 1994 compared to the period ended December 31, 1993. Total debt increased from $4.4 million to $12.8 million as of December 31, 1994. The increase in debt resulted from acquisitions, capital expenditures and start-up locations financed under the Company's revolving credit facility.

  Provision for Income Taxes. Provision for income taxes was $1.2 million for the year ended December 31, 1994, compared to $465,000 for the year ended December 31, 1993. The Company had an effective tax rate of 37.3% in 1994, due to an assessment of an alternative minimum tax.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary uses of cash have been the funding of capital expenditures, acquisitions and start-up locations. The Company historically has financed its capital expenditures, acquisitions and start-up locations primarily through the issuance of equity securities, secured bank borrowings and net cash provided by operating activities. The Company had cash and cash equivalents of $1.9 million at June 30, 1996 and $1.5 million at December 31, 1995.

  During the six months ended June 30, 1996, the Company's operating activities provided net cash flow of $11.7 million as compared to $4.4 million for the same period in the prior year. The principal causes for the variation in cash flow between the periods were increased depreciation and amortization and higher average accounts payable. For the years ended December 31, 1994 and 1995, cash provided by operating activities was $7.4 million and $12.5 million, respectively. The increase was attributable primarily to higher net income and an increase in depreciation and amortization. Net cash provided by operating activities excluded proceeds from the sale of equipment, which were $5.4 million for the six months ended June 30, 1996 compared to $2.0 million for the same period in the prior year. This increase was primarily the result of a larger fleet resulting from acquisitions.

  Net cash used in investing activities was $56.9 million in the six months ended June 30, 1996 as compared to $8.1 million in the same period for the prior year. The increase was primarily attributable to a higher level of capital expenditures and acquisitions. During the years ended December 31, 1993, 1994 and 1995, the Company's net cash used in investing activities was $17.8 million, $13.8 million and $61.6 million, respectively. Acquisition spending totaled $1.4 million and $19.9 million in the six months ended June 30, 1995 and 1996, and $9.7 million, $20,000 and $42.1 million in the years ended December 31, 1993, 1994 and 1995, respectively. Acquisition spending for the six months ended June 30, 1996 includes the U-Rent-M, Sun, B&S and ERS acquisitions completed in the first half of 1996. In addition, the Company had capital expenditures of $6.6 million, $17.0 million and $23.6 million in the respective 1993, 1994 and 1995 periods, and $8.7 million and $42.4 million in the respective 1995 and 1996 six month periods. Capital expenditures were primarily for purchases of rental equipment.

  Net cash provided by financing activities was $5.2 million for the six months ended June 30, 1995 as compared to $45.6 million for the six months ended June 30, 1996. The net cash provided by financing activities was primarily due to issuances of capital stock and borrowings under a revolving credit facility. Net cash provided by financing activities was $13.6 million, $6.5 million and $49.8 million for the years ended December 31, 1993, 1994 and 1995, respectively. In 1993, net cash provided by financing activities primarily resulted from the issuance of Redeemable Preferred Stock used to finance acquisitions and rental fleet and to repay long-term obligations. In fiscal 1994, net cash provided by financing activities primarily related to borrowings made on the Company's previous revolving credit facility, which were used to fund acquisitions and purchase rental equipment. In fiscal 1995, the increase in net cash provided by financing activities was primarily due to receipt of the proceeds from the new revolving credit facility and the Citicorp Loan, which were used to pay off the Company's previous revolving credit facility and to acquire Holdings.

  The Company has historically financed some of its purchases of rental equipment through capital leases and other obligations. Purchases of $2.5 million of rental equipment and computer equipment were financed in this manner during 1993. The Company believes additional sources of financing are available on a cost-effective basis and plans to use them, as necessary, in connection with its expansion plans, to the extent permitted by the revolving credit facility.

  The Company's principal source of liquidity is a $95.0 million senior secured revolving credit facility (the "Revolver") among the Company's subsidiaries and certain financial institutions. The Revolver consists of a revolving line of credit and availability of letters of credit. The total amount of credit available under the Revolver is limited to a borrowing base equal to the sum of (i) 85% of eligible accounts receivable and (ii) 75% of the value (at the lower of net book value or market) of eligible rental equipment. The Revolver expires September 12, 1998 and may be extended one year with the consent of the lenders if no default exists. The Revolver has customary financial covenants regarding interest coverage, debt ratios, capital expenditures and minimum EBITDA levels. The Revolver also contains covenants and provisions that restrict, among other things, the Company's subsidiaries' ability to: (i) incur additional indebtedness; (ii) incur liens on its property; (iii) enter into contingent obligations; (iv) engage in certain sales of assets; (v) declare or pay dividends (including dividends to RSC) or make other restricted payments; (vi) merge or consolidate with or acquire another person or engage in other fundamental changes; (vii) enter into leases; and (viii) engage in certain transactions with affiliates. The Revolver restricts the Company's investments and capital expenditures (other than from sales of assets) to $44.6 million in 1996, increasing to $47.2 million in 1997 and $51.8 million in 1998, thereby limiting the ability of the Company and its subsidiaries to expand their businesses. In addition, the Company needs the consent of the lenders to make an acquisition or series of related acquisitions exceeding $10 million for a single transaction or series of related transactions or exceeding $15 million in any fiscal year. As of December 31, 1995, March 31, 1996 and June 30, 1996, the Company was not in compliance with certain covenants of the Revolver related to minimum EBITDA levels and the maximum total indebtedness ratio. The Company has received a waiver with respect to such non-compliance. The Revolver provides for certain customary events of default, including a Change of Control (as defined in the Revolver). Borrowings under the Revolver are secured by all of the real and personal property of the Company's subsidiaries and a pledge of the capital stock and intercompany debt of the subsidiaries. In addition, certain subsidiaries of the Company are guarantors of the obligations under the Revolver. At July 30, 1996, the principal amount outstanding under the Revolver was $82.7 million, and the interest rate on such borrowings was 8.6%. At July 30, 1996, an additional $6.0 million was available to the Company under the Revolver.

  In conjunction with the offering, the Company intends to amend and restate the Revolver (the "Restated Revolving Credit Facility") to, among other things, increase the availability to $125.0 million, decrease the interest rates by 0.50% and extend the maturity date five years to 2001. The Company's subsidiaries have received a commitment, subject to completion of the offering and other conditions, from one of their lenders for the incremental financing, and from the agent for the lenders under the Revolver to use its best efforts to obtain the requisite consents from other lenders for the proposed revisions to the Revolver. As part of the new agreement, the Company will become a guarantor of the obligations of its subsidiaries, and will grant liens on substantially all of its assets (including the stock of its subsidiaries) to secure such guaranty. In addition, the new agreement will amend certain covenants, including the restrictions on investments, capital expenditures and acquisitions. The amendment will increase the allowed investments and capital expenditures to $63.0 million in 1996, $66.0 million in 1997, $69.0 million in 1998, $72.0 million in 1999 and $75.0 million in any fiscal year thereafter (plus amounts reinvested from asset sales). The amendment will also provide that the Company would need consent of the lenders to make acquisitions which exceed $15 million for any single transaction or series of related transactions, or exceed $20 million in any fiscal year, unless the consideration is stock of the Company or cash proceeds from the issuance of stock. In connection with the payoff of the Citicorp Loan and the Restated Revolving Credit Facility to be effective with the offering, the Company anticipates recording an extraordinary loss on extinguishment of debt in the third quarter of 1996 of approximately $1.6 million.

  Following application of the net proceeds from the sale of the Common Stock offered by the Company hereby, the Company expects to have improved liquidity and capital resources due to the replacement of a significant portion of its secured debt and Redeemable Preferred Stock (as well as the related interest and debt obligations) with Common Stock. As part of its growth strategy, the Company is continually involved in the investigation and evaluation of potential acquisitions and start-up locations. The Company is currently evaluating a number of acquisition opportunities and start-up locations and may at any time be a party to one or more letters of intent or acquisition agreements. The Company's liquidity and capital resources have been and will continue to be significantly impacted by the Company's growth strategy and by the need to offer customers a modern and well-maintained rental equipment fleet. The Company needs to be able to complete acquisitions, open start-up locations and make the capital expenditures necessary to acquire and maintain its rental fleet. RSC currently estimates that it will incur capital expenditures of approximately $62.4 million in 1996 ($42.4 million of which was expended during the first two quarters of 1996), primarily for fleet expansion, acquisitions and start-up locations. The Company's material commitments for capital expenditures, at June 30, 1996, were $8.4 million. The Company believes that cash flow from operations, together with availability under the Revolver and vendor financing in appropriate cases, will be sufficient to support its operations and capital liquidity requirements for the next 12 months. However, if significant acquisition opportunities arise, the Company may need to seek additional capital to complete them. Such acquisitions could be financed through incurrence of additional indebtedness or issuance of common or preferred stock (which may be issued to third parties or to sellers of acquired businesses), depending on market conditions. If such financing were not available, the Company's growth strategy could be hampered and its cash flow from operations reduced, thereby constraining funds available for growth and acquisitions. Further, additional indebtedness would increase RSC's leverage and may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. However, there can be no assurance that the Company's business will generate sufficient cash flow or that future borrowings or additional capital, if and when required, will be available on terms acceptable to the Company, or at all.

REDEEMABLE PREFERRED STOCK AND ACCRETION

  From July, 1992 through July 30, 1996, the Company has issued a total of 319,805 shares of its Redeemable Preferred Stock at a price of $100 per share. The Redeemable Preferred Stock accrues dividends at the rate of 6% per annum, compounded quarterly. The dividends accrued were $1.6 million, $1.7 million and $1.1 million for the years ended December 31, 1994 and December 31, 1995 and the six months ended June 30, 1996, respectively. At June 30, 1996, Redeemable Preferred Stock was $37.0 million. See "Use of Proceeds."

ENVIRONMENTAL

  The Company and its operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company has accrued $800,000 at June 30, 1996, related to the removal of underground tanks and remediation expenses. See "Risk Factors--Government and Environmental Regulation."

ASSETS HELD FOR SALE

  In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' rental locations in California, since they were inconsistent with the Company's financial performance criteria. The assets related to those rental locations, consisting primarily of rental equipment and accounts receivable, have been classified as "assets held for sale" in the Company's consolidated financial statements. The Company believes the aggregate sales proceeds will approximate the carrying value of these assets. The Company has accrued $2.5 million (including allocated interest of $1.4 million) of expected cash outflows from operations of these rental locations through the expected date of disposal as part of the allocation of the purchase price of Holdings. The Company has sold three locations, closed one location and anticipates selling, closing or disposing of the remaining seven locations by September 30, 1996. The Company has executed letters of intent to sell six such remaining locations and to sell the rental, service and delivery fleets of the seventh location.

COMMITMENTS TO PURCHASE EQUIPMENT

  As of June 30, 1996, the Company had commitments to purchase $8.4 million of equipment. Such purchases are expected to be financed through borrowings under the Revolver.

SEASONALITY AND SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth unaudited quarterly consolidated statement of operations data for the year ended December 31, 1994, the year ended December 31, 1995 and the quarters ended March 31, 1996 and June 30, 1996. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the quarters presented. Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and start-up locations and related costs; the effectiveness of integrating acquired businesses and start-up locations; the timing of fleet expansion capital expenditures; the realization of targeted equipment utilization rates; seasonal rental patterns of the Company's customers; and price changes in response to competitive factors. In addition, operating results have been seasonally lower during the first and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of results for any future period.

                                 1994 QUARTERS ENDED                1995 QUARTERS ENDED         1996 QUARTERS ENDED
                          ---------------------------------- ---------------------------------- ---------------------
                          MARCH 31 JUNE 30 SEPT. 30  DEC. 31 MARCH 31 JUNE 30 SEPT. 30  DEC. 31  MARCH 31    JUNE 30
                          -------- ------- --------  ------- -------- ------- --------  ------- ----------  ---------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Equipment rentals......   $5,397  $ 6,545 $ 7,610   $ 8,223 $ 7,578  $ 9,009 $11,894   $18,689 $  19,656   $  22,874
 Sales of parts,
  supplies and
  equipment.............    3,112    3,495   3,150     4,283   4,005    3,943   4,567     6,232     7,541       8,393
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Total revenues..........    8,509   10,040  10,760    12,506  11,583   12,952  16,461    24,921    27,197      31,267
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........    3,458    3,917   4,347     4,562   4,476    5,067   7,189    11,122    12,449      13,551
 Depreciation, equipment
  rentals...............      799      926   1,112     1,183   1,317    1,558   1,881     2,935     3,633       4,156
 Cost of sales of parts,
  supplies and
  equipment.............    2,128    2,429   2,230     3,511   2,550    2,683   3,157     4,227     5,067       5,802
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Total cost of revenues..    6,385    7,272   7,689     9,256   8,343    9,308  12,227    18,284    21,149      23,509
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Gross profit............    2,124    2,768   3,071     3,250   3,240    3,644   4,234     6,637     6,048       7,758
Selling, general and
 administrative expense.      858    1,110   1,516     1,263   1,097    1,159   1,413     2,752     2,734       3,028
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........       90      113     143       158     159      193     237       597       571         607
Amortization of
 intangibles............      580      573     521       404     155      157      14       392       561         600
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Operating income........      596      972     891     1,425   1,829    2,135   2,570     2,896     2,182       3,523
Interest expense, net...      100       89     228       314     355      456     890     1,613     1,639       2,045
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Income before income
 taxes and extraordinary
 item...................      496      883     663     1,111   1,474    1,679   1,680     1,283       543       1,478
Provision for income
 taxes..................      185      329     247       416     575      660     659       507       213         581
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Income before
 extraordinary item.....      311      554     416       695     899    1,019   1,021       776       330         897
Extraordinary item, net
 of income tax benefit
 of $305,000............      --       --      --        --      --       --     (478)      --        --          --
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Net Income..............      311      554     416       695     899    1,019     543       776       330         897
Redeemable preferred
 stock accretion........      408      416     422       400     420      426     432       439       554         565
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Net income (loss)
 available to common
 stockholders...........   $  (97) $   138 $    (6)  $   295 $   479  $   593 $   111   $   337 $    (224)  $     332
                           ======  ======= =======   ======= =======  ======= =======   ======= =========   =========
Weighted average common
 and common equivalent
 shares.................    7,415    7,406   6,560     6,560   6,560    6,560   6,560     6,548     6,997       6,998
Income (loss) before
 extraordinary item per
 common share...........   $ (.01) $   .02 $   .00   $   .04 $   .07  $   .09 $   .09   $   .05 $    (.03)  $     .05
Extraordinary item per
 common share...........      --       --      --        --      --       --     (.07)      --        --          --
                           ------  ------- -------   ------- -------  ------- -------   ------- ---------   ---------
Net income (loss) per
 common shares..........   $ (.01) $   .02 $   .00   $   .04 $   .07  $   .09 $   .02   $   .05 $    (.03)  $     .05
                           ======  ======= =======   ======= =======  ======= =======   ======= =========   =========
Net increase in
 locations at period
 end....................        0        1       3         0       2        1      15         7        13          17

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

  In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. SFAS 123 allows for a fair value based method of accounting for employee stock options and similar equity instruments. The Company intends to apply the recognition and measurement provisions of APB Opinion No. 25 to all employee stock options and similar equity instruments awarded after December 31, 1995.

INCOME TAXES

  At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $17.9 million that expire in years 2005 through 2010. In addition, the Company had combined state (California, Florida and Texas) net operating loss carryforwards of $13.8 million that expire in years 1996 through 2010. All of the federal carryforwards and $12.3 million of the state carryforwards are attributable to the Company's September 12, 1995 acquisition of Holdings. For financial reporting purposes a valuation allowance of $6.2 million has been recognized to offset the deferred tax assets related to those carryforwards. These separate Company net operating loss carryforwards are subject to restrictions in accordance with Section 382 of the Internal Revenue Code of 1986, as amended, and the ultimate utilization of the net operating losses is further limited based on the profitability of certain subsidiaries of Holdings.

  The Company also has alternative minimum tax credit carryovers of approximately $1.5 million for federal and $165,000 for California income tax purposes which are available to offset future regular income tax that is in excess of the alternative minimum tax in such year. All of the state and $589,000 of the federal alternative minimum tax credit carryovers resulted from the Company's September 12, 1995 acquisition of Holdings. For financial reporting purposes a valuation allowance of $1.7 million has been recognized to offset the deferred tax assets related to all alternative minimum tax credit carryovers. Limitations similar to those restricting the use of the net operating losses also restrict the use of the credit carryovers.

INFLATION AND GENERAL ECONOMIC CONDITIONS

  Although the Company cannot accurately anticipate the effect of inflation on its operations, it does not believe that inflation has had, or is likely in the foreseeable future to have, a material impact on its results of operations. The Company's operating results may be adversely affected by events or conditions in a particular region, such as regional economic, weather and other factors. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest payments by the Company under its variable rate credit facilities.

                                   BUSINESS

GENERAL

  The Company is a leading equipment rental company serving the needs of a wide variety of industrial, manufacturing, construction, government and homeowner markets. RSC rents a broad selection of equipment ranging from small items such as pumps, generators, welders and electric hand tools to larger equipment such as backhoes, forklifts, air compressors, scissor lifts, booms, aerial manlifts and skid-steer loaders. The Company also sells parts, supplies and used rental equipment, and acts as a distributor for new equipment on behalf of certain national equipment manufacturers.

  Since its formation in 1992, the Company has pursued an aggressive expansion strategy and has acquired 16 businesses comprised of 65 locations and has opened 27 start-up locations through July 30, 1996. With a focus on operating rental locations in underserved small- to medium-sized markets, RSC intends to continue to expand its presence in existing markets and capitalize on opportunities to enter new geographic markets through a combination of acquisitions and start-up locations. The Company also seeks to increase revenues across its locations through fleet expansion, improved asset utilization and targeted marketing efforts. Management believes that RSC is well-positioned to capitalize on the substantial consolidation opportunities in the equipment rental industry, and to take advantage of the growing demand for equipment rental as businesses increasingly outsource non-core operations.

INDUSTRY OVERVIEW

  The equipment rental industry serves a wide variety of industrial, manufacturing, construction, governmental and homeowner markets. Equipment available for rent ranges from construction and industrial equipment to general tools and homeowners equipment. A survey conducted for the Associated Equipment Distributors ("AED") estimates that industry rental revenues were approximately $13 billion in 1993, which the author of the survey estimates increased to $15 billion in 1995.

  Management believes that the equipment rental industry benefits from the trend among businesses to outsource non-core operations in order to reduce capital investment and minimize the downtime, maintenance, repair and storage associated with equipment ownership. While customers traditionally rented equipment for specific purposes such as supplementing capacity during peak periods and using equipment in connection with special projects, customers are increasingly looking to rental operators to provide an on-going comprehensive supply of equipment that can enable such customers to benefit from the economic advantages and convenience of rental. According to recent surveys conducted by The CIT Group, contractors intend to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996 from less than 5% in 1994.

  The equipment rental industry is highly fragmented and primarily consists of a large number of relatively small, independent businesses typically serving discrete local markets within 30 to 45 miles of the store location, and a small number of multi-location regional or national operators. Traditionally, large equipment rental companies have focused their operations on serving relatively large customers, primarily in medium to large metropolitan markets, while generally serving smaller markets through delivery from distant major markets without establishing a local presence. In such smaller markets, the primary source of rental equipment has traditionally been relatively small, local equipment rental businesses and equipment dealers with product offerings typically limited in both depth and breadth.

  The Company believes that the rental equipment industry offers substantial consolidation opportunities for large, well-capitalized equipment rental companies such as RSC. Relative to smaller companies with only one or two rental locations, the Company believes that national operators such as RSC benefit from several competitive advantages, including sophisticated management information systems, volume purchasing, professional management, the ability to transfer equipment among rental locations to satisfy customer demand, the ability to service national accounts and national brand identity. In addition, the Company believes that national operators are less sensitive to localized cyclical downturns and can justify significant investments in professional management and information systems. As a result of consolidation and industry growth, 1995 rental revenues of the top 100 rental equipment companies increased over 1994 rental revenues by approximately 22%, to $2.5 billion in 1995, according to estimates by the RER. In spite of this growth, these top 100 companies represent less than one-fifth of the total estimated 1995 industry rental revenues. See "--Competition."

BUSINESS STRATEGY

  The Company's goal is to increase revenues and profitability by taking advantage of its strong market position and pursuing a business strategy that includes the following key elements:

  Small- to Medium-Sized Market Focus. The Company focuses on operating rental locations in underserved small- to medium-sized rental markets where the Company can capitalize on its competitive advantages relative to the small, local equipment rental businesses and equipment dealers who have traditionally served such markets. In addition, the Company believes that small- to medium-sized markets provide an extensive selection of acquisition candidates and start-up locations and permit broader geographic and customer diversification. Through its geographic diversification, the Company believes that it can more effectively manage economic fluctuations than single-location businesses by transferring equipment to regions with higher demand. The Company believes that future acquisitions and start-up locations will provide opportunities to achieve greater geographic and customer diversification. See "--Locations" and "--Growth Strategy."

  Cluster Strategy. Under its cluster strategy, RSC establishes a comprehensive pool of rental equipment at a central, readily-accessible "hub" location, and surrounds the hub with smaller "satellite" locations 30 to 50 miles away, which draw on this equipment pool to serve local customers' needs. The hub locations provide full-service maintenance and repair operations for the satellite locations. The Company believes that this strategy increases fleet utilization and allows RSC to bring the benefits of a large, high-quality and diversified rental equipment fleet to markets with populations as small as 25,000 where a full-scale rental facility might not otherwise be justified. See "--Fleet Management."

  Advanced Information Systems. The Company has made substantial investments in its state-of-the-art management information systems in order to improve asset utilization and financial performance. Every rental location has on-line access to centralized computer systems which provide real-time transaction processing, extensive fleet management tools and daily financial management reports. Use of these systems allows the Company to improve its asset utilization by deploying assets to locations generating higher returns and identifying underperforming assets for disposition. These systems also allow an employee at any location to identify and reserve a specific piece of equipment anywhere in a region, and schedule delivery (generally within 24 hours) to a customer's job site. See "--Fleet Management" and "--Information Systems."

  Decentralized Management. Under the Company's decentralized management structure, RSC's region managers, who currently average over 20 years of rental experience, are responsible for management, customer service, marketing strategies and business growth in their regions. Each region manager is compensated through a stock option program and cash bonus plan tied directly to his region's performance. A small corporate staff at the Company's headquarters focuses on corporate planning, financial reporting and analysis and overseeing execution of the Company's growth strategy. The Company has also centralized its purchasing and equipment disposal functions in order to maximize purchase discounts and used rental equipment sale prices.

  Superior Customer Service. The Company believes that it differentiates itself from many of its competitors by providing responsive customer service, a broad selection of high-quality rental equipment and "one-stop shopping" for a wide range of parts, supplies and equipment. Depending upon market needs, RSC also offers value-added services to its customers such as a radio-dispatched transportation fleet and 24 hours-a-day, seven days-a-week support services, including on-site maintenance and repair. The Company believes that its rapid response time in delivering, servicing or replacing equipment at job sites generates customer loyalty.

A cornerstone to the Company's customer service commitment is its extensive training system, Rental Service University ("RSU"), which provides formal training to all Company employees relating to customer service, strategy, finance, information systems, fleet management, safety and risk management and human resources. See "--Products" and "--Sales and Marketing."

GROWTH STRATEGY

  RSC's growth strategy is to continue to expand its presence in existing markets and capitalize on opportunities to enter new geographic markets through a combination of acquisitions and start-up locations. The Company also seeks to increase revenues across its locations through fleet expansion, improved asset utilization and targeted marketing efforts. The Company is systematic in its selection of new markets for expansion and, together with Arthur D. Little, Inc., has developed a proprietary model to guide future expansion efforts by identifying and ranking desirable locations based on 25 demographic characteristics found in the Company's most successful geographic markets.

  Acquisition of Equipment Rental Businesses. RSC's acquisition efforts focus on acquiring stable, respected businesses in markets that the Company believes offer the opportunity for additional growth in rental equipment demand. The Company primarily targets acquisitions of equipment rental businesses in small- to medium-sized markets where an existing owner has limited resources to expand the rental equipment fleet and/or the owner's decision to sell coincides with the decision to retire. After completing an acquisition, the Company integrates the operations of the acquired business into its management information systems, consolidates its equipment purchasing and disposal functions, and centralizes its fleet management, while assuring consistent, high-quality service to the acquired business' customers. Proprietors of smaller businesses often place significant emphasis on the Company's proven track record in completing and integrating acquisitions and the Company believes that its reputation in these areas provides it access to other acquisition opportunities. Since its formation in 1992, RSC has acquired 16 businesses comprised of 65 locations. See "--Business Strategy--Small- to Medium-Sized Market Focus" and "--Locations."

  Start-Up Locations. RSC also enters targeted markets through start-up locations where there is no quality business available for acquisition or where such a business cannot be acquired on terms acceptable to the Company. The Company's decision to open a start-up location is based upon its review of demographic information, business growth projections and the level of existing competition. RSC maximizes the flexibility of start-up locations by entering into real estate leases with short initial terms and multiple option periods. In addition, RSC typically minimizes capital expenditures at a start-up location by redeploying and sharing equipment with an existing hub. If a start-up location does not meet expectations, the Company can redeploy the equipment elsewhere. Since January 1, 1994, the Company has opened 27 start-up locations. See "--Business Strategy--Cluster Strategy" and "--Locations."

  Internal Growth. The Company focuses on achieving internal growth through an emphasis on fleet expansion, improved asset utilization and targeted marketing efforts. The Company intends to expand its rental equipment fleet through capital expenditures made to replace assets in, and increase the breadth and depth of, its existing fleet. In addition, RSC's information systems have enhanced asset utilization by providing the data necessary to improve asset deployment based upon such factors as price realization, time utilization and individual asset return on investment. Through its recently-introduced national accounts marketing program, the Company targets large petrochemical, industrial and commercial customers. The Company recently began offering these customers In-Plant Maintenance ("IPM") services whereby RSC will locate equipment at a customer's facility and assume complete responsibility for the maintenance of such equipment. The IPM program allows the Company to eliminate operating expenses such as equipment transportation and delivery, and improve asset utilization rates resulting from the sole-source arrangement with the customer. See "--Fleet Management," "--Information Systems" and "--Sales and Marketing."

PRODUCTS

  The Company believes that it offers one of the most comprehensive and well-maintained rental equipment fleets in the industry. The Company also sells parts, supplies and used rental equipment, and acts as a distributor for new equipment on behalf of certain national equipment manufacturers.

  Rental Equipment. The Company rents over 50 categories of equipment on a daily, weekly or monthly basis and occasionally for periods of up to one year. The Company's rental equipment fleet of over 40,000 units includes a broad selection of equipment ranging from small items such as pumps, generators, welders, electric hand tools and concrete finishing equipment; to larger equipment such as air compressors, dirt equipment, booms, aerial manlifts, forklifts, scissor lifts, skid-steer loaders and backhoes. Each of the Company's rental locations has access to a product mix tailored to satisfy the needs and preferences of the local customer base. In 1995, equipment rental accounted for approximately 71.6% of the Company's total revenues.

  Sales of Parts, Supplies and Equipment. In addition to equipment rental, most RSC locations carry a wide range of parts and supplies, including "convenience consumables" used in conjunction with the rental equipment, such as safety equipment, diamond saw blades and sandpaper. This sales activity allows the Company to attract and retain customers by offering the convenience of "one-stop shopping." In addition, RSC is a distributor for new equipment on behalf of certain national equipment manufacturers, including Atlas-Copco, Black & Decker, Lull, Honda, Ingersoll-Rand, Multiquip, Mustang, Norton, Sullair, Terramite and Wacker.

  The Company also routinely sells used rental equipment in order to maintain an economically competitive fleet and to adjust to fluctuations in the demand for specific rental products. The Company has developed a proprietary algorithm, the "CAPCOM" model, to determine the optimal timing for the sale and replacement of a piece of equipment given, among other things, original purchase price, maintenance expense, rental demand and prices in the used rental equipment market. RSC is able to realize attractive prices on used equipment sales due to its strong preventative maintenance program, ability to use offshore, retail and direct mail distribution channels to redirect disposals to markets where the equipment is in highest demand, and ability to negotiate attractive fee arrangements with third-party auctioneers. In addition, the Company recently began marketing its used rental equipment via the Internet. The Company is also currently evaluating additional disposal alternatives, including the creation of a used rental equipment catalog.

  In 1995, the sale of parts, supplies and equipment accounted for approximately 28.4% of the Company's total revenues.

FLEET MANAGEMENT

  The Company believes that its advanced information systems, combined with its cluster strategy and ability to redeploy equipment among locations, allow RSC to better manage its fleet and achieve higher equipment utilization rates than many of its competitors. Under this strategy, an employee at any location can locate a specific piece of equipment throughout the region, whether on rent (in which case the estimated date available is provided), in transit, in the service bay or ready for rent. Once identified, the equipment can be reserved for a customer through the system and scheduled for delivery (generally within 24 hours) to the job site or store location by the Company's radio-dispatched transportation fleet of trucks, trailers and independent carriers. The Company is able to further increase fleet utilization and moderate capital expenditures through its "use-it-or-lose-it" policy, whereby equipment is deployed to areas where it can provide the highest return. Through its information systems, the Company generates a monthly management report showing, for each region, every rental asset which had an unacceptable utilization rate for the most recent 90-day period. Region managers have 30 days to correct the problem or the asset may be redeployed to another region where demand exceeds supply, or sold, depending on the age of the asset. The Company's information systems also track each individual rental asset and automatically schedule preventative maintenance, frequently in advance of that suggested by the manufacturer. As a result, the Company believes that it is able to enhance the reliability and extend the useful life of its rental equipment fleet, and obtain favorable prices when used rental equipment is sold.

INFORMATION SYSTEMS

  Each rental location is networked with a commonly configured hardware and software PC equipped with electronic links to all other RSC locations and the Company's central databases. The Company has developed a comprehensive set of management information databases covering financial performance, fleet utilization, sales and pricing. Company management can access these databases 24 hours-a-day at all locations via the Internet to analyze such items as: (i) price trends by store, region, salesperson, end-user, equipment category or customer; (ii) sales trends by store, customer, region or end-user; (iii) fleet utilization by individual asset or asset class; (iv) financial results and (v) performance of selected acquisitions and start-up locations. In addition, all rental transactions are processed in real-time through a centralized AS400 system located at corporate headquarters, which can be accessed by the employee at the point of sale to determine equipment availability. Local, regional and corporate management can access this information to monitor current business activity, including daily sales volume and fleet availability. The Company believes that its use of advanced information technology will continue to create profit improvement opportunities and improve equipment utilization.

CUSTOMERS

  In 1995, the Company rented equipment to over 15,000 customers, with no one customer accounting for more than 2% of the Company's total revenues, and the top ten customers representing less than 5% of total revenues. The composition of RSC's customer base varies widely by location and is determined by several factors, including the business composition of the local economy. The Company's customer base consists of the following general categories: (i) industrial, including manufacturers, petrochemical facilities, large chemical processing companies, paper mills, entertainment companies and public utilities; (ii) construction, including contractors; and (iii) government and homeowners. For the first half of 1996, management estimates that industrial, construction and government/homeowner customers accounted for approximately 45%, 45% and 10%, respectively, of the Company's total revenues. The Company believes the loss of any one customer would not have a material adverse effect on the Company's business.

SALES AND MARKETING

  The Company markets its products and services through a sales force consisting of approximately 115 field-based commissioned salespeople and 169 store-based salespeople as of July 30, 1996. The field-based sales force calls regularly on contractors' job sites and industrial facilities with the objective of building strong business relationships and ensuring that such customers' rental needs are fulfilled. The Company's store-based sales force handles telephone inquiries and assists customers at each rental location to select the proper equipment to meet their rental needs. The Company's sales force attends RSU training programs in order to develop extensive product knowledge and refine their customer service skills. See "--Business Strategy-- Superior Customer Service."

  Through its national accounts program, the Company has begun to target large petrochemical, industrial and commercial customers in order to develop national relationships and increase awareness of its IPM program. See "-- Growth Strategy--Internal Growth."

  The Company supplements its sales and marketing activities through participation in industry trade shows and conferences, direct mail, and advertising in local industry publications and the yellow pages in the markets it serves. In addition, the Company recently created a home page on the Internet describing the Company's products and services, geographic locations and used rental equipment for sale. RSC's home page can be found at "http://www.rentalservice.com."

LOCATIONS

  At July 30, 1996, the Company operated 80 rental locations in the following nine states: Alabama (8), Arkansas (5), Florida (14), Georgia (15), Louisiana
(5), Mississippi (8), South Carolina (3), Tennessee (4) and Texas (18). In addition, as of such date, the Company had seven California rental locations classified as "assets held for sale."

  The following table shows the increase in number of RSC locations since the Company's formation in 1992:

                                                                     SIX MONTHS
                                    YEARS ENDED DECEMBER 31,           ENDED
                                   -------------------------------    JUNE 30,
                                    1992    1993     1994    1995       1996
                                   ------  ------   ------  ------   ----------
Beginning locations...............     --      11       21      25       50
 Locations acquired...............     11      11        1      26       16
 Locations opened.................     --      --        3      10       14
 Locations closed or sold.........     --      (1)      --      (2)      --
 Ending locations held for
  sale(1).........................     --      --       --      (9)      --
                                   ------  ------   ------  ------      ---
Ending locations..................     11      21       25      50       80
                                   ======  ======   ======  ======      ===

- --------

(1) In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' California locations. As of July 30, 1996, seven of such locations continued to be held for sale and are included in "assets held for sale" in the Company's Consolidated Financial Statements. The Company has executed letters of intent to sell six such remaining locations and to sell the rental, service and delivery fleets of the seventh location.

  The Company's rental locations are generally situated in industrial, commercial or mixed-use zones. These locations range from approximately 1,500 to 15,000 square feet, consisting of a customer showroom, an equipment service area and storage facilities. Five of the Company's rental locations are owned, with the remaining locations subject to leases with terms expiring from 1996 to 2001, most with options to extend. In a number of instances, the Company's rental locations are leased from the former owners of businesses acquired by the Company.

COMPETITION

  The equipment rental industry is highly fragmented and competitive. The Company's competitors include: large national companies (such as Hertz Equipment Rental Corporation, Prime Equipment and BET Plant Services U.S.A.); regional competitors which operate in one or two states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. Some of the Company's competitors have greater financial resources, are more geographically diverse and have greater name recognition than the Company. Existing or future competitors also may seek to compete with the Company for acquisition candidates which could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates. In addition, such competitors may also compete with the Company for start-up locations, thereby limiting the number of attractive locations for expansion. See "Risk Factors--Competition."

  The equipment rental business is highly service-oriented. The success of an individual rental operator is predicated on its customer handling and problem solving abilities; quality, condition and servicing of its equipment; and overall operation of its business. Other components of competition include location, availability of equipment (both depth and breadth) and price. The Company believes that it competes in the markets it serves primarily on the basis of responsive customer service and a broad selection of high-quality rental equipment. Relative to smaller companies with only one or two rental locations, the Company believes that national operators such as RSC benefit from several competitive advantages, including sophisticated management information systems, volume purchasing, professional management, the ability to transfer equipment among rental locations to satisfy customer demand, the ability to service national accounts and national brand identity. In addition, the Company believes that national operators are less sensitive to localized cyclical downturns and can justify significant investments in professional management and information systems.

GOVERNMENT AND ENVIRONMENTAL REGULATION

  The Company and its operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with its acquisitions and start-up locations, the Company usually obtains Phase I environmental assessment reports prepared by independent environmental consultants. A Phase I assessment consists of a site visit, historical record review, interviews and report, with the purpose of identifying potential environmental conditions associated with the subject real estate. There can be no assurance, however, that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits.

  The Company dispenses petroleum products from underground and above-ground storage tanks located at certain rental locations that it owns or leases. The Company maintains an environmental compliance program that includes the implementation of required technical and operational activities designed to minimize the potential for leaks and spills, maintenance of records and the regular testing and monitoring of tank systems for tightness. There can be no assurance, however, that these tank systems have been or will at all times remain free from leaks or that the use of these tanks has not or will not result in spills or other releases. The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company does not believe that such removal and remediation will have a material adverse effect on the Company's operating results or financial position. The Company also uses hazardous materials such as solvents to clean and maintain its rental equipment fleet. In addition, the Company generates and disposes waste such as used motor oil, radiator fluid and solvents, and may be liable under various federal, state and local laws for environmental contamination at facilities where its waste is or has been disposed. The Company believes that it currently conducts its operations in material compliance with all applicable laws and regulations. Compliance by the Company with applicable environmental laws has not had a material adverse effect on the Company's financial condition or competitive position to date. See "Risk Factors--Government and Environmental Regulation."

TRADE NAMES

  The Company currently does business under the name Rental Service CorporationSM. The Company believes that this brand name identity enables it to more effectively target national accounts. In addition, in certain local markets the Company also selectively continues to use the name of an acquired business where there is strong local name recognition and customer loyalty.

EMPLOYEES

  At July 30, 1996, the Company employed 1,010 people, including 284 salespeople, 625 operational employees and 101 corporate and regional management employees. None of these employees is represented by a union or a collective bargaining agreement. The Company considers its labor relations to be good.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are parties to various litigation matters, in most cases involving ordinary and routine claims incidental to the business of the Company. The ultimate legal and financial liability of the Company with respect to such pending litigation cannot be estimated with certainty but the Company believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the business or financial condition of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information as of the date of this Prospectus with respect to the directors and executive officers of the
Company:

     NAME                          AGE                   TITLE
     ----                          ---                   -----
     Martin R. Reid..............   53 Chairman of the Board and Chief
                                        Executive Officer
     Douglas A. Waugaman.........   38 Vice President, Chief Financial Officer,
                                        Secretary and Treasurer
     Ronald Halchishak...........   48 Regional Vice President of Operations
     David G. Ledlow.............   37 Regional Vice President of Operations
     William M. Barnum, Jr. .....   42 Director
     James R. Buch...............   42 Director
     Christopher A. Laurence.....   29 Director
     John G. Quigley.............   42 Director
     Frederick J. Warren.........   56 Director

  The principal occupations and positions for the past five years and, in certain cases prior years, of the directors and executive officers named above are as follows:

  MARTIN R. REID was elected as a Director and Chief Executive Officer of the Company in June 1994 and became Chairman of the Board in October, 1995. Mr. Reid is a director of Tuboscope Vetco International Corporation ("Tuboscope"), a provider of oilfield-related inspection and coating services. Mr. Reid served as Chief Executive Officer of Tuboscope from May 1991 to October 1993 and as Chairman of the Board of Directors from October 1990 to April 1996. From September 1986 to June 1990, Mr. Reid was Chief Executive Officer of Eastman Christensen Co., a provider of oil and gas drilling systems. Mr. Reid was also Vice Chairman of Eastman Christensen Co. from August 1989 to June 1990. Mr. Reid is a director of Cobblestone Holdings, Inc. and Cobblestone Golf Group, Inc.

  DOUGLAS A. WAUGAMAN has served as Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since January 1994. From June 1993 until joining the Company, Mr. Waugaman served as Operations Manager for Plastiglide Manufacturing Corporation, a subsidiary of Illinois Tool Works. From September 1991 until June 1993, Mr. Waugaman was Vice President of Finance for Knapp Communications Corporation, a magazine publisher. From September 1989 until September 1991, Mr. Waugaman was Controller for Plastiglide Manufacturing Corporation. Mr. Waugaman's experience also includes public accounting experience with Arthur Andersen and Co. Mr. Waugaman is a certified public accountant.

  RONALD HALCHISHAK joined RSC in October 1991 as Vice President of Purchasing and Director of Safety and become Region Manager for California in 1994. He was appointed Regional Vice President of Operations in January 1995. Prior to joining RSC, Mr. Halchishak worked for 13 years at Hertz Equipment Corporation in various positions including Director of European Operations and Region Manager of the Midwest Division.

  DAVID G. LEDLOW joined RSC in conjunction with the acquisition of Walker Jones Equipment in 1992. Mr. Ledlow had been employed by Walker Jones Equipment since 1982, serving most recently as its Vice President of Marketing. Mr. Ledlow was promoted to Regional Vice President of Operations of the Company in February 1993.

  WILLIAM M. BARNUM, JR. has served as a director of the Company since its formation in 1992 and served as Chairman of the Board from June, 1993 through October, 1995. Mr. Barnum is a general partner of BBP, the general partner of Brentwood RSC Partners, L.P. ("Brentwood RSC Partners"). Brentwood RSC Partners is a significant stockholder of the Company. See "Principal and Selling Stockholders." Mr. Barnum was an associate at Morgan Stanley & Co. Incorporated from October 1981 until joining Brentwood Associates in July 1984. Mr. Barnum is a director of Quiksilver, Inc., Horizon Cellular Telephone Company, L.P. and several privately held companies.

  JAMES R. BUCH has served as a director of the Company since October, 1995. From October 1990 through May 1996, Mr. Buch served as President and Chief Executive Officer of Evans Rents, Inc. Previously, he served as Director of U.S. Operations for Brittania Security Group.

  CHRISTOPHER A. LAURENCE has served as a director of the Company since October, 1995. Mr. Laurence is a Principal of Brentwood Associates, an affiliate of Brentwood RSC Partners. Prior to joining Brentwood Associates in 1991, Mr. Laurence was an analyst at Morgan Stanley & Co. Incorporated.

  JOHN G. QUIGLEY has served as a director of the Company since January, 1996. Mr. Quigley is a founding member of Nassau Capital, L.L.C., the general partner of Nassau Capital Partners L.P. ("Nassau Capital"). Nassau Capital is a significant stockholder of the Company. See "Principal and Selling Stockholders." From 1992 to January 1995, Mr. Quigley was a partner of Clipper Capital Partners. Mr. Quigley was a partner at Adler & Shaykin from 1984 to 1989. From 1980 to 1984, Mr. Quigley was an attorney with the law firm of Kirkland & Ellis in Chicago. Mr. Quigley was selected as a director pursuant to the terms of a Preferred Stock and Common Stock Purchase Agreement.

  FREDERICK J. WARREN has served as a director of the Company since October, 1995. Mr. Warren co-founded Brentwood Associates in 1972 and is a general partner of BBP, the general partner of Brentwood RSC Partners. See "Principal and Selling Stockholders." Mr. Warren is a director of Digital Sound Corporation, a supplier of high-capacity network-based message processing systems and applications, Horizon Cellular Telephone Company, L.P., Cobblestone Holdings, Inc., Cobblestone Golf Group, Inc. and several privately held companies.

  Messrs. Reid, Waugaman, Warren and Barnum were also directors or executive officers of Holdings at the time Holdings filed its prepackaged bankruptcy plan under Chapter 11 of the United States Bankruptcy Code. See "Background of the Company."

  Upon consummation of the offering, the Board of Directors will consist of six members, including two independent directors. Directors of the Company serve until their successors are elected and qualified or until the director resigns or is removed. Officers of the Company serve at the discretion of the Company's Board of Directors. There are no family relationships among executive officers or directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. The Board of Directors has established an audit committee (the "Audit Committee") to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the scope and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls. The Audit Committee consists of Messrs. Buch, Quigley and Warren.

  Compensation Committee. Promptly following the consummation of the offering, the Board of Directors will establish a compensation committee (the "Compensation Committee") to establish remuneration levels for executive officers of the Company and implementation of the Company's stock option plans and any other incentive programs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In 1995, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made by the Company's Board of Directors. Other than Martin R. Reid, there are no officers or employees of the Company who participated in deliberations concerning such compensation matters. Mr. Reid is a member of the compensation committee of Tuboscope.

COMPENSATION OF DIRECTORS

  The Company does not currently pay any fees or remuneration to directors for their service on the Board of Directors or any Board committee, but the Company reimburses directors for their out-of-pocket expenses incurred in connection with attending meetings of the Board. Mr. Buch was granted stock options in connection with his election to the Board.

LIMITATIONS ON LIABILITY

  The Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Bylaws of the Company generally provide that the Company shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding (each, a "Proceeding") by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against expenses (including attorneys' fees) and losses, claims, liabilities, judgments, fines and amounts paid in settlement actually incurred by him in connection with such Proceeding. The Company has entered into, or intends to enter into, agreements to provide indemnification for the Company's directors and executive officers in addition to the indemnification provided for in the Bylaws. These agreements, among other things, will indemnify the Company's directors and executive officers for certain expenses (including attorney's fees), and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company to the fullest extent permitted by applicable law. In addition, the Company has obtained director and officer liability insurance that insures the Company's directors and officers against certain liabilities.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the other executive officers of the Company who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to the Company during the fiscal year ended December 31, 1995:

                          SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION
                               ----------------------------------
                                                                   LONG TERM
                                                     ALL OTHER    COMPENSATION
NAME AND PRINCIPAL POSITION    SALARY($) BONUS($) COMPENSATION($)  OPTIONS(#)
- ---------------------------    --------- -------- --------------- ------------
Martin R. Reid
 Chairman and Chief Executive
 Officer(1)...................  220,674  140,625          --            --
Douglas A. Waugaman
 Vice President, Chief
 Financial Officer, Secretary
 and Treasurer(1).............  139,550   48,050      126,940(2)        --
Ronald Halchishak
 Regional Vice President of
 Operations(1)................  147,115   26,520          --         21,204
David G. Ledlow
 Regional Vice President of
 Operations...................   85,827   38,472          --         21,204

- --------
(1) Includes amounts paid by Holdings in 1995.

(2) Consists of relocation expenses reimbursed by the Company ($19,598), a relocation bonus ($100,000) and insurance premiums paid by the Company ($7,342) for life insurance and disability policies covering Mr. Waugaman.

 Stock Options Granted in Fiscal 1995

  The following table sets forth information concerning individual grants of stock options made by the Company during the fiscal year ended December 31, 1995 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZABLE VALUE AT
                                                                                        ASSUMED ANNUAL RATES OF
                                                                                       STOCK PRICE APPRECIATION
                                              INDIVIDUAL GRANTS                             FOR OPTION TERM
                          ---------------------------------------------------------- -----------------------------
                              NUMBER OF      PERCENT OF TOTAL
                              SECURITIES     OPTIONS GRANTED  EXERCISE OR
                              UNDERLYING       TO EMPLOYEES   BASE PRICE  EXPIRATION
       NAME               OPTIONS GRANTED(#)  IN FISCAL YEAR    ($/SH)       DATE        5%($)          10%($)
       ----               ------------------ ---------------- ----------- ---------- -------------- ---------------
Martin R. Reid
 Chairman and Chief
 Executive Officer......           --               --            --          --                --             --
Douglas A. Waugaman
 Vice President, Chief
 Financial Officer,
 Secretary and
 Treasurer..............           --               --            --          --                --             --
Ronald Halchishak
 Regional Vice President
 of Operations(1).......        21,204            12.9%          $.01        2005              $133           $338
David G. Ledlow
 Regional Vice President
 of Operations(2).......        21,204            12.9%          $.01        2005              $133           $338

- --------

(1) The options granted to Mr. Halchishak are subject to vesting over a five year period. Of his options, 16.67% became exercisable on January 26, 1996 and the remaining 83.33% vest over four years on December 31, 1996, 1997, 1998 and 1999. If certain financial objectives or certain individual objectives are met, portions of the installments otherwise scheduled to become exercisable in 1998 and 1999 are subject to acceleration of exercisability. Mr. Halchishak's options become immediately exercisable upon a merger or consolidation of the Company with or into another corporation, or the acquisition by another corporation or person of all or substantially all of the Company's assets or 80% or more of the Company's then outstanding voting stock, or the liquidation or dissolution of the Company.

(2) The options granted to Mr. Ledlow are subject to vesting over a five year period. Of his options, 16.67% became exercisable on January 26, 1996 and the remaining 83.33% vest over four years on December 31, 1996, 1997, 1998 and 1999. If certain financial objectives or certain individual objectives are met, portions of the installments otherwise scheduled to become exercisable in 1998 and 1999 are subject to acceleration of exercisability. Mr. Ledlow's options become immediately exercisable upon a merger or consolidation of the Company with or into another corporation, or the acquisition by another corporation or person of all or substantially all of the Company's assets or 80% or more of the Company's then outstanding voting stock, or the liquidation or dissolution of the Company.

 Aggregated Option Exercises

  The following table sets forth information (on an aggregated basis) concerning each exercise of stock options during the year ended December 31, 1995 by each of the Named Executive Officers and the year-end value of unexercised options.

                          AGGREGATED OPTION EXERCISES
                            IN THE LAST FISCAL YEAR
                         FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                                OPTIONS AT FISCAL YEAR-   "IN-THE-MONEY" OPTIONS
                            SHARES                        END              AT FISCAL YEAR-END(1)
                           ACQUIRED    VALUE   ------------------------- -------------------------
       NAME               ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
       ----               ----------- -------- ----------- ------------- ----------- -------------
Martin R. Reid
 Chairman and Chief
 Executive Officer......      --        --         --            --          --             --
Douglas A. Waugaman
 Vice President, Chief
 Financial Officer,
 Secretary and
 Treasurer..............      --        --         --            --          --             --
Ronald Halchishak
 Regional Vice President
 of Operations..........      --        --         --         21,204         --        $317,848
David G. Ledlow
 Regional Vice President
 of Operations..........      --        --         --         21,204         --        $317,848

- --------
(1) Options are "in-the-money" at the fiscal year-end if the fair market value (based on an assumed initial public offering price of $15.00 per share, less the exercise price) of the underlying securities on such date exceeds the exercise or base price of the option.

401(K) PLAN

  The Company maintains a 401(k) Retirement Savings Plan (the "401(k) Plan") to provide retirement and other benefits to employees of the Company and to permit employees a means to save for their retirement. The 401(k) Plan is intended to be a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

  Employees of the Company become eligible to participate in the 401(k) Plan and to have salary deferral contributions made on their behalf after they complete six months of service and attain the age of 18.

  Subject to legal limitations, participants may elect, by salary reduction, to have 401(k) Plan contributions of 2% to 16% of their compensation made to their accounts. Under the 401(k) Plan, the Company may make discretionary profit sharing contributions on behalf of participants who have completed 1,000 hours of service during the plan year and are employed on the last day of the plan year (or have retired after attaining age 65, died or incurred a disability in a plan year), based on compensation.

  Participants in the 401(k) Plan always have a 100% vested and nonforfeitable interest in the value of their 401(k) contributions. Participants become vested in the Company's profit sharing and matching contributions based on a graded five year vesting schedule (or upon a participant's retirement after attaining age 65, death or disability, if earlier). Participants are entitled to receive the vested amounts in their accounts in a single lump-sum payment on death, disability, retirement or termination of employment. In certain circumstances, participants may receive loans and hardship withdrawals from their accounts in the 401(k) Plan.

STOCK OPTION PLAN

  The Company maintains the Stock Option Plan For Key Employees ("Stock Option Plan") for the benefit of certain employees of the Company. The purpose of the Stock Option Plan is to enable the Company to attract, retain and motivate key employees who are important to the success and growth of the Company and to create a mutuality of interest between the key employees and the stockholders of the Company by granting the key employees options to purchase Common Stock. Under the Stock Option Plan, 410,400 shares of Common Stock may be issued. The Stock Option Plan provides that the Board or a committee appointed by the Board of Directors (in either case, the "Committee") may grant non-transferable incentive stock options ("ISOs") and non-qualified stock options to key employees. The Committee has the full authority and discretion, subject to the terms of the Stock Option Plan, to determine those individuals who are eligible to be granted options and the amount and type of options. Terms and conditions of options are set forth in written option agreements. The Stock Option Plan expires ten years from the date the Stock Option Plan was adopted by the Board of Directors, unless it is terminated earlier by the Committee, but options granted prior to such date may extend beyond that date.

  The Stock Option Plan provides that it may be amended by the Committee, except that no amendment may (with certain exceptions for stock splits and other changes in the Company's Common Stock), without the approval of stockholders of the Company, (i) increase the total number of shares of Common Stock which may be acquired upon exercise of options granted under the Stock Option Plan, (ii) change the types of employees eligible to participate in the Stock Option Plan, (iii) effect any change that would require stockholder approval under Rule 16b-3 of the Exchange Act, (iv) extend the period of time during which an option may be granted, or (v) reduce the exercise price of an outstanding option. The Company's Board of Directors or the stockholders may, however, make or authorize any appropriate adjustments to the number of shares of Common Stock available, and the terms of outstanding options, under the Stock Option Plan to reflect a recapitalization, reorganization, stock split, stock dividend or other change in the Company's capital structure.

  The Committee generally determines the number of shares underlying an option as well as the exercise date, the exercise price and the exercise period of an option, subject, however, to the following restrictions: (i) options will not be exercisable for more than 10 years from the date of grant (five years if the optionee is a holder of at least 10% of the combined voting power of the Company and any parent or subsidiary (a "10% shareholder") and the option is an incentive stock option ("ISO"); and (ii) the exercise price of an ISO may not be less than the fair market value of the underlying shares on the date of grant (110% if the optionee is a 10% shareholder). ISOs are subject to additional requirements under the Stock Option Plan and the Code.

  A participant may elect to exercise one or more of his options by giving written notice to the Secretary of the Company of such election at any time during which the option is exercisable under the Stock Option Plan or the applicable stock option agreement. The participant shall specify the number of options to be exercised and provide payment in full of the aggregate purchase price for the shares of Common Stock for which options are being exercised. Payment may be made (i) in cash or by check, (ii) if so permitted by the Committee, through delivery of unencumbered shares of Common Stock, a promissory note or, in the case of non-qualifying stock options, unencumbered shares of Common Stock issuable to the participant upon exercise of the option, or (iii) with the consent of the Committee, any combination of the consideration provided for in (i) and (ii).

  In its absolute discretion, the Committee may provide that in the event of a merger or consolidation of the Company with or into another corporation, the acquisition by another corporation or person of all or substantially all of the Company's assets or 80% or more of the Company's then outstanding voting stock, or the liquidation or dissolution of the Company, all outstanding options shall be exercisable immediately prior to such event, and immediately after such event, the options shall terminate.

EXECUTIVE INCENTIVE BONUS PLAN

  The Company maintains a Corporate Management Bonus Plan (the "Management Bonus Plan") for key corporate employees. The purpose of the Management Bonus Plan is to offer incentives to key management of the Company so as to (i) reward them for achieving financial goals and (ii) further the alignment of interests of key management with the Company's stockholders. Bonuses under the Management Bonus Plan are based on achieving certain EBITA objectives. Each participant's bonus award is calculated as a percentage of base salary, and generally ranges from 20% to 75% of base salary.

  In addition, the Company maintains Region Manager and General Manager Bonus Plans (the "Operations Bonus Plan"). The Operations Bonus Plan is designed to provide incentives to operations management to maintain a high level of profitability and asset utilization and to achieve the Company's financial goals in their individual market. Bonuses under the Operations Bonus Plan are based on the degree to which region or individual location operating profit objectives are met and range from 10% to 75% of the participant's base salary if financial targets are achieved. If financial targets are exceeded, participants may receive an additional bonus based on incremental regional or store profit.

  Bonuses under the Management Bonus Plan and the Operations Bonus Plan are paid semi-annually. The first payment is made after finalization of the first six months results, and the amount of the first payment is 50% of the bonus earned for that six months, with the remainder of the bonus to be paid at year end. The second payment is calculated after year end audited financial statements are finalized, and the amount of the second payment is the total bonus paid less the amount paid for the first six-month period.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's capital stock outstanding immediately prior to the offering and as adjusted to reflect the sale of Common Stock offered hereby by: (i) each person known by the Company to own beneficially 5% or more of any class of the Company's voting securities; (ii) each director and Named Executive Officer of the Company; (iii) each Selling Stockholder and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, each stockholder listed below has informed the Company that such stockholder has (i) sole voting and investment power with respect to such stockholder's shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to such stockholder's shares of stock.

                              SHARES BENEFICIALLY OWNED                      SHARES BENEFICIALLY OWNED
                                PRIOR TO OFFERING(1)                            AFTER OFFERING(1)(3)
                          ---------------------------------               --------------------------------
                                              REDEEMABLE      NUMBER OF                       REDEEMABLE
                                               PREFERRED       SHARES                         PREFERRED
                               COMMON            STOCK        OF COMMON        COMMON           STOCK
                          ----------------- ---------------     STOCK     ----------------- --------------
    NAME AND ADDRESS       NUMBER   PERCENT NUMBER  PERCENT OFFERED(2)(3)  NUMBER   PERCENT NUMBER PERCENT
    ----------------      --------- ------- ------- ------- ------------- --------- ------- ------ -------
Brentwood RSC Partners,   4,726,839  69.8%  233,836  73.1%         --     4,726,839  41.3%   --      --
 L.P.(4)................
William M. Barnum,
 Jr.(4).................  4,726,839  69.8   233,836  73.1          --     4,726,839  41.3    --      --
Frederick J. Warren(4)..  4,726,839  69.8   233,836  73.1          --     4,726,839  41.3    --      --
Christopher A.
 Laurence(4)............        --    --        --    --           --           --    --     --      --
Nassau Capital Partners     895,812  13.2    49,730  15.6          --       895,812   7.8    --      --
 L.P.(5)................
Martin R. Reid(6)(7)....    270,237   4.0       --    --        40,398      229,839   2.0    --      --
Douglas A.
 Waugaman(6)(7).........     82,764   1.2       --    --           --        82,764    *     --      --
James R. Buch(6)(8).....        --    --        --    --           --           --    --     --      --
John G. Quigley(5)......    900,657  13.3    50,000  15.6          --       900,657   7.9    --      --
Ronald Halchishak(6)(8).      7,068    *        --    --           --         7,068    *     --      --
David G. Ledlow(6)(8)...      5,985    *        --    --           --         5,985    *     --      --
Heller Financial,
 Inc.(9)................    103,626   1.5     5,125   1.6      103,626          --    --     --      --
Thomas R. Lamia(10).....    118,161   1.7     5,844   1.8      118,161          --    --     --      --
John F. Jastrem(11).....     78,815   1.2       --    --        78,815          --    --     --      --
All directors and
 executive officers as a
 group (9
 persons)(4)(5)(8)......  5,993,550  88.5   283,836  88.8       40,398    5,993,550  52.4    --      --

- --------
 * Less than 1.0%.
(1) A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares which each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed to be outstanding as to any other person.
(2) The Underwriters' over-allotment option consists of 714,563 shares to be issued and sold by the Company, 27,161 shares to be sold by Martin R. Reid and 8,276 shares to be sold by Douglas A. Waugaman.

(3) For purposes of this table, information as to shares of Common Stock assumes (i) the persons in the table do not purchase shares in the offering and (ii) no exercise of the Underwriters' over-allotment option.

(4) Messrs. Barnum and Warren, directors of the Company, are general partners of BBP, the general partner of Brentwood RSC Partners, L.P.; accordingly Messrs. Barnum and Warren may be deemed to be the beneficial owners of such shares and for purposes of this table they are included. Messrs. Barnum and Warren disclaim beneficial ownership of such shares. The Redeemable Preferred Stock owned by Brentwood RSC Partners, L.P. is to be redeeemed with a portion of the net proceeds to the Company from the offering. The address of Brentwood RSC Partners, L.P., Mr. Barnum, Mr. Warren and Mr. Laurence is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.

(5) Mr. Quigley, a director of the Company, is a member of Nassau Capital, L.L.C., the general partner of Nassau Capital Partners L.P.; accordingly Mr. Quigley may be deemed to be beneficial owner of such shares and for purposes of this table they are included. Mr. Quigley is also a member of NAS Partners I L.L.C. which owns 4,845 shares of Common Stock and 270 shares of Redeemable Preferred Stock; accordingly Mr. Quigley may be deemed to be the beneficial owner of such shares and for purposes of this table they are included. Mr. Quigley disclaims beneficial ownership of all such shares. The Redeemable Preferred Stock owned by Nassau Capital Partners L.P. and NAS Partners I L.L.C. is to be redeemed with a portion of the net proceeeds to the Company from the offering. The address of Nassau Capital Partners L.P., NAS Partners I L.L.C. and Mr. Quigley is 22 Chambers Street, Princeton, New Jersey 08542.
(6) The address of such person is c/o Rental Service Corporation, 14505 N. Hayden Road, Suite 322, Scottsdale, Arizona 85260.
(7) Includes shares subject to vesting which may be repurchased by the Company if they fail to vest.
(8) Excludes shares issuable upon exercise of options which are not exercisable within 60 days of the date of the table set forth above, as follows: Mr. Buch - 11,400 shares; Mr. Halchishak - 28,386 shares; and
     Mr. Ledlow - 29,469 shares.
(9)  The address of such person is 500 West Monroe Street, Chicago, Illinois
     60661.
(10) The Redeemable Preferred Stock is held by a trust for the benefit of Thomas R. Lamia. The address of such person is c/o Paul, Hastings, Janofsky & Walker, 399 Park Avenue, 30th Floor, New York, New York 10022.
(11) The address of such person is 1913 Ripley Avenue, Redondo Beach,
     California.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT AGREEMENT

  Pursuant to a Corporate Development and Administrative Services Agreement (the "Services Agreement"), the Company prior to the offering paid BBP a monitoring fee in connection with management, consulting and financial advisory services equal to one percent (1%) per annum of the aggregate amount of debt and equity investment in the Company of or by BBP and any persons or entities associated with BBP (collectively, the "Brentwood Entities"), and investors in any of the Brentwood Entities, plus reimbursement of customary costs and expenses. In 1995, the Company paid BBP a monitoring fee of $235,000 pursuant to the Services Agreement. From time to time, BBP has also received investment banking fees from the Company in connection with the Company's acquisitions, calculated at 1.5% of the total of the purchase price plus acquisition costs and net capital expenditures. Investment banking fees paid to BBP during 1995 totaled $691,000. The Company's obligation to pay such monitoring and investment banking fees will terminate upon completion of the offering, although the Company anticipates utilizing BBP's investment banking services from time to time in connection with future transactions. The Company believes that these monitoring and investment banking fees are no less favorable than those which could be obtained for comparable services from unaffiliated third parties. Messrs. Warren and Barnum, general partners of BBP, who also serve as directors of the Company, do not receive additional compensation for service in such capacity.

LEASES

  Pursuant to a lease dated March 19, 1992 (the "Long Beach Lease"), the Company leases its Long Beach, California, equipment storage facility from Ira
N. Mendelsohn and Pamela M. Mendelsohn, husband and wife, and Thomas R. Lamia. Mr. Mendelsohn is a former chief executive officer, former director and former stockholder of the Company, and Mr. Lamia is a current stockholder of the Company. The initial term of the Long Beach Lease expires on April 30, 1997, and the Company has an option to renew upon the same terms and conditions for an additional five-year term, except that the monthly rent for the option period is adjusted at commencement of the option period (adjustment to fair market value determined by mutual agreement or, failing such agreement, by appraisal) and two and one-half years into the option period (adjustment based upon increases in the Consumer Price Index). The rent under the Long Beach Lease for the initial term is $3,833 per month. The assets of the Company's Long Beach operations were sold in July, 1996. As a part of such sale, the Company assigned the Long Beach Lease to the buyer.

  Although the Company relocated its corporate headquarters to Scottsdale, Arizona in 1995, pursuant to a lease dated August 24, 1990, the Company continues to lease its former corporate offices in Irvine, California from Ira
N. Mendelsohn (the "Irvine Office Lease"). The Irvine Office Lease expires on June 30, 1997 and the monthly rental is $9,720.

  The Company leases its Glendale, California facility from ARI Real Estate Partnership, a general partnership of which Ira N. Mendelsohn, Thomas R. Lamia and a third person are general partners, pursuant to a Lease dated May 31, 1989 (the "Glendale Lease"). The term of the Glendale Lease expires on May 31, 1999. The monthly rental schedule, as amended pursuant to an Amendment to Lease dated December 10, 1991, provides for rental payments of $6,500 per month from June 1992 through the end of the term.

  The facilities at the Irvine and Glendale locations are included in "assets held for sale" in the Company's consolidated financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Assets Held for Sale."

OTHER ARRANGEMENTS

  The Company and Mr. Waugaman are parties to a Separation and Stock Purchase Agreement dated July 25, 1995 (the "Waugaman Purchase Agreement"). Pursuant to the Waugaman Purchase Agreement, if

Mr. Waugaman's employment is terminated without cause or if he is not offered a substantially similar position as Chief Financial Officer with a successor entity following a change of control, he will be entitled to severance pay equal to nine months base salary. Mr. Waugaman has agreed that in consideration of such severance benefits, he will not compete with the Company for a period of nine months if his employment is terminated other than for cause. In addition, pursuant to an oral arrangement supplementing the Waugaman Purchase Agreement, RSC has purchased a $500,000 life insurance policy under which Mr. Waugaman's wife is the beneficiary and a disability policy for Mr. Waugaman.

  The Company and Mr. Ledlow are parties to a severance agreement providing for severance pay equal to one year's base salary if Mr. Ledlow is terminated without cause prior to June 1, 1998.

FUTURE TRANSACTIONS

  The Company has adopted a policy that it will not enter into any material transaction in which a Company director or officer has a direct or indirect financial interest, unless the transaction is determined by the Company's Board of Directors to be fair as to the Company or is approved by a majority of the Company's disinterested directors or by the Company's stockholders, as provided for under Delaware law. In addition, the Company's debt instruments generally prohibit the Company from entering into any affiliate transaction on other than arm's length terms.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Certificate of Incorporation authorizes 20,000,000 shares of Common Stock, par value $.01 per share and 500,000 shares of preferred stock, par value $.01 per share. As of July 30, 1996, 319,805 shares of Redeemable Preferred Stock and 6,773,709 shares of Common Stock were issued and outstanding, and 213,750 shares of Common Stock were issuable upon exercise of outstanding options. All such shares of Redeemable Preferred Stock will be redeemed with the proceeds of the offering at the redemption price of $100 per share, plus accrued and unpaid dividends to the redemption date, so that no such shares will remain outstanding after completion of the offering. See "Risk Factors--Use of Proceeds to Benefit Existing Stockholders" and "Use of Proceeds."

  The discussion below describes the capital stock of the Company as it will exist upon the closing of this offering, after redemption of the Redeemable Preferred Stock, unless otherwise noted. In addition, the discussion below does not purport to be complete, and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company, forms of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The Board of Directors of the Company, in its sole discretion, may issue Common Stock from the authorized and unissued shares of Common Stock. Each share of Common Stock is entitled to one vote at all meetings of stockholders of the Company for the election of directors and all other matters submitted to stockholder vote. There are no cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock can elect all the directors if they choose to do so. The rights, privileges and preferences of the holders of Common Stock are subject to the rights of the holders of any shares of preferred stock that may be designated and issued by the Company in the future. Subject to any restrictions contained in preferred stock issued by the Company, if any, and to restrictions imposed by certain debt agreements of the Company, holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of legally available assets of the Company. The Common Stock has no preemptive or similar rights. There are no redemption or sinking fund provisions applicable to the Common Stock. Holders of Common Stock are not liable to further call or assessment by the Company. Upon any liquidation, dissolution or winding up of the Company, after payment of the debts and other liabilities of the Company and subject to the rights of holders of shares of preferred stock, if any, holders of Common Stock are entitled to share pro rata in any distribution to the stockholders. All outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and sold, fully paid and nonassessable.

  Prior to the date of this Prospectus, there has been no public trading market for the Common Stock. Subject to notice of issuance, the Common Stock offered hereby has been approved for quotation and trading on the Nasdaq National Market under the symbol "RSVC." See "Risk Factors--No Prior Public Market for Common Stock; Possible Volatility of Stock Price."

PREFERRED STOCK

  The Company's Board of Directors, without the approval of the holders of the Common Stock, is authorized to fix the number of shares of any series of preferred stock and to designate for issuance up to 500,000 shares of preferred stock, par value $.01 per share, in such number of series and with such rights, preferences, privileges and restrictions (including without limitation voting rights) as the Board of Directors may from time to time determine. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions, may adversely affect the rights, privileges and preferences afforded the holders of Common Stock, including a decrease in the amount available for distribution to holders of the Common Stock in the event of a liquidation or payment of preferred stock dividends. Issuance of shares of preferred stock may also have the effect of preventing or delaying a change in control of the Company without further action by the stockholders and could make removal of present management of the Company more difficult.

CITICORP WARRANT

  Pursuant to a Note and Warrant Purchase Agreement dated as of September 12, 1995, Citicorp purchased senior secured term notes and warrants to acquire 110,352 shares of Common Stock of the Company at an exercise price of $3.81 per share. The Citicorp Warrant will be repurchased by the Company at the closing of the offering.

DELAWARE LAW AND LIMITATIONS ON CHANGES IN CONTROL

  Section 203 of the DGCL prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

  The Company's Bylaws will generally require 50 days advance notice of any action to be proposed at any meeting of stockholders and set forth other specific procedures that a stockholder must follow. There are also specific procedures, including advance notice, for the nomination of a person to the Board of Directors when such person is nominated other than at the direction of the Board. In addition, the Company's Bylaws provide that a special meeting of the Company's stockholders may only be called by certain officers of the Company or by the Board of Directors; no such meeting may be called by stockholders. These provisions could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management. See "Risk Factors--Control by Existing Stockholders" and "--Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                       SHARES AVAILABLE FOR FUTURE SALE

  Upon the consummation of this offering, the Company will have outstanding an aggregate of 11,432,709 shares of Common Stock (12,147,272 shares if the Underwriters' over-allotment option is exercised in full). All of the shares sold in the offering will be freely tradeable by persons other than affiliates of the Company which will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

REGISTRATION RIGHTS

  Pursuant to the Stockholders' Agreement, all of the Company's stockholders prior to this offering have been granted piggyback registration rights with respect to Common Stock owned by such stockholders as of such date. Such piggyback registration rights may be exercised by such stockholders, subject to the 180-day lock-up period described under "Underwriting," on each occasion after the offering that the Company proposes to register any public offering of shares of its capital stock under the Securities Act (other than with respect to a registration of (i) securities to be offered and sold by the Company pursuant to an employee benefit plan, dividend or reinvestment plan, or other similar plan, (ii) debt securities of the Company, (iii) preferred stock of the Company or (iv) securities for the purpose of consummating any acquisition by the Company).

  In addition to such piggyback registration rights, pursuant to certain Preferred Stock and Common Stock Purchase Agreements between the Company and certain stockholders, subject to certain conditions, stockholders owning certain shares of Common Stock have the right, exercisable on two occasions after January 4, 2001, to require the Company to register under the Securities Act up to 100% of such shares of Common Stock.

  Upon the closing of the offering, there will be 6,432,709 shares of Common Stock subject to either piggyback or demand registration rights. The Company is required to bear substantially all expenses of all such registrations, except for underwriting discounts or commissions and fees and disbursements of counsel for any stockholder; provided, however, the Company is required to pay the reasonable fees and disbursements of one counsel for all holders of Common Stock subject to demand registration rights.

  The Company has reserved an aggregate of 410,400 shares of Common Stock for issuance pursuant to the Stock Option Plan. As of the date hereof, the Company has issued options to purchase an aggregate of 213,750 shares of Common Stock under the Stock Option Plan. One hundred eighty days after the date of the offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register shares to be issued upon exercise of options granted pursuant to the Stock Option Plan. To the extent not held by affiliates or subject to a lock-up agreement, shares of Common Stock issued under the Stock Option Plan after the effective date of the registration statement covering the Stock Option Plan will be available for sale in the public market without restriction. See "Management--Stock Option Plan."

RULE 144

  In general, Rule 144, as currently in effect, provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company or who has beneficially owned shares which are issued and sold in reliance upon exemptions from registration under the Securities Act ("Restricted Shares") for at least two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (1%) of the then outstanding shares of Common Stock (beginning on the 91st day immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a notice of intent to sell. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company. The Company, the Selling Stockholders, the Company's directors and executive officers and certain of the Company's other present stockholders have, subject to certain exceptions in the case of the Company, agreed that they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of or transfer any shares of capital stock of the Company, or any security convertible into, or exercisable or exchangeable for, such capital stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters. See "Underwriting."

  After the expiration of the lock-up period, up to 450,300 shares held by non-affiliates may be freely tradable and 5,940,099 shares held by affiliates will be so eligible, subject to compliance with the terms and conditions of Rule 144.

  Prior to the offering, there has been no public market for the shares of Common Stock, and no predictions can be made as to the effect, if any, that sales of Common Stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of Common Stock for sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale; Registration Rights."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom William Blair & Company, L.L.C. and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") are acting as Representatives, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock set forth below opposite their respective names:

                                                                        NUMBER
                              UNDERWRITERS                             OF SHARES
                              ------------                             ---------
   William Blair & Company, L.L.C.....................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
                                                                       ---------
       Total.......................................................... 5,000,000
                                                                       =========

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option) if any are purchased.

  The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at a price less a concession of not
more than $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain other
dealers. The initial public offering price and concessions and reallowances to dealers may in the future be changed by the Representatives.

   The Company and certain Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 750,000 shares of Common Stock, to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. To the extent such option is exercised, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with this offering.

  The Company, the Selling Stockholders, the Company's directors and executive officers and certain of the Company's other current stockholders have agreed that they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of or transfer any capital stock of the Company, or any security convertible into, or exercisable or exchangeable for, such capital stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives, which may be granted or withheld in their sole discretion, except for the Common Stock offered hereby and, with respect to the Company, except for the grant of stock options to employees of the Company under the Stock Option Plan, the issuance of shares upon the conversion or exercise of outstanding options and warrants and the registration of the shares of Common Stock underlying the Stock Option Plan. See "Shares Eligible for Future Sale."

  There has been no public market for the shares of Common Stock prior to the offering and there can be no assurance that an active market for the Common Stock will develop or be sustained or that the market price of the Common Stock after this offering will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The initial public offering price for the Common Stock has been determined by negotiation between the Company and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, revenues and earnings of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the consideration of the above factors in relation to market valuations of similar companies and other factors deemed relevant. The initial public offering price may not be indicative of the market price of the Common Stock after this offering. The estimated initial public offering price range set forth on the cover page hereof is subject to change as a result of market conditions and other factors.

  The Representatives have informed the Company and the Selling Stockholders that the Underwriters do not intend to confirm, without customer authorization, sales to any accounts over which they exercise discretionary authority.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  DLJ performed certain services as financial advisor to Holdings in connection with the September 1995 acquisition of Holdings by the Company. See "Background of the Company."

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain partners of Latham & Watkins, members of their families, related persons and others have an indirect interest in, through a limited partnership, less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of Rental Service Corporation as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 W. Madison Street, 14th Floor, Chicago, Illinois 60661; and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Rental Service Corporation
  Report of Independent Auditors.......................................... F-2
  Consolidated Balance Sheets--December 31, 1994 and 1995, and June 30,
   1996 (unaudited)....................................................... F-3
  Consolidated Statements of Operations--for the years ended December 31,
   1993, 1994 and 1995, and for the six months ended June 30, 1995 and
   1996 (unaudited)....................................................... F-4
  Consolidated Statements of Redeemable Preferred Stock and Common
   Stockholders' Equity (Deficit)--for the years ended December 31, 1993,
   1994 and 1995, and for the six months ended June 30, 1995 and 1996
   (unaudited)............................................................ F-5
  Consolidated Statements of Cash Flows--for the years ended December 31,
   1993, 1994 and 1995, and for the six months ended June 30, 1995 and
   1996 (unaudited)....................................................... F-6
  Notes to Consolidated Financial Statements--December 31, 1995 and June
   30, 1996 (unaudited)................................................... F-7
Consolidated Financial Statements of Acme Holdings Inc.
  Report of Independent Auditors.......................................... F-21
  Consolidated Balance Sheets--December 31, 1993 and 1994, and June 30,
   1995 (unaudited)....................................................... F-22
  Consolidated Statements of Operations--for the years ended December 31,
   1992, 1993 and 1994, and for the six months ended June 30, 1994 and
   1995 (unaudited)....................................................... F-23
  Consolidated Statements of Shareholders' Deficit--for the years ended
   December 31, 1992, 1993 and 1994, and for the six months ended June 30,
   1994 and 1995 (unaudited).............................................. F-24
  Consolidated Statements of Cash Flows--for the years ended December 31,
   1992, 1993 and 1994, and for the six months ended June 30, 1994 and
   1995 (unaudited)....................................................... F-25
  Notes to Consolidated Financial Statements--December 31, 1994, and June
   30, 1995 (unaudited)................................................... F-27
Financial Statements of Equipment Rental & Supply, Inc.
  Report of Independent Auditors.......................................... F-39
  Balance Sheet--December 31, 1995........................................ F-40
  Statement of Operations--For the year ended December 31, 1995........... F-41
  Statement of Stockholders' Equity--For the year ended December 31,
   1995................................................................... F-42
  Statement of Cash Flows--For the year ended December 31, 1995........... F-43
  Notes to Financial Statements--December 31, 1995........................ F-44
Financial Statement of Rental Service Company
  Report of Independent Auditors.......................................... F-47
  Statement of Operations--For the year ended May 31, 1993................ F-48
  Notes to Statement of Operations--May 31, 1993.......................... F-49
Financial Statement of Wilson Equipment Co., Inc.
  Report of Independent Auditors.......................................... F-51
  Statement of Operations--For the period from January 1, 1993 through
   June 28, 1993.......................................................... F-52
  Notes to Statement of Operations--June 28, 1993......................... F-53

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Rental Service Corporation

  We have audited the accompanying consolidated balance sheets of Rental Service Corporation (Company) as of December 31, 1994 and 1995, and the related consolidated statements of operations, redeemable preferred stock and common stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rental Service Corporation at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Phoenix, Arizona
April 30, 1996, except as to Note 11,
 as to which the date is           , 1996

  The foregoing report is in the form that will be signed upon the completion of the stock split described in Note 11 to the consolidated financial statements.

                                          /s/ ERNST & YOUNG LLP

Phoenix, Arizona

July 31, 1996

                           RENTAL SERVICE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                             DECEMBER 31
                                       -------------------------    JUNE 30
                                          1994          1995          1996
                                       -----------  ------------  ------------
                                                                  (UNAUDITED)
               ASSETS
Cash and cash equivalents............  $   653,000  $  1,455,000  $  1,865,000
Accounts receivable, net of allowance
 for doubtful accounts of $956,000
 and $1,791,000 at December 31, 1994
 and 1995 respectively and $2,655,000
 at June 30, 1996....................    6,512,000    14,427,000    17,660,000
Other receivables and prepaid
 expense.............................      371,000     2,178,000     7,116,000
Parts and supplies inventories, net
 of reserve for obsolescence of
 $280,000 and $603,000 at December
 31, 1994 and 1995 respectively and
 $844,000 at June 30, 1996...........    3,296,000     5,997,000     8,335,000
Assets held for sale (Note 2)........          --     16,054,000    18,298,000
Deferred taxes (Note 10).............    1,965,000     7,310,000     7,309,000
Rental equipment, principally
 machinery, at cost, net of
 accumulated depreciation of
 $5,816,000, $11,747,000 and
 $15,425,000 at December 31, 1994,
 1995 and June 30, 1996 (Notes 5 and
 8)..................................   24,138,000    52,818,000    89,909,000
Operating property and equipment, at
 cost, net (Note 3)..................    5,189,000    10,629,000    16,283,000
Intangible assets, net (Note 4)......    5,136,000    24,154,000    30,187,000
Other assets, primarily deferred
 financing costs, net................      838,000     2,810,000     2,875,000
                                       -----------  ------------  ------------
                                       $48,098,000  $137,832,000  $199,837,000
                                       ===========  ============  ============
  LIABILITIES, REDEEMABLE PREFERRED
               STOCK,
      AND COMMON STOCKHOLDERS'
          EQUITY (DEFICIT)
Accounts payable.....................  $ 4,211,000  $ 10,185,000  $ 20,432,000
Payroll and other accrued expenses...    2,920,000    19,839,000    23,956,000
Payables to related parties..........      128,000           --            --
Accrued interest payable.............       30,000       771,000       804,000
Income taxes payable (receivable)
 (Note 10)...........................      488,000       220,000      (188,000)
Deferred taxes (Note 10).............    2,359,000     9,815,000     9,815,000
Bank debt and long term obligations
 (Note 5)............................   12,243,000    67,910,000   100,159,000
Obligations under capital leases
 (Note 8)............................      509,000       645,000       316,000
                                       -----------  ------------  ------------
Total liabilities....................   22,888,000   109,385,000   155,294,000
Commitments and contingencies (Notes
 5 and 8)
Redeemable preferred stock,
 cumulative, $.01 par value (Note 6):
  Authorized shares--350,000
  Issued and outstanding shares--
   256,061, 244,805, and 319,805, at
   December 31, 1994 and 1995 and
   June 30, 1996, respectively,
   ($27,095,000, $28,758,000, and
   $37,363,000 aggregate liquidation
   preference at December 31, 1994
   and 1995 and June 30, 1996,
   respectively).....................   27,861,000    28,401,000    37,020,000
  Treasury--11,256 preferred stock
   shares at December 31, 1994.......   (1,177,000)          --            --
Common stockholders' equity (deficit)
 (Note 6):
  Common stock, $.01 par value:
    Authorized shares--20,000,000
    Issued and outstanding shares--
     5,922,072, 5,380,458, and
     6,731,415 at December 31, 1994
     and 1995 and June 30, 1996,
     respectively....................       59,000        54,000        67,000
  Treasury--855,000 common stock
   shares at December 31, 1994.......     (523,000)          --            --
  Additional paid-in capital.........       40,000        28,000     7,384,000
  Retained earnings (deficit)........   (1,050,000)      (36,000)       72,000
                                       -----------  ------------  ------------
Total common stockholders' equity
 (deficit)...........................   (1,474,000)       46,000     7,523,000
                                       -----------  ------------  ------------
                                       $48,098,000  $137,832,000  $199,837,000
                                       ===========  ============  ============

                            See accompanying notes.

                           RENTAL SERVICE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31                  JUNE 30
                          ------------------------------------  -----------------------
                             1993         1994        1995         1995        1996
                          -----------  ----------- -----------  ----------- -----------
                                                                      (UNAUDITED)
Revenues:
 Equipment rentals......  $17,238,000  $27,775,000 $47,170,000  $16,587,000 $42,530,000
 Sales of parts,
  supplies and
  equipment.............    8,394,000   14,040,000  18,747,000    7,948,000  15,934,000
                          -----------  ----------- -----------  ----------- -----------
Total revenues..........   25,632,000   41,815,000  65,917,000   24,535,000  58,464,000
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........   11,405,000   16,284,000  27,854,000    9,543,000  26,000,000
 Depreciation, equipment
  rentals...............    2,161,000    4,020,000   7,691,000    2,875,000   7,789,000
 Cost of sales of parts,
  supplies and
  equipment.............    5,959,000   10,298,000  12,617,000    5,233,000  10,869,000
                          -----------  ----------- -----------  ----------- -----------
Total cost of revenues..   19,525,000   30,602,000  48,162,000   17,651,000  44,658,000
                          -----------  ----------- -----------  ----------- -----------
Gross profit............    6,107,000   11,213,000  17,755,000    6,884,000  13,806,000
Selling, general and
 administrative expense.    2,683,000    4,747,000   6,421,000    2,256,000   5,762,000
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........      211,000      504,000   1,186,000      352,000   1,178,000
Amortization of
 intangibles............    1,854,000    2,078,000     718,000      312,000   1,161,000
Write-off of
 intangibles............      781,000          --          --           --          --
                          -----------  ----------- -----------  ----------- -----------
Operating income........      578,000    3,884,000   9,430 000    3,964,000   5,705,000
Interest expense, net...      407,000      731,000   3,314,000      811,000   3,684,000
                          -----------  ----------- -----------  ----------- -----------
Income before income
 taxes and extraordinary
 item...................      171,000    3,153,000   6,116,000    3,153,000   2,021,000
Provision for income
 taxes (Note 10)........      465,000    1,177,000   2,401,000    1,235,000     794,000
                          -----------  ----------- -----------  ----------- -----------
Income (loss) before
 extraordinary item.....     (294,000)   1,976,000   3,715,000    1,918,000   1,227,000
Extraordinary item, loss
 on extinguishment of
 debt less applicable
 income tax benefit of
 $305,000 (Note 5)......          --           --      478,000          --          --
                          -----------  ----------- -----------  ----------- -----------
Net income (loss).......     (294,000)   1,976,000   3,237,000    1,918,000   1,227,000
Redeemable preferred
 stock accretion........    1,013,000    1,646,000   1,717,000      846,000   1,119,000
                          -----------  ----------- -----------  ----------- -----------
Net income (loss)
 available to common
 stockholders...........  $(1,307,000) $   330,000 $ 1,520,000  $ 1,072,000 $   108,000
                          ===========  =========== ===========  =========== ===========
Earnings (loss) per
 common and common
 equivalent share:
 Income (loss) before
  extraordinary item....  $      (.18) $       .05 $       .30  $       .16 $       .02
 Extraordinary item.....          --           --         (.07)         --          --
                          -----------  ----------- -----------  ----------- -----------
 Net income (loss)......  $      (.18) $       .05 $       .23  $       .16 $       .02
                          ===========  =========== ===========  =========== ===========
Weighted average common
 and common equivalent
 shares.................    7,245,958    6,987,401   6,556,820    6,559,901   6,997,833
                          ===========  =========== ===========  =========== ===========

                            See accompanying notes.

                           RENTAL SERVICE CORPORATION

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
                   AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)

                                                                    COMMON STOCKHOLDERS' EQUITY (DEFICIT)
                                                        -------------------------------------------------------------------
                       REDEEMABLE PREFERRED STOCK              COMMON STOCK
                     ---------------------------------  -----------------------------  ADDITIONAL   RETAINED
                                            TREASURY                        TREASURY    PAID-IN     EARNINGS
                     SHARES     AMOUNT        STOCK      SHARES    AMOUNT     STOCK     CAPITAL     (DEFICIT)      TOTAL
                     -------  -----------  -----------  ---------  -------  ---------  ----------  -----------  -----------
Balance at December
 31, 1992..........  103,457  $10,144,000  $       --   5,700,000  $57,000  $     --   $   40,000  $   (73,000) $    24,000
 Issuance of
  preferred stock,
  net of issuance
  costs of
  $203,000.........  150,018   14,799,000          --         --       --         --          --           --           --
 Issuance of common
  stock............      --           --           --     222,072    2,000        --          --           --         2,000
 Redeemable
  preferred stock
  accretion........      --     1,013,000          --         --       --         --          --    (1,013,000)  (1,013,000)
 Net loss..........      --           --           --         --       --         --          --      (294,000)    (294,000)
                     -------  -----------  -----------  ---------  -------  ---------  ----------  -----------  -----------
Balance at December
 31, 1993..........  253,475   25,956,000          --   5,922,072   59,000        --       40,000   (1,380,000)  (1,281,000)
 Issuance of
  preferred stock..    2,586      259,000          --         --       --         --          --           --           --
 Purchase of
  treasury stock...      --           --    (1,177,000)       --       --    (523,000)        --           --      (523,000)
 Redeemable
  preferred stock
  accretion........      --     1,646,000          --         --       --         --          --    (1,646,000)  (1,646,000)
 Net income........      --           --           --         --       --         --          --     1,976,000    1,976,000
                     -------  -----------  -----------  ---------  -------  ---------  ----------  -----------  -----------
Balance at December
 31, 1994..........  256,061   27,861,000   (1,177,000) 5,922,072   59,000   (523,000)     40,000   (1,050,000)  (1,474,000)
 Issuance of common
  stock............      --           --           --     353,001    4,000        --       (4,000)         --           --
 Retirement of
  treasury stock...  (11,256)  (1,177,000)   1,177,000   (894,615)  (9,000)   523,000      (8,000)    (506,000)         --
 Redeemable
  preferred stock
  accretion........      --     1,717,000          --         --       --         --          --    (1,717,000)  (1,717,000)
 Net income........      --           --           --         --       --         --          --     3,237,000    3,237,000
                     -------  -----------  -----------  ---------  -------  ---------  ----------  -----------  -----------
Balance at December
 31, 1995..........  244,805   28,401,000          --   5,380,458   54,000        --       28,000      (36,000)      46,000
 Issuance of
  preferred stock
  (unaudited)......   75,000    7,500,000          --         --       --         --          --           --           --
 Issuance of common
  stock, net of
  issuance costs of
  $131,000
  (unaudited)......      --           --           --   1,350,957   13,000        --    7,356,000          --     7,369,000
 Redeemable
  preferred stock
  accretion
  (unaudited)......      --     1,119,000          --         --       --         --          --    (1,119,000)  (1,119,000)
 Net income
  (unaudited)......      --           --           --         --       --         --          --     1,227,000    1,227,000
                     -------  -----------  -----------  ---------  -------  ---------  ----------  -----------  -----------
Balance at June 30,
 1996 (unaudited)..  319,805  $37,020,000  $       --   6,731,415  $67,000  $     --   $7,384,000  $    72,000  $ 7,523,000
                     =======  ===========  ===========  =========  =======  =========  ==========  ===========  ===========

                            See accompanying notes.

                           RENTAL SERVICE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  YEAR ENDED DECEMBER 31            SIX MONTHS ENDED JUNE 30
                          ----------------------------------------  -------------------------
                              1993          1994          1995         1995          1996
                          ------------  ------------  ------------  -----------  ------------
                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......  $   (294,000) $  1,976,000  $  3,237,000  $ 1,918,000  $  1,227,000
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operating activities:
 Depreciation and
  amortization..........     4,226,000     6,602,000     9,595,000    3,554,000    10,128,000
 Extraordinary item.....           --            --        478,000          --            --
 Interest paid in kind..           --            --        710,000          --      1,200,000
 Provision for losses
  on accounts
  receivable............       484,000       621,000     1,040,000      391,000       584,000
 Gain on sale of rental
  equipment.............      (418,000)     (920,000)   (1,948,000)    (995,000)   (2,194,000)
 Write-off of cost in
  excess of net assets
  acquired..............       781,000           --            --           --            --
 Changes in operating
  assets and
  liabilities, net of
  effect of business
  acquisitions:
   Accounts receivable..    (1,534,000)   (2,834,000)   (3,346,000)  (1,292,000)   (1,753,000)
   Other receivables and
    prepaid expenses....      (438,000)      200,000    (1,182,000)  (1,156,000)   (4,738,000)
   Intangible assets and
    other assets........      (155,000)     (192,000)    1,351,000       (6,000)     (759,000)
   Parts and supplies
    inventories.........      (437,000)     (469,000)   (1,403,000)  (1,062,000)   (1,177,000)
   Accounts payable.....     1,252,000     1,599,000     1,866,000    1,707,000    10,247,000
   Payroll and other
    accrued expenses and
    related party
    payables............       162,000       410,000    (1,000,000)   1,069,000     1,550,000
   Accrued interest
    payable.............       (34,000)      (18,000)      737,000       29,000        32,000
   Assets held for sale.           --            --      2,652,000          --     (2,244,000)
   Income taxes payable.       244,000       211,000      (375,000)     200,000      (407,000)
   Deferred taxes, net..        81,000       223,000       132,000          --          1,000
                          ------------  ------------  ------------  -----------  ------------
Net cash provided by
 operating activities...     3,920,000     7,409,000    12,544,000    4,357,000    11,697,000
INVESTING ACTIVITIES
Acquisitions of rental
 operations, net of cash
 acquired...............    (9,741,000)      (20,000)  (42,057,000)  (1,424,000)  (19,858,000)
Cash purchases of rental
 equipment and operating
 property and equipment.    (6,618,000)  (17,043,000)  (23,632,000)  (8,707,000)  (42,392,000)
Financed purchases of
 rental equipment and
 operating equipment....    (2,476,000)          --            --           --            --
Proceeds from sale of
 used equipment.........     1,007,000     3,240,000     4,126,000    2,048,000     5,374,000
                          ------------  ------------  ------------  -----------  ------------
Net cash used in
 investing activities...   (17,828,000)  (13,823,000)  (61,563,000)  (8,083,000)  (56,876,000)
FINANCING ACTIVITIES
Proceeds from bank debt.     9,540,000    20,557,000   114,826,000   13,943,000   116,954,000
Payments on bank debt...    (9,164,000)  (11,125,000)  (69,108,000)  (8,151,000)  (85,713,000)
Payments of debt
 issuance costs.........      (619,000)     (400,000)   (2,024,000)         --            --
Proceeds from long term
 obligations............     3,101,000           --     10,000,000          --            --
Payment on long term
 obligations............    (4,181,000)     (894,000)   (3,597,000)    (533,000)     (192,000)
Purchase of treasury
 stock--preferred.......           --     (1,177,000)          --           --            --
Purchase of treasury
 stock--common..........           --       (523,000)          --           --            --
Proceeds from capital
 lease borrowings.......       285,000           --            --           --            --
Payment on capital lease
 obligations............      (195,000)     (197,000)     (276,000)     (92,000)     (329,000)
Proceeds from issuance
 of preferred stock, net
 of issuance costs......    14,799,000       259,000           --           --      7,500,000
Proceeds from issuance
 common stock, net of
 issuance costs.........         2,000           --            --           --      7,369,000
                          ------------  ------------  ------------  -----------  ------------
Net cash provided by
 financing activities...    13,568,000     6,500,000    49,821,000    5,167,000    45,589,000
                          ------------  ------------  ------------  -----------  ------------
Net increase (decrease)
 in cash and cash
 equivalents............      (340,000)       86,000       802,000    1,441,000       410,000
Cash and cash
 equivalents at
 beginning of period....       907,000       567,000       653,000      653,000     1,455,000
                          ------------  ------------  ------------  -----------  ------------
Cash and cash
 equivalents at end of
 period.................  $    567,000  $    653,000  $  1,455,000  $ 2,094,000  $  1,865,000
                          ============  ============  ============  ===========  ============
Supplemental disclosure
 of cash flow
 information
Cash paid for interest..  $    441,000  $    749,000  $  1,863,000  $   754,000  $  1,882,000
Cash paid for income
 taxes..................  $    140,000  $    777,000  $  1,545,000  $   967,000  $    419,000

                            See accompanying notes.

                          RENTAL SERVICE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1995 AND JUNE 30, 1996

    (THE INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTH PERIODS

                ENDED JUNE 30, 1996 AND 1995 IS UNAUDITED)

1. ACCOUNTING POLICIES

 Basis of Presentation

  Rental Service Corporation (formerly known as Acme Acquisition Holdings Corp.) (RSC or Company), a Delaware Corporation, was formed in June 1993 when all of the outstanding preferred and common shares of RSC Acquisition Corp. (RSC Acquisition) were exchanged for the same number, class and par value of shares of RSC. RSC Acquisition was formed in July 1992.

  The Company operates in a single industry segment: the short-term rental of equipment, including ancillary sales of parts, supplies and equipment, through a network of rental center locations in Texas, Louisiana, Mississippi, Florida, Alabama, Tennessee, Georgia, Arkansas, South Carolina and California. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying consolidated balance sheets are presented on an unclassified basis.

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Equipment rental revenue is recorded as earned under the operating method. Equipment rentals in the consolidated statements of operations includes revenues earned on equipment rentals, fuel sales and rental equipment delivery fees. Revenue from the sale of parts, supplies and equipment are recorded at the time of delivery to or pick-up by the customer.

 Credit Policy

  The Company extends credit to its commercial customers based on evaluations of their financial condition and generally no collateral is required, although in many cases mechanics' liens are filed to protect the Company's interests. Invoices are generated when a piece of rental equipment is returned by the customer or in any event after 21 days. Invoices are due upon receipt. The Company has diversified its customer base by operating rental locations in ten states, primarily in the Sunbelt. The Company maintains reserves it believes adequate for potential credit losses.

 Parts and Supplies Inventories

  Parts and supplies inventories consist principally of parts, commodity type supplies and small- to medium-sized equipment for sale. All inventories are valued at the lower of cost (first-in, first-out) or market.

 Depreciation and Amortization

  Rental equipment and operating property and equipment are being depreciated using the straight-line method over the following estimated useful lives:

      Rental equipment............................................     3-7 years
      Operating property and equipment............................    3-27 years
      Leasehold improvements...................................... Term of lease

                          RENTAL SERVICE CORPORATION

  Rental equipment is depreciated to a salvage value of 10% of cost. Amortization of assets under capital leases is included in depreciation expense. Rental equipment costing less than $600 is immediately expensed at the date of purchase.

 Intangible Assets

  Intangible assets are recorded at cost and are amortized using the straight-line method over their estimated useful lives of usually one to three years for covenants not to compete, and 30 years for goodwill. The recoverability of goodwill attributable to the Company's acquisitions is analyzed annually based on actual and projected levels of profitability and cash flows of the locations acquired on an undiscounted basis.

 Income Taxes

  The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Advertising Expense

  The cost of advertising is expensed as incurred. The Company incurred $166,000, $407,000, $491,000, $224,000 and $454,000 in advertising costs during the years ended December 31, 1993, 1994, and 1995 and the six months ended June 30, 1995 and 1996, respectively.

 Debt Costs

  Deferred financing costs are amortized using the straight-line method over the lives of the related debt. Interest expense for the Company's increasing interest rate Bank Note (see Note 5) is determined based on the average effective interest rate payable over the period in which the debt is expected to be outstanding, which is three years.

 Stock Based Compensation

  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25 and, accordingly, recognizes no compensation expense for the stock option grants.

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. Statement No. 123 allows for a fair value based method of accounting for employee stock options and similar equity instruments. The Company intends to apply the recognition and measurement provisions of APB Opinion No. 25 to all employee stock options and similar equity instruments awarded after December 31, 1995.

                          RENTAL SERVICE CORPORATION

 Impact of Recently Issued Accounting Standards

  In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company has adopted Statement No. 121 in the first quarter of 1996 and, based on current circumstances, the effect of adoption is not material.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

  The Company maintains cash and cash equivalents with various financial institutions located throughout the country in order to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

  Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers.

 Fair Values of Financial Instruments

  The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is determined using current applicable interest rates as of December 31, 1995 and approximates the carrying value of such debt because the underlying instruments are at variable rates which are repriced frequently.

 Interim Financial Statements

  The accompanying consolidated balance sheet at June 30, 1996 and the consolidated statements of operations, redeemable preferred stock and common stockholders' equity and cash flows for the six-month periods ended June 30, 1995 and 1996 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim period are not necessarily indicative of results for the full year.

 Deferred Offering Costs

  Deferred offering costs incurred in conjunction with the Company's initial public offering will be offset against the proceeds of such offering. At June 30, 1996, there were $252,000 in deferred offering costs included in the accompanying consolidated balance sheet.


 Earnings (Loss) Per Share and Supplemental Earnings Per Share

  Earnings (loss) per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. In accordance with the accounting rules of the Securities and Exchange Commission common stock and stock options and warrants issued by the Company in the twelve month period prior to the Company's initial public offering have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented, computed using the treasury stock method and the assumed initial offering price.

                          RENTAL SERVICE CORPORATION

  Supplementary pro forma net income per share--assuming the proceeds from the issuance of common shares at the public offering price of $15.00 ($13.95 net of issuance costs), were used to repay the Bank Note (Note 5) and repurchase the related warrant and the Company's redeemable preferred stock as of the beginning of the period, or the date upon which the debt was created, whichever was later. Supplementary pro forma net income per common and common equivalent share would have been $.40 for the year ended December 31, 1995, and $.19 for the six months ended June 30, 1996, respectively based upon 8,733,967 and 9,262,899 share issuances, respectively.

2. BUSINESS ACQUISITIONS

  A principal component of the Company's business strategy is to continue to grow through acquisitions which augment its present operations as well as enter into new geographic markets. In keeping with this strategy, the Company has made several acquisitions of rental operations. These acquisitions have been accounted for as purchases and, accordingly, the acquired tangible and identifiable intangible assets and liabilities have been recorded at their estimated fair values at the dates of acquisition with any excess purchase price reflected as goodwill in the accompanying consolidated financial statements. The operations of the acquired businesses are included in the consolidated statements of operations from the date of acquisition.

  The following table sets forth, for the periods indicated, the net assets acquired, liabilities assumed and cash purchase price for these acquisitions.

                                                                    SIX MONTHS
                                    YEARS ENDED DECEMBER 31            ENDED
                               -----------------------------------   JUNE 30,
                                  1993        1994        1995         1996
                               -----------  --------  ------------  -----------
                                                                    (UNAUDITED)
Assets acquired..............  $ 7,893,000  $113,000  $ 50,109,000  $15,967,000
Goodwill and covenants not to
 compete.....................    4,418,000   (91,000)   19,513,000    6,684,000
Less: liabilities assumed....   (2,570,000)   (2,000)  (27,565,000)  (2,793,000)
                               -----------  --------  ------------  -----------
Cash purchase price..........  $ 9,741,000  $ 20,000  $ 42,057,000  $19,858,000
                               ===========  ========  ============  ===========
Number of acquisitions.......            2         1             5            5

  The following table sets forth the unaudited pro forma results of operations for each period in which acquisitions occurred and for the immediately preceding period as if the above acquisitions were consummated at the beginning of the immediately preceding period:

                                                                     SIX MONTHS
                                 YEARS ENDED DECEMBER 31                ENDED
                           --------------------------------------     JUNE 30,
                              1993         1994          1995           1996
                           -----------  -----------  ------------    -----------
                                             (UNAUDITED)
Total revenues...........  $32,825,000  $85,712,000  $112,245,000    $62,053,000
Income (loss) before non-
 recurring and
 extraordinary items.....     (971,000)  (2,451,000)    2,048,000      1,343,000
Net income (loss)........     (971,000)  (2,451,000)   47,418,000(a)   1,343,000
Earnings (loss) per
 common and common stock
 equivalent share:
  Income (loss) before
   non-recurring and
   extraordinary items...         (.27)        (.59)          .05            .03
  Net income (loss)......         (.27)        (.59)         6.48(a)         .03

(a) Net income in 1995 includes non-recurring and extraordinary items related to Holdings' prepackaged bankruptcy of $45,370,000 ($6.40 per share), including a gain on extinguishment of debt of $52,079,000 and charges for fresh start accounting adjustment and reorganization items of $6,709,000.

                          RENTAL SERVICE CORPORATION

  On September 12, 1995, the Company acquired all of the assets and assumed all of the liabilities of Acme Holdings, Inc. (Holdings) (renamed as RSC Holdings, Inc.) and its subsidiaries which operated in California, Texas, Louisiana, and Florida. Holdings and its subsidiaries had filed a prepackaged joint plan of reorganization under Chapter 11 of title 11 of the United States Code on July 13, 1995 which was subsequently approved by the court on August 24, 1995 and became effective on September 12, 1995. Pursuant to the approved plan, Holdings was merged into a wholly owned subsidiary of the Company, the Company entered into the Revolver and Bank Note agreements (See Note 5), and used proceeds therefrom of $35,350,000 to pay in full satisfaction old outstanding notes payable of Holdings which had an aggregate principal balance at that time of approximately $78,000,000. Additionally, the Company paid Holdings' debtor-in-possession facility of approximately $3,795,000 and assumed the remaining liabilities of Holdings in exchange for full releases from substantially all of Holdings' note holders.

  In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' rental locations in California, as they did not meet the Company's financial performance criteria and were not part of the Company's strategic plans. The assets related to those rental locations, consisting primarily of rental equipment and accounts receivable, have been classified as assets held for sale in the accompanying consolidated balance sheets at December 31, 1995 and June 30, 1996. The Company believes the carrying value of these assets approximates the estimated net sales proceeds. The Company accrued the expected cash outflows from operations of the rental locations through the expected date of disposal as part of the allocation of the purchase price of Holdings. The accrual of $2,492,000 included $1,404,000 of interest allocated to the purchase price of these assets. The pre-tax income during the period from September 12, 1995 through December 31, 1995 was $508,000, which included allocated interest expense of $422,000 and gain on disposal of assets of $649,000, and was credited to the accrual. The pre-tax loss during the six months ended June 30, 1996 was $339,000 which included allocated interest expense of $514,000 and gain on disposal of assets of $668,000, and was charged to the accrual. As of July 30, 1996, the Company has sold three California locations and closed another and currently anticipates selling, closing or otherwise disposing of the remaining seven California locations by September 30, 1996. The Company has executed letters of intent to sell six such remaining locations and to sell the rental, service and delivery fleets of the seventh location.

3. OPERATING PROPERTY AND EQUIPMENT

  Operating property and equipment consist of the following:

                                                  DECEMBER 31
                                             ----------------------  JUNE 30,
                                                1994       1995        1996
                                             ---------- ----------- -----------
                                                                    (UNAUDITED)
   Vehicles, machinery and equipment........ $2,844,000 $ 7,010,000 $11,563,000
   Leasehold improvements...................    332,000   1,284,000   1,777,000
   Furniture, fixtures and computer
    equipment...............................  1,575,000   2,663,000   3,932,000
   Land and building........................  1,059,000   1,634,000   1,982,000
                                             ---------- ----------- -----------
   Total....................................  5,810,000  12,591,000  19,254,000
   Less: accumulated depreciation and
    amortization............................    621,000   1,962,000   2,971,000
                                             ---------- ----------- -----------
                                             $5,189,000 $10,629,000 $16,283,000
                                             ========== =========== ===========

                          RENTAL SERVICE CORPORATION

4. INTANGIBLE ASSETS

  Intangible assets consist of the following:

                                                  DECEMBER 31
                                             ----------------------   JUNE 30
                                                1994       1995        1996
                                             ---------- ----------- -----------
                                                                    (UNAUDITED)
   Covenants not to compete................. $  350,000 $   141,000 $ 1,591,000
   Goodwill.................................  5,313,000  24,685,000  29,919,000
                                             ---------- ----------- -----------
   Total....................................  5,663,000  24,826,000  31,510,000
   Less: accumulated amortization...........    527,000     672,000   1,323,000
                                             ---------- ----------- -----------
                                             $5,136,000 $24,154,000 $30,187,000
                                             ========== =========== ===========

  The Company has entered into noncompetition agreements with the former owners of certain acquired businesses. The agreements are generally for terms of one to three years and prohibit the former owners from competing with the Company in the business of renting equipment in certain counties located in the area of the acquired business.

  During 1993, the Company recorded a charge of $368,000 for the write-off of the net carrying value of dealership rights acquired in connection with a business acquisition that were subsequently terminated by the vendors. Additionally, the Company recorded a charge of $200,000 associated with the net carrying value related to an acquired company's name. The Company also recorded a charge of $213,000 related to the cost in excess of net assets acquired allocated to a location that was closed.

5. BANK DEBT AND LONG TERM OBLIGATIONS

  Bank debt and long term obligations consist of the following:

                                                DECEMBER 31
                                          -----------------------   JUNE 30
                                             1994        1995         1996
                                          ----------- ----------- ------------
                                                                  (UNAUDITED)
   $95,000,000 Revolving Line of Credit
    (Revolver) with a bank, interest, at
    the prime rate plus 1.5%, due month-
    ly, or Eurodollar rate plus 3%, due
    on
    demand, at the Company's option,
    principal due
    September 12, 1998. The interest
    rate in effect at
    December 31, 1995 was 8.9% and at
    June 30, 1996 was 8.7%..............  $       --  $56,042,000 $ 87,283,000
   $30,000,000 Revolving line of credit
    (1993 Credit Agreement) with a bank,
    interest at the prime rate plus 1%
    on the first $10,000,000 and prime
    plus 1.5% on amounts in excess
    thereof.............................   10,324,000         --           --
   Note payable to bank (Bank Note).....          --   10,710,000   11,884,000
   Acquisition notes payable, unsecured,
    repaid in February 1995.............      200,000         --           --
   Notes payable, interest at 8-12%, due
    in aggregate monthly installments of
    $3,400 through 2008, plus a payment
    of $73,000 in January 1997..........      588,000     393,000      413,000
   Equipment contracts payable, interest
    at 7-11%, payable in various monthly
    installments through May 1999,
    collateralized by equipment.........    1,131,000     765,000      580,000
                                          ----------- ----------- ------------
                                          $12,243,000 $67,910,000 $100,160,000
                                          =========== =========== ============

                          RENTAL SERVICE CORPORATION

  In conjunction with the acquisition of Holdings, the Company's subsidiaries entered into the Revolver on September 12, 1995, which consists of a revolving line of credit and availability of letters of credit, which combined may not exceed $95,000,000. The total amount of credit available under the Revolver is limited to a borrowing base equal to the sum of (i) 85% of eligible accounts receivable of the Company's subsidiaries and (ii) 75% of the value (lower of net book value or market) of eligible rental equipment. The Revolver expires September 12, 1998 and may be extended one year with the consent of the lenders if no default exists. The obligation of the lender to make initial loans or issue letters of credit under the Revolver is subject to certain customary conditions. In addition, the Revolver has financial covenants for RSC regarding debt incurrence, interest coverage, capital expenditure investment and minimum EBITDA levels. The Revolver also contains covenants and provisions that restrict, among other things, the Company's subsidiaries ability to: (i) incur additional indebtedness; (ii) incur liens on its property, (iii) enter into contingent obligations; (iv) make certain capital expenditures and investments; (v) engage in certain sales of assets; (vi) merge or consolidate with or acquire another person or engage in other fundamental changes; (vii) enter into leases; (viii) engage in certain transactions with affiliates; and (ix) declare or pay dividends to RSC.

  Borrowings under the Revolver are secured by all of the real and personal property of the Company's subsidiaries and a pledge of the capital stock and intercompany debt of the Company's subsidiaries. In addition, the Company's subsidiaries are guarantors of the obligations of the other subsidiaries under the Revolver. The Revolver includes a $2 million letter of credit facility, with a fee equal to 2.75% of the face amount of letters of credit payable to the lenders and other customary fees payable to the issuer of the letter of credit. A commitment fee equal to 0.5% of the unused commitment, excluding the face amount of all outstanding and undrawn letters of credit, is also payable monthly in arrears.

  The amounts outstanding at December 31, 1995 and June 30, 1996, were $56,042,000 and $87,283,000 with approximately $6,815,000 and $2,143,000 respectively available based on the borrowing base available. Outstanding letters of credit totaled $212,000 at December 31, 1995. As of December 31, 1995 and June 30, 1996, the Company was not in compliance with certain covenants of the Revolver related to minimum EBITDA levels and the maximum total indebtedness ratio. The Company has received a waiver with respect to such non-compliance.

  Certain subsidiaries of the Company are subject to the Revolver agreement which limit cash dividends and loans to RSC. At December 31, 1995 and June 30, 1996, substantially all of the net consolidated assets of the Company were restricted.

  In 1995, the Company paid off the borrowings under the 1993 Credit Agreement upon entering into the Revolver resulting in a loss on extinguishment of such debt of $783,000 which has been classified as an extraordinary item, net of income taxes of $305,000, in the accompanying consolidated statements of operations.

  The Company entered into a redeemable note and warrant purchase agreement (the Bank Note) on September 12, 1995 with a financial institution that provided $10,000,000 of 13% senior secured notes due September 15, 2005. Interest, compounded quarterly, for the first two years is to be paid in kind through the issuance of additional notes, thereafter paid semi-annually in cash. The principal amount of the Bank Note will be increased by $1,000,000 on each of the first three anniversaries, which is being accounted for as interest expense. Additionally, the financial institution was issued warrants entitling the purchase of 110,352 shares of common stock at a purchase price of $3.81 per share (subject to adjustment) through September 15, 2005. The note is collateralized by the common stock of RSC Holdings, Inc. and RSC Acquisition Corp. and calls for certain limitations and restrictions of payments and investments.

  The Bank Note carries mandatory payment terms requiring 30% of the aggregate principal amount of the notes to be paid on September 15, 2003 and 2004 with the remaining outstanding principal amount together with accrued interest due on September 15, 2005. Certain other redemptions may be required from certain asset sale

                          RENTAL SERVICE CORPORATION
proceeds or upon occurrence of a change in control. The notes are redeemable at the option of the Company at par, except that a $1,000,000 premium must be paid if redemption occurs in the first year. The Bank Note requires the maintenance of certain financial covenants and other affirmative and negative covenants. As of December 31, 1995 and June 30, 1996, the Company was in compliance with all Bank Note covenants.

  The aggregate annual maturities of bank debt and long term obligations as of December 31, 1995 are as follows:

                                                  NOTES    EQUIPMENT
                                    REVOLVER     PAYABLE   CONTRACTS    TOTAL
                                   ----------- ----------- --------- -----------
   1996........................... $       --  $    14,000 $326,000  $   340,000
   1997...........................         --       87,000  262,000      349,000
   1998...........................  56,042,000      14,000  166,000   56,222,000
   1999...........................         --       14,000   11,000       25,000
   2000...........................         --       14,000      --        14,000
   Thereafter.....................         --   10,960,000      --    10,960,000
                                   ----------- ----------- --------  -----------
                                   $56,042,000 $11,103,000 $765,000  $67,910,000
                                   =========== =========== ========  ===========

6. REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY

 Redeemable Preferred Stock

  The Company's Board of Directors, without the approval of the holders of the common stock, is authorized to fix the number of shares of any series of preferred stock and to designate for issuance up to 350,000 shares of preferred stock, par value $.01 per share, in such number of series and with such rights, preferences, privileges and restrictions (including without limitations voting rights) as the Board of Directors may from time to time determine.

  The Company has outstanding at December 31, 1995 and June 30, 1996, 244,805 and 319,805, respectively shares of Series A preferred stock. The preferred stock required mandatory redemption on July 17, 2002. In September 1995 an amendment of the certificate of incorporation of the Company was filed removing the mandatory redemption date and adding a provision requiring mandatory redemption upon the sale of the Company (as defined). The difference between the redemption amount and the carrying amount of the preferred stock is being recorded through periodic accretions.

  The preferred stock is cumulative at a rate of 6% per annum, computed on a quarterly basis. No dividends may be paid on the common stock in any quarter until the accumulated dividends on the preferred stock have been paid for all quarters ending prior to the date of payment of dividends on the common stock. Each share of the preferred stock is entitled to one vote. Upon liquidation, the preferred stock carries a liquidation preference of $100 per share, plus an amount equal to all declared and unpaid dividends thereon. After the payment or distribution to the preferred stockholders of the full preferential amounts, the common stockholders are entitled to all remaining assets of the Company to be distributed. The cumulative preferred stock may be redeemed at any time at the election of the Company's Board of Directors at the redemption price of $100 plus accrued and unpaid dividends to the redemption date.

 Stock Purchase Agreements

  Between 1992 and 1995, the Company entered into various stock purchase agreements with a former chairman, a former president, the current chairman and the current chief financial officer for the sale of 855,000 shares of common stock at $1 per share and 471,447 shares of common stock at $.01 per share. The stock was issued subject to certain vesting requirements over generally a four to five year period. However, the vesting for

                          RENTAL SERVICE CORPORATION
a portion of the stock which otherwise vested in the last two years could be accelerated if the Company achieved certain performance targets, as determined by the Company's Board of Directors. Upon a change of control (as defined), any unvested shares generally immediately vested. In the event the participant terminated employment with the Company, the Company generally has the option to purchase any unvested shares at the original issuance price.

  In connection with the former chairman's resignation, the Company in September 1994 purchased all of his vested and unvested shares (855,000) of the Company's common stock for $523,000, as well as all of his shares (11,256) of the Company's preferred stock for $1,177,000. As of December 31, 1994, these shares were held by the Company as treasury shares and were canceled during 1995.

  In April 1995, the Company purchased 39,615 shares of outstanding unvested stock of the former president at $.01 per share which was subsequently canceled.

  At December 31, 1995 and June 30, 1996, there were 183,397 of these shares which were not vested and were subject to the Company's repurchase option at $.01 per share.

 Stockholders Agreement

  Pursuant to a stockholders' agreement dated January 4, 1996, certain of the Company's stockholders have granted certain rights of first refusal with respect to common stock of the Company owned by such stockholders as of such date. Before any such shares of common stock, or any beneficial interest therein, may be sold, transferred or assigned (including transfer by operation of law) or, subject to certain exceptions, pledged, hypothecated or encumbered by any such stockholder, such shares shall first be offered to the Company and the other stockholders party to the stockholders' agreement owning common stock in the manner set forth in the stockholders' agreement. In addition, such stockholders have certain tag-along and drag-along rights with respect to sales of common stock by certain other stockholders.

 Stock Option Plan

  On July 25, 1995, the Board of Directors of the Company adopted a Stock Option Plan whereby under the plan officers, directors, and key employees may be granted options to purchase the Company's common stock at a price set by the option committee not to be less than 100% of the fair market value of such shares on the date such option is granted, further, not to exceed 110% of the fair market price on the date such option is granted. If the Company's common stock is not publicly traded on an exchange and not quoted on NASDAQ or a successor quotation system, the fair market value established by the option committee acting in good faith may be used for valuation. The aggregate number of such shares which may be issued upon exercise of options may not exceed 410,400. Generally, the incentive stock options will expire ten years from the date such option was granted.

  The options currently outstanding generally become exercisable in various amounts at January 26, 1996 and December 31, 1996, 1997, 1998, and 1999; however, the vesting for the options otherwise exercisable at December 31, 1998 and 1999 may be accelerated to a date after December 31, 1996 and 1997 if the employee and the Company achieve certain performance targets, as determined by the Company's option committee.

  At June 30, 1996, 154,356 shares of common stock were reserved for issuance, pursuant to the Stock Option Plan. At December 31, 1995 and June 30, 1996, 164,274 and 256,044 options, respectively, were outstanding at exercise prices ranging from $.01 at December 31, 1995 and $.01 to $11.14 at June 30, 1996, of which no options were exercisable at December 31, 1995 and 44,061 options were exercisable at June 30, 1996. Subsequent to June 30, 1996, options for 42,294 shares were exercised.

                          RENTAL SERVICE CORPORATION

7. EMPLOYEE BENEFIT PLANS

  The Company maintains a Section 401(k) employees savings plan (the Savings
Plan) covering substantially all full-time employees upon completion of at least 500 hours of service and six months of continuous employment.

  The Savings Plan is a defined contribution plan and provides for the Company to make discretionary contributions as deemed appropriate by the administrative committee. During the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, the Company made discretionary contributions totaling $18,000, $0, $0, $0 and $0, respectively.

8. COMMITMENTS AND CONTINGENCIES

 Capital Leases

  The Company has capital lease obligations in connection with acquiring certain rental equipment with aggregate costs and accumulated amortization of $937,000 and $86,000, respectively, at December 31, 1994 and $2,352,000 and
$599,000, respectively, at December 31, 1995. Future minimum lease payments under the capital leases and the present value of the minimum lease payments as of December 31, 1995 are as follows:

      1996............................................................ $502,000
      1997............................................................  194,000
      1998............................................................   13,000
      1999............................................................    1,000
                                                                       --------
      Total minimum future lease payments.............................  710,000
      Less amount representing interest...............................   65,000
                                                                       --------
      Present value of net minimum future lease payments.............. $645,000
                                                                       ========

  Subsequent to December 31, 1995, accelerated payoff of certain leases totaling $260,000 have resulted in future minimum lease payments under the capital leases of $450,000 and the present value of the minimum lease payments of $385,000.

 Operating Leases

  The Company leases certain operating premises and equipment under operating leases. Substantially all of the property leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Certain of the real property leases provide for escalation of future rental payments based upon increases in the consumer price index. Rental expense under such operating leases totaled $753,000, $919,000, $2,397,000, $549,000 and $1,376,000 for the years ended December 31, 1993,
1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively. Future minimum lease payments, by year and in the aggregate, for noncancellable operating leases with initial or remaining terms of one year or more are as follows at December 31, 1995:

      1996.......................................................... $ 4,354,000
      1997..........................................................   3,190,000
      1998..........................................................   2,099,000
      1999..........................................................   1,761,000
      2000..........................................................   1,313,000
      Thereafter....................................................   2,853,000
                                                                     -----------
                                                                     $15,570,000
                                                                     ===========

                          RENTAL SERVICE CORPORATION

  Subsequent to December 31, 1995, accelerated payoff of certain leases totaling $2,976,000, including purchase options, have resulted in future minimum lease payments under the operating leases as follows:

      1996.......................................................... $ 2,948,000
      1997..........................................................   2,528,000
      1998..........................................................   2,099,000
      1999..........................................................   1,761,000
      2000..........................................................   1,313,000
      Thereafter....................................................   2,852,000
                                                                     -----------
                                                                     $13,501,000
                                                                     ===========

 Purchase Obligations

  At December 31, 1995 and June 30, 1996, the Company was obligated, under noncancellable purchase commitments, to purchase $8,938,000 and $8,362,000, respectively, of rental equipment.

 Risk Management

  The Company is self-insured for physical damage or loss to its rental equipment. Presently, the Company has an insurance deductible of $50,000 per occurrence for claims related to general and vehicle liability. The general and vehicle policy includes an annual aggregate insurance deductible of approximately $2,000,000.

 Environmental

  The Company and its operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company has accrued $800,000 at December 31, 1995 related to the removal of the underground tanks at the Company's locations. The actual costs of remediating these environmental conditions may be different than that accrued by the Company due to the difficulty in estimating such costs and due to potential changes in the status of legislation and state reimbursement programs. The Company does not believe that such removal and remediation will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

 Legal Proceedings

  The Company and its subsidiaries are parties to various litigation matters, in most cases involving ordinary and routine claims incidental to the business of the Company. The ultimate legal and financial liability of the Company with respect to such pending litigation cannot be estimated with certainty, but the Company believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the business, or the consolidated financial position, results of operations or cash flows of the Company.

9. RELATED PARTY TRANSACTIONS

  In July 1992, the Company entered into a five-year management agreement (the Management Agreement) with Holdings which also operated an equipment rental businesses. Under the Management Agreement, Holdings located potential acquisition opportunities, provided administrative assistance in connection with acquisitions and managed, supervised and provided administrative and accounting support for the operation of the Company's rental center locations. Pursuant to the Management Agreement, Holdings agreed, until April 1, 1995, to make

                          RENTAL SERVICE CORPORATION
available first to the Company any opportunities which came to its attention for acquiring additional rental center locations. The Company reimbursed Holdings for any costs incurred by Holdings in connection with such acquisitions. Additionally, the Company paid a management fee based on a percentage of the acquisition cost for each acquisition and the performance of the companies acquired. As of December 31, 1994, the management fee payable was $255,000. Total management fee expense, included in general and administrative expense, was $992,000 and $1,586,000 for the years ended December 31, 1993 and 1994, respectively, $742,000 for the period from January 1, 1995 through September 12, 1995 and $524,000 for the six months ended June 30, 1995. The Management Agreement was terminated on September 12, 1995.

  The Company and Holdings agreed to rerent equipment to each other in the event the other party did not have sufficient rental equipment at a given location to meet a customer's requirements. The party making such equipment available received 70% of the gross rental receipts received by the other party related to such rerental. During the years ended December 31, 1993 and 1994, the period from January 1, 1995 through September 12, 1995 and the six months ended June 30, 1995, rerent revenue received by the Company from Holdings was $111,000, $230,000, $72,000 and $35,000, respectively, and rerent expense paid by the Company to Holdings was $151,000, $39,000, $27,000, and $16,000, respectively. The agreement terminated on September 12, 1995.

  During 1993, 1994 and 1995, certain expenses incurred by Holdings were paid by the Company and vice versa. As of December 31, 1994, the related net receivable from Holdings totaled $127,000.

  One of the stockholders of the Company receives an investment banking fee from the Company in connection with the Company's acquisitions. The fee is calculated at 1.5% of the total of the purchase price plus acquisition costs plus planned first year capital expenditures less one-seventh of the seller's original cost of rental equipment. Such fees paid to the stockholder during the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 totaled $203,000, $0, $663,000, $42,000 and $388,000, respectively. Effective November 1, 1993, the stockholder also receives a monitoring fee, which equals 1% of the aggregate amount of debt and equity interest of or by the stockholder in the Company. Such fees paid to the stockholder during the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 totaled $39,000, $235,000, $235,000,
$117,000 and $117,000, respectively and are included in general and administrative expense.

  On December 31, 1994 RSC Acquisition purchased 37,512 shares of common stock and 675,000 shares of preferred stock of Holdings for $10 from a former officer of RSC Acquisition. This equated to a voting interest of 34.2% of Holding's at December 31, 1994. These Holdings shares were canceled September 12, 1995 as part of Holding's plan of reorganization.

10. INCOME TAXES

  The provision for income taxes is comprised of the following:

                                                      YEAR ENDED DECEMBER 31
                                                  ------------------------------
                                                    1993      1994       1995
                                                  -------- ---------- ----------
   Current:
     Federal..................................... $329,000 $  793,000 $1,135,000
     State.......................................   55,000    161,000    337,000
                                                  -------- ---------- ----------
                                                   384,000    954,000  1,472,000
   Deferred:
     Federal.....................................   38,000    123,000    581,000
     State.......................................   43,000    100,000     43,000
                                                  -------- ---------- ----------
                                                    81,000    223,000    624,000
   Extraordinary item............................      --         --     305,000
                                                  -------- ---------- ----------
                                                  $465,000 $1,177,000 $2,401,000
                                                  ======== ========== ==========

                          RENTAL SERVICE CORPORATION

  Deferred income taxes reflect the tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31
                                                      ------------------------
                                                         1994         1995
                                                      -----------  -----------
   Deferred tax assets:
     Accrued liabilities............................. $   692,000  $ 4,601,000
     Inventory reserve...............................     111,000      559,000
     Bad debt reserve................................     392,000    1,161,000
     Net operating loss carryforwards................      51,000    7,189,000
     Alternative minimum tax credit..................     746,000    1,658,000
     Valuation allowance.............................     (27,000)  (7,858,000)
                                                      -----------  -----------
                                                        1,965,000    7,310,000
   Deferred tax liabilities:
     Depreciation....................................  (2,359,000)  (9,815,000)
                                                      -----------  -----------
   Net deferred tax liability........................ $  (394,000) $(2,505,000)
                                                      ===========  ===========

  The Company's effective income tax rate varied from the statutory U.S. federal income tax rate of 34% as follows:

                                                   YEAR ENDED DECEMBER 31
                                               -------------------------------
                                                 1993      1994        1995
                                               -------- ----------  ----------
   Expected provision using the statutory tax
    rate...................................... $ 58,000 $1,072,000  $2,079,000
   State taxes, net of federal tax benefit....   36,000    172,000     290,000
   Other......................................  371,000    (67,000)     32,000
                                               -------- ----------  ----------
                                               $465,000 $1,177,000  $2,401,000
                                               ======== ==========  ==========

  At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $17,890,000 that expire in years 2005 through 2010. In addition the Company had combined state (California, Florida and Texas) net operating loss carryforwards of $13,762,000 that expire in years 1996 through 2010. All of the federal carryforwards and $12,344,000 of the state carryforwards are attributable to the Company's September 12, 1995 acquisition of Holdings. For financial reporting purposes a valuation allowance of $6,200,000 has been recognized to offset the deferred tax assets related to those carryforwards. These separate company net operating loss carryforwards are subject to restrictions in accordance with Internal Revenue Service Code Section 382 and the ultimate utilization of the net operating losses is further limited based on the profitability of certain subsidiaries of Holdings.

  The Company also has alternative minimum tax credit carryovers of approximately $1,493,000 for federal and $165,000 for state of California income tax purposes which are available to offset future regular income tax that is in excess of the alternative minimum tax in such year. $589,000 of the federal and all of the state alternative minimum tax credit carryovers resulted from the Company's September 12, 1995 acquisition of Holdings. For financial reporting purposes a valuation allowance of $1,658,000 has been recognized in 1995 to offset the deferred tax assets related to all alternative minimum tax credit carryovers. Limitations similar to those restricting the use of the net operating losses also restrict the use of the credit carryovers.

  Any tax benefit resulting from the utilization of the net operating loss carryforwards or the tax credit carryovers obtained in the acquisition of Holdings will be accounted for as a reduction of the purchase price of Holdings in the periods they are realized.

                          RENTAL SERVICE CORPORATION

11. SUBSEQUENT EVENTS

  On         , 1996, the Company's Board of Directors increased the authorized number of shares of common stock, declared a 57-for-one stock split of the common stock, made conforming adjustments on the terms of all outstanding common stock equivalents and authorized a new class of preferred stock. All shares and per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect these actions.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Acme Holdings Inc.

  We have audited the accompanying consolidated balance sheets of Acme Holdings Inc. ("Holdings") as of December 31, 1993 and 1994, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Holdings' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Holdings at December 31, 1993 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that Holdings will continue as a going concern. Holdings has incurred recurring losses and has a net capital deficiency. In addition, as more fully described in Note 3, Holdings has not complied with certain covenants of loan agreements and has not made an interest payment due on December 1, 1994. These conditions raise substantial doubt about the ability of Acme Holdings Inc. to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  As discussed in Note 9 to the consolidated financial statements, in 1993 Acme Holdings Inc. changed its method of accounting for income taxes.

                                          /s/ ERNST & YOUNG LLP
Orange County, California
March 30, 1995

                               ACME HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS

                                             DECEMBER 31
                                      --------------------------
                                                                    JUNE 30
                                          1993          1994          1995
                                      ------------  ------------  ------------
                                                                  (UNAUDITED)
          ASSETS (NOTE 3)
Cash and cash equivalents (Note 1)..  $    599,000  $  3,183,000  $  1,627,000
Accounts receivable, net of
 allowance for doubtful accounts of
 $1,097,000 in 1993, $1,352,000 in
 1994 and $1,786,000 in 1995 .......     9,025,000     9,145,000     8,829,000
Other receivables...................       164,000       316,000       235,000
Receivables from related parties
 (Note 7)...........................       220,000       138,000       298,000
Parts and supplies inventories (Note
 1).................................     1,453,000     1,180,000     1,099,000
Prepaid expenses....................       609,000       585,000       897,000
Rental equipment, principally
 machinery, at cost, net of
 accumulated depreciation of
 $32,515,000 in 1993, $32,576,000 in
 1994 and $33,102,000 in 1995
 (Notes 1, 3 and 6).................    33,027,000    28,277,000    30,049,000
Operating property and equipment, at
 cost, net of accumulated
 depreciation of $3,505,000 in 1993,
 $3,856,000 in 1994 and $4,019,000
 in 1995 (Notes 1 and 3)............     3,931,000     3,067,000     3,698,000
Goodwill, net of accumulated
 amortization of $724,000 in 1993,
 $869,000 in 1994 and $941,000 in
 1995 (Note 1)......................     3,646,000     3,501,000     3,429,000
Other assets, net (Notes 1 and 6)...     3,830,000     3,001,000     2,682,000
                                      ------------  ------------  ------------
                                      $ 56,504,000  $ 52,393,000  $ 52,843,000
                                      ============  ============  ============
   LIABILITIES AND SHAREHOLDERS'
               DEFICIT
Accounts payable....................  $  3,369,000  $  2,720,000  $  3,238,000
Unfunded disbursements..............     1,214,000     1,635,000     3,093,000
Payroll and other accrued expenses..     7,240,000     8,804,000     8,339,000
Accrued interest payable............       763,000     5,398,000    10,309,000
Income taxes payable (Note 9).......       230,000        99,000        81,000
Deferred taxes based on income (Note
 9).................................       425,000       375,000       325,000
Obligations under capital leases
 (Note 6)...........................       990,000       685,000       505,000
Senior Notes (Note 3)...............    77,566,000    77,618,000    77,644,000
Senior secured borrowings (Note 3)..     5,839,000     5,058,000     4,353,000
                                      ------------  ------------  ------------
Total liabilities...................    97,636,000   102,392,000   107,887,000
Commitments (Note 6)
Shareholders' deficit (Notes 1, 4
 and 8):
 Preferred stock, $1.00 par value:
  Authorized, issued and outstanding
   shares at December 31, 1993 and
   1994 and June 30, 1995--
   3,000,000........................     3,000,000     3,000,000     3,000,000
 Common stock, $.01 par value:
  Authorized shares--500,000
  Issued and outstanding shares--at
   December 31, 1993 and 1994--
   112,095 and 104,598, respectively
   and 102,596 at June 30, 1995.....         1,000         1,000         1,000
 Additional paid-in capital.........       724,000       724,000       724,000
 Accumulated deficit................   (44,857,000)  (53,724,000)  (58,769,000)
                                      ------------  ------------  ------------
Total shareholders' deficit.........   (41,132,000)  (49,999,000)  (55,044,000)
                                      ------------  ------------  ------------
                                      $ 56,504,000  $ 52,393,000  $ 52,843,000
                                      ============  ============  ============

                            See accompanying notes.

                               ACME HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   SIX MONTHS ENDED JUNE
                                 YEAR ENDED DECEMBER 31                     30
                          --------------------------------------  ------------------------
                             1992          1993         1994         1994         1995
                          -----------  ------------  -----------  -----------  -----------
                                                                        (UNAUDITED)
Revenues:
 Equipment rentals (Note
  1)....................  $58,423,000  $ 55,504,000  $57,444,000  $28,296,000  $26,772,000
 Sales of parts,
  supplies and used
  equipment.............   10,166,000     7,985,000   10,890,000    4,765,000    5,282,000
                          -----------  ------------  -----------  -----------  -----------
Total revenues..........   68,589,000    63,489,000   68,334,000   33,061,000   32,054,000
Costs and expenses:
 Operating expenses.....   36,134,000    40,454,000   37,912,000   18,569,000   17,516,000
 Cost of sales of parts,
  supplies and used
  equipment.............    7,074,000     6,087,000    8,188,000    3,565,000    3,912,000
 General and
  administrative
  expense...............    7,106,000     7,338,000   11,180,000    4,631,000    5,648,000
 Depreciation and
  amortization expense..   10,494,000    11,347,000    9,933,000    5,132,000    4,765,000
 Restructure costs (Note
  2)....................          --      1,887,000          --           --           --
 Provision for rental
  equipment retirements.          --        880,000          --           --           --
                          -----------  ------------  -----------  -----------  -----------
Total costs and
 expenses...............   60,808,000    67,993,000   67,213,000   31,897,000   31,841,000
                          -----------  ------------  -----------  -----------  -----------
Operating income (loss).    7,781,000    (4,504,000)   1,121,000    1,164,000      213,000
Interest expense........    8,422,000     9,279,000    9,927,000    4,897,000    5,198,000
                          -----------  ------------  -----------  -----------  -----------
Loss before income
 taxes..................     (641,000)  (13,783,000)  (8,806,000)  (3,733,000)  (4,985,000)
Provision for income
 taxes (Note 9).........      427,000       274,000       61,000      124,000       60,000
                          -----------  ------------  -----------  -----------  -----------
Net loss................  $(1,068,000) $(14,057,000) $(8,867,000) $(3,857,000) $(5,045,000)
                          ===========  ============  ===========  ===========  ===========


                            See accompanying notes.

                               ACME HOLDINGS INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                            PREFERRED STOCK     COMMON STOCK   ADDITIONAL
                          -------------------- ---------------  PAID-IN   ACCUMULATED
                           SHARES     AMOUNT   SHARES   AMOUNT  CAPITAL     DEFICIT        TOTAL
                          --------- ---------- -------  ------ ---------- ------------  ------------
Balance at December 31,
 1991...................        --  $      --  111,111  $1,000  $724,000  $(29,732,000) $(29,007,000)
  Net loss..............        --         --      --      --        --     (1,068,000)   (1,068,000)
  Issuance of preferred
   stock,
   $1.00 par value......  3,000,000  3,000,000     --      --        --            --      3,000,000
                          --------- ---------- -------  ------  --------  ------------  ------------
Balance at December 31,
 1992...................  3,000,000  3,000,000 111,111   1,000   724,000   (30,800,000)  (27,075,000)
  Net loss..............        --         --      --      --        --    (14,057,000)  (14,057,000)
  Issuance of common
   stock,
   $.01 par value.......        --         --    5,985     --        --            --            --
  Forfeiture of common
   shares under
   Restricted Stock
   Agreement (Note 4)...        --         --   (5,001)    --        --            --            --
                          --------- ---------- -------  ------  --------  ------------  ------------
Balance at December 31,
 1993...................  3,000,000  3,000,000 112,095   1,000   724,000   (44,857,000)  (41,132,000)
  Net loss..............        --         --      --      --        --     (8,867,000)   (8,867,000)
  Forfeiture of common
   shares under
   Restricted Stock
   Agreement (Note 4)...        --         --   (7,497)    --        --            --            --
                          --------- ---------- -------  ------  --------  ------------  ------------
Balance at December 31,
 1994...................  3,000,000  3,000,000 104,598   1,000   724,000   (53,724,000)  (49,999,000)
                          --------- ---------- -------  ------  --------  ------------  ------------
  Net loss (unaudited)..        --         --      --      --        --     (5,045,000)   (5,045,000)
  Forfeiture of common
   shares under
   Restricted Stock
   Agreement (Note 4)
   (unaudited)..........        --         --   (2,002)    --        --            --            --
                          --------- ---------- -------  ------  --------  ------------  ------------
Balance at June 30, 1995
 (unaudited)............  3,000,000 $3,000,000 102,596  $1,000  $724,000  $(58,769,000) $(55,044,000)
                          ========= ========== =======  ======  ========  ============  ============


                            See accompanying notes.

                               ACME HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31                    JUNE 30
                          ----------------------------------------  ------------------------
                             1992          1993           1994         1994         1995
                          -----------  -------------  ------------  -----------  -----------
                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net loss................  $(1,068,000) $(14,057,000)  $(8,867,000)  $(3,857,000) $(5,045,000)
Adjustments to reconcile
 net loss to net cash
 provided by operating
 activities:
  Depreciation and
   amortization.........   10,327,000     11,394,000     9,985,000    5,157,000    4,792,000
  Interest payable
   financed through
   borrowings...........    2,648,000        421,000           --           --           --
  Provision for doubtful
   accounts.............      726,000      1,252,000       816,000      400,000      434,000
  (Gain) loss on sale of
   equipment............     (409,000)     1,666,000      (679,000)    (230,000)    (333,000)
  Increase (decrease) in
   deferred taxes.......      233,000        (26,000)      (50,000)         --           --
  Write-off of deferred
   financing fees.......          --         329,000           --           --           --
  Changes in operating
   assets:
    (Increase) decrease
     in accounts
     receivable.........   (2,307,000)        51,000      (936,000)     (35,000)    (119,000)
    Decrease in income
     tax refund
     receivable.........      211,000            --            --           --           --
    Increase in other
     and related party
     receivables........     (153,000)       (52,000)      (70,000)    (440,000)     (79,000)
    (Increase) decrease
     in parts and
     supplies
     inventories........     (201,000)       367,000       273,000      193,000       81,000
    (Increase) decrease
     in prepaid
     expenses...........     (115,000)       (97,000)       24,000       47,000     (313,000)
    (Increase) decrease
     in other assets....       37,000        (97,000)      259,000     (198,000)      94,000
    Increase (decrease)
     in accounts payable
     and unfunded
     disbursements......     (405,000)        83,000      (228,000)  (1,016,000)   1,976,000
    Increase (decrease)
     in payroll and
     other accrued
     expenses...........   (1,205,000)     3,042,000     1,564,000    1,035,000     (471,000)
    Increase (decrease)
     in accrued interest
     payable............    1,219,000     (1,066,000)    4,635,000       27,000    4,911,000
    Increase (decrease)
     in income taxes
     payable............      349,000       (119,000)     (131,000)     (51,000)     (66,000)
                          -----------  -------------  ------------  -----------  -----------
Net cash provided by
 operating activities...    9,887,000      3,091,000     6,595,000    1,032,000    5,862,000
INVESTING ACTIVITIES
Proceeds from sale of
 rental equipment and
 operating plant and
 equipment..............    1,500,000      2,194,000     5,122,000    1,866,000    2,204,000
Cash purchases of rental
 equipment and operating
 plant and equipment....   (3,287,000)    (4,219,000)   (5,653,000)  (1,322,000)  (8,737,000)
Financed purchases of
 rental equipment and
 operating equipment....   (3,163,000)    (3,789,000)   (2,394,000)  (2,535,000)         --
                          -----------  -------------  ------------  -----------  -----------
Net cash used in
 investing activities...   (4,950,000)    (5,814,000)   (2,925,000)  (1,991,000)  (6,533,000)

                            See accompanying notes.

                               ACME HOLDINGS INC.

                                                                        SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31                     JUNE 30
                          ----------------------------------------  --------------------------
                              1992          1993          1994          1994          1995
                          ------------  ------------  ------------  ------------  ------------
                                                                           (UNAUDITED)
FINANCING ACTIVITIES
Borrowings under
 revolving facility.....  $ 71,325,000  $ 40,238,000  $ 55,078,000  $ 23,766,000  $ 36,321,000
Payments under revolving
 facility...............   (71,840,000)  (53,336,000)  (55,952,000)  (22,182,000)  (36,109,000)
Proceeds from secured
 borrowings.............     3,015,000     2,765,000     2,242,000     2,409,000           --
Payments on secured
 borrowings.............    (9,387,000)  (28,664,000)   (2,149,000)   (1,339,000)     (917,000)
Payments on subordinated
 debt...................           --    (33,828,000)          --            --            --
Payments of loan
 origination costs......      (678,000)   (3,074,000)          --            --            --
Proceeds from capital
 lease borrowings.......       148,000     1,024,000       152,000       126,000           --
Payments on capital
 lease obligations......      (324,000)     (648,000)     (457,000)     (266,000)     (180,000)
Proceeds from sale of
 preferred stock........     3,000,000           --            --            --            --
Proceeds from issuance
 of Senior Notes........           --     77,544,000           --            --            --
                          ------------  ------------  ------------  ------------  ------------
Net cash provided (used)
 in financing
 activities.............    (4,741,000)    2,021,000    (1,086,000)    2,514,000      (885,000)
                          ------------  ------------  ------------  ------------  ------------
Net increase (decrease)
 in cash and cash
 equivalents............       196,000      (702,000)    2,584,000     1,555,000    (1,556,000)
Cash and cash
 equivalents at
 beginning of period....     1,105,000     1,301,000       599,000       599,000     3,183,000
                          ------------  ------------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 period.................  $  1,301,000  $    599,000  $  3,183,000  $  2,154,000  $  1,627,000
                          ============  ============  ============  ============  ============


                            See accompanying notes.

                              ACME HOLDINGS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (THE INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED JUNE 30,
                       1994 AND 1995 IS UNAUDITED)

1. ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying consolidated financial statements include the accounts of Acme Holdings Inc., a Delaware corporation, and its wholly owned subsidiaries (together, "Holdings") Acme Rents, Inc. ("Acme Rents"), Acme Duval Inc. ("Acme Duval") and Acme Dixie Inc. ("Acme Dixie"). All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior years' amounts to conform to the current year presentation.

  Holdings operates in a single industry segment: the rental of equipment through a network of rental center locations in California, Florida, Texas and Louisiana, including sales of equipment, parts, supplies and used rental equipment. The nature of Holdings' business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying balance sheets are presented on an unclassified basis.

 Interim Financial Statements

  The accompanying consolidated balance sheet at June 30, 1995 and the consolidated statements of operations, shareholders' deficit and cash flows for the six-month periods ended June 30, 1994 and 1995 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim period are not necessarily indicative of results for the full year.

 Operations

  During the years ended December 31, 1992, 1993 and 1994, and six months ended June 30, 1994 and June 30, 1995 Holdings had operating income (loss) of $7,781,000, ($4,504,000), $1,121,000, $1,164,000 and $213,000 and net loss of
$1,068,000, $14,057,000, $8,867,000, $3,857,000 and $5,045,000, respectively.
The losses are primarily attributable to the interest expense associated with Holdings' debt level. The results for the year ended December 31, 1994 and six months ended June 30, 1995 include expenses related to discussions with holders of Holdings' 11.75% $78,000,000 Senior Notes due 2000 (the Senior Notes) regarding a possible recapitalization (Note 3). In the fourth quarter of 1993, Holdings implemented a restructuring plan and recorded a charge of $1,887,000 (Note 2).

  Effective March 31, 1992, Holdings sold 3,000,000 shares of newly authorized preferred stock for $3,000,000 cash, and restructured the terms of its financing agreements with its lenders as more fully described in Notes 3 and
4. The restructured agreements reduced the amounts available to borrow, accelerated certain bank principal payments, deferred certain subordinated debt interest payments and modified certain loan terms, conditions and covenants. The restructured agreements were amended in March and April 1993 to defer certain principal and interest payments and extend the term of the revised covenant provisions.

  In June 1993, Holdings issued the Senior Notes (Note 3). Proceeds from this issuance were used to pay off all then existing bank debt, senior subordinated notes payable and junior subordinated notes payable.

  Holdings did not make an interest payment on the Senior Notes in the amount of $4,582,500 which was due December 1, 1994 and another payment due June 1, 1995 for the accrued interest on the Senior Notes since December 1, 1994. The failure to make such payments constitutes an event of default under the terms of the indenture to the Senior Notes (Note 3).

                              ACME HOLDINGS INC.

  Simultaneously with the offering of Senior Notes, Holdings established a revolving credit facility (the New Credit Facility) with Citicorp USA Inc. and other lenders (Citicorp). As of December 31, 1994 and June 30, 1995 Holdings was not in compliance with the interest coverage ratio, fixed charges ratio, leverage ratio, and capital expenditure limits in the covenant provisions contained in the New Credit Facility agreement. In addition, Holdings' failure to make the December 1, 1994 and June 1, 1995 interest payments on the Senior Notes constitute an event of default under the terms of the New Credit Facility. As of June 30, 1995, and July 12, 1995, Citicorp was making discretionary advances to Holdings under the terms of the New Credit Facility without any assurance that it would make such discretionary advances in the future.

  In August 1994, Holdings hired Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as its financial advisor to help Holdings explore alternatives for restructuring the Senior Notes and to identify long term solutions to strengthen Holdings' financial position (Note 3). Also, in August 1994, certain holders of the Senior Notes formed an unofficial committee (the "Unofficial Committee") to evaluate and respond to proposals.

  On April 28, 1995, Holdings reached an agreement in principle with the Unofficial Committee of the holders of the Senior Notes on a financial restructuring of Holdings. On July 11, 1995, Holdings received and accepted the requisite number of votes from holders of the Senior Notes approving the contemplated financial restructuring plan. As part of the plan, on July 13, 1995, Holdings filed a prepackaged joint plan of reorganization involving Holdings and its wholly-owned subsidiaries under Chapter 11 of the Bankruptcy Code ("Chapter 11 Filing"). Simultaneous with the Chapter 11 Filing, the Bankruptcy Court approved and Holdings established a $5,000,000 DIP Facility with Citicorp USA, Inc. The DIP Facility paid off the $1,835,000 outstanding under Holdings' New Credit Facility.

  An order confirming the Plan was entered by the Court on August 24, 1995 and the Plan became effective September 11, 1995 (the "Effective Date"). For each $1,000.00 principal amount of Holdings' 11 3/4% Senior Notes, holders received a total of $525.75 consisting of $497.81 as payment for the Senior Notes and $28.94 as payment for the Releases solicited with the Plan. All of the notes were canceled pursuant to the Plan. The Plan provided that the holders of Holdings' Preferred Stock, Common Stock, warrants and all other options to acquire Holdings' stock and securities claims were not entitled to receive or retain any property under the Plan and were deemed to reject the Plan, which was approved by the Court. All applicable shares were canceled, annulled and extinguished on the Effective Date. The other classes of claims and interests were unimpaired under the Plan. The Plan provided for the payment of 100% of their claims in the ordinary course of business, with the exception of two rejected real estate leases.

  On September 12, 1995, Holdings was merged into a subsidiary of Rental Service Corporation, and the Senior Notes, DIP Facility and certain equipment financing were paid off.

 Revenue Recognition

  Equipment rental revenue is recorded as earned under the operating method. Equipment rentals in the consolidated statements of operations include revenues earned on fuel sales and equipment delivery fees. Revenue from the sale of parts, supplies and equipment are recorded at the time of delivery to or pick-up by the customer.

 Parts and Supplies Inventories

  Parts and supplies inventories consist principally of parts, supplies and small- to medium-sized equipment for sale. All inventories are valued at the lower of cost (first-in, first-out) or market.

                              ACME HOLDINGS INC.

 Depreciation and Amortization

  Rental equipment and operating property and equipment are being depreciated for financial statement purposes primarily using the straight-line method over the following estimated useful lives:

      Rental equipment............................................     3-7 years
      Operating property and equipment............................     3-7 years
      Leasehold improvements...................................... Term of lease

  Rental equipment costing less than $400 is immediately expensed at date of purchase.

 Goodwill

  Goodwill represents the excess of purchase price over fair market value of net assets acquired and is amortized using the straight-line method over the estimated periods to be benefited, ranging from five to thirty years. Included in depreciation and amortization expense for the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1994 and 1995 is $175,000, $167,000, $145,000, $73,000 and $72,000, respectively, of such amortization expense. It is Holdings' policy to account for goodwill and all other intangible assets at the lower of amortized cost or fair value. The carrying value of goodwill is reviewed periodically (at least annually) based on the undiscounted cash flows of the entity over the remaining amortization period. Should this review indicate that goodwill will not be recoverable, Holdings' carrying value of goodwill will be reduced by the estimated short fall of undiscounted cash flows. In addition, management reviews the valuation and amortization of other intangible assets, taking into consideration any events and circumstances which might have diminished fair value.

 Other Assets

  Other assets consist of the following:

                                                 DECEMBER 31
                                            ---------------------
                                               1993       1994    JUNE 30, 1995
                                            ---------- ---------- -------------
                                                                   (UNAUDITED)
Recapitalization and deferred finance
 costs, net of accumulated amortization of
 $277,000, $726,000 and $955,000 in 1993,
 1994 and 1995 respectively................ $2,813,000 $2,364,000  $2,135,000
Noncompetition and consulting agreements,
 net of accumulated amortization of
 $1,951,000 in 1993........................    121,000        --          --
Other, primarily deposits..................    896,000    637,000     547,000
                                            ---------- ----------  ----------
                                            $3,830,000 $3,001,000  $2,682,000
                                            ========== ==========  ==========

  In March 1992 Holdings entered into revised credit agreements (Note 3), and amended the terms of the subordinated notes (the Refinancing). Costs incurred in connection with the Refinancing were being amortized over two years, the estimated benefit period. In June 1993 Holdings issued Senior Notes (Note 3), therefore unamortized costs of $320,000 in connection with the 1992 refinancing were written off in 1993. Noncompetition and consulting agreements are amortized ratably over the terms of the agreements (two to five years). Included in depreciation and amortization expense for the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1994 and 1995 is $919,000, $1,217,000, $574,000, $344,000 and $229,000, respectively, of other assets' amortization expense.

 Statements of Cash Flows

  For purposes of the statements of cash flows, Holdings considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                              ACME HOLDINGS INC.

  Supplemental disclosures of cash flow information:

                                                               SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31            JUNE 30,
                            -------------------------------- --------------------
                               1992       1993       1994       1994       1995
                            ---------- ---------- ---------- ----------- --------
                                                                 (UNAUDITED)
   Cash paid during the
    year for:
     Interest.............. $4,550,000 $9,924,000 $5,240,000 $ 4,876,000 $297,000
     Income taxes..........    160,000    282,000    381,000     324,000   54,000

 Concentration of Credit Risk

  Holdings extends credit to its commercial customers based on evaluations of their financial condition and generally no collateral is required, although in many cases mechanics' liens are filed to protect Holdings' interests. Holdings has diversified its customer base by operating rental center locations in California, Florida, Texas and Louisiana. Customers of the Texas and Louisiana and certain California rental center locations are primarily large petrochemical companies or the maintenance contractors working therein. Holdings maintains adequate reserves for potential credit losses and such losses have been within management's estimates.

2. RESTRUCTURING PLAN

  In the fourth quarter of 1993, Holdings implemented a restructuring plan which focused on critical aspects of its business. As a result, Holdings recorded a charge to operations of $1,887,000. Costs applied against the reserve in the fourth quarter were $466,000, resulting in a reserve balance at December 31, 1993 of $1,421,000. The restructuring charge includes $356,000 of noncash items and $1,531,000 of cash items, of which $112,000 of noncash items and $354,000 of cash items were realized in 1993. The primary components of the restructuring charge are as follows:

      Closure and realignment of rental center locations (includes future lease commitments and the write down to net realizable value of owned locations)....................................  $1,398,000
      Severance or relocation of 19 employees.......................     489,000
                                                                      ----------
                                                                      $1,887,000
                                                                      ==========

  For the year ended December 31, 1994, Holdings applied $1,166,000 of costs against the restructuring reserve of which $866,000 related to cash items and $300,000 related to noncash items. As of December 31, 1994 and June 30, 1995, the restructuring reserve was $255,000 and $195,000 respectively, which related to the incremental costs associated with the sublet of the Hollywood, California location, which is a future cash item.

3. FINANCING AGREEMENTS

  Secured and unsecured debt consists of the following:

                                                  DECEMBER 31
                                            -----------------------  JUNE 30,
                                               1993        1994        1995
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
Bank debt under revolving advances......... $ 1,919,000 $ 1,045,000 $ 1,257,000
Equipment contracts payable................   3,920,000   4,013,000   3,096,000
                                            ----------- ----------- -----------
Senior secured borrowings..................   5,839,000   5,058,000   4,353,000
11.75% senior notes due 2000...............  77,566,000  77,618,000  77,644,000
                                            ----------- ----------- -----------
                                            $83,405,000 $82,676,000 $81,997,000
                                            =========== =========== ===========

                              ACME HOLDINGS INC.

 Bank Debt

  On March 30, 1992, Holdings entered into a revised credit agreement (the 1992 Credit Agreement) with its banks which consisted of $20 million available ($18 million at December 31, 1992) through a revolving line of credit, a $22 million acquisition note and an $8.9 million equipment note; the amounts available decreased over the term of the agreement. Amounts outstanding under the 1992 Credit Agreement bore interest, due monthly, at the bank's prime rate plus 2.25% or LIBOR plus 3.50% (8.25% or 7.5%, effective rate at December 31, 1992), provided that not more than 80% of such amounts outstanding could be at LIBOR plus 3.50%. The bank debt was paid off in June 1993 with proceeds from the issuance of the Senior Notes.

  Simultaneous with the issuance of Senior Notes in June 1993, Holdings established the $10,000,000 New Credit Facility with a financial institution. Holdings may borrow, on a revolving basis, up to the amount of a borrowing base calculated as a percentage of eligible accounts receivable and a percentage of resale inventory. The financial institution has a security interest in all of Holdings' accounts receivable, inventory, and proceeds thereof. The New Credit Facility is available for general corporate purposes, including working capital requirements. Interest is due monthly at a rate of 1.25% over the financial institution's prime rate or 2.50% over the LIBOR rate (9.75% or 9.0%, effective rate at December 31, 1994 and 10.25% or 9.0%, effective rate at June 30, 1995), at Holdings' option. Availability on the revolving facility and principal borrowings outstanding were $5,027,000 and $1,045,000, respectively, at December 31, 1994 and $4,134,000 and $1,257,000,
respectively, at June 30, 1995. Commitment fees on the unused portion of the revolving credit facility at the rate of one-half of 1% per annum, payable in arrears on March 1, June 1, September 1, and December 1, are due commencing September 1, 1993. Principal is due in its entirety on June 2, 1998, unless accelerated prior thereto.

  Up to $1,000,000 of letters of credit may be issued under the New Credit Facility. Outstanding letters of credit totaled $114,000 and $14,000 at December 31, 1994 and June 30, 1995, respectively. Fees at the rate of 2.5% per annum are paid upon issuance of letters of credit.

  Certain financial covenants and other affirmative and negative covenants are required to be maintained as called for by the New Credit Facility agreement. The financial covenants were amended in 1993 and again on March 29, 1994. As of December 31, 1994 and June 30, 1995, Holdings was not in compliance with the interest coverage ratio, fixed charges ratio, leverage ratio and capital expenditure limits of the covenant provisions. Holdings' failure to make the interest payment on the Senior Notes is also an event of default under the terms of its New Credit Facility. As of March 15, 1995, Citicorp acknowledged all the covenant non-compliance and defaults, did not waive such defaults and reserved any and all rights and remedies under or with respect to the New Credit Facility and the Loan Documents (as defined in the credit agreement) resulting from such event of default. Moreover, because the covenants are based on the trailing 12 months' earnings, pursuant to Management's estimates for 1995, Holdings anticipates not being in compliance with covenant provisions of the New Credit Facility at the end of any quarter during 1995. As of June 30, 1995 and July 12, 1995, Citicorp was making discretionary advances under the New Credit Facility without assurance that it would make discretionary advances or issue a waiver or continue to preserve their rights for any future defaults. If Holdings is not able to obtain an advance or a waiver in the future and a default is declared and demand is made for the payment of all amounts outstanding under the New Credit Facility, Holdings does not believe it will be able to satisfy such demand. In this event, Citicorp under the New Credit Facility would also be entitled to exercise their rights and remedies under the related Security Agreement, which include all rights and remedies of a secured party upon default under the New York Uniform Commercial Code.

  There can be no assurance that demand for payment of all amounts outstanding under the New Credit Facility will not be made or how much longer Citicorp will continue to make discretionary advances under the New Credit Facility or that funds will otherwise be available under the New Credit Facility.

                              ACME HOLDINGS INC.

 Subordinated Notes Payable

  In 1990, Holdings issued $25 million in senior subordinated notes to a financial institution for cash, and granted a warrant to purchase 27,778 shares of Holdings' common stock at an exercise price of $146.25 per share (the Original Warrant); the Original Warrant was valued at $500,000. On April 1, 1993, the senior subordinated note agreement was amended to allow Holdings to issue 13.5% senior subordinated interest notes (the Interest Notes) in lieu of its July 15, 1991, January 15, 1992 and July 15, 1992 interest payments.

  In conjunction with amending the senior subordinated note agreement and in exchange for the Original Warrant, Holdings issued to the holder of the senior subordinated notes a warrant to purchase 27,778 shares of Holdings' common stock at an exercise price of $0.10 per share (Replacement Warrant) for the Original Warrant. The exercise price of the Replacement Warrant was based on the estimated fair market value of Holdings' common stock at the date of the amendment as determined by Holdings' Board of Directors. If exercised, the related shares would represent 21% of the outstanding shares of common stock at December 31, 1994. The warrant is fully exercisable, in whole or in part, and expires on January 15, 2000.

  Holdings also had unsecured promissory notes payable, principally to its shareholders, aggregating $2,250,000 at December 31, 1992 bearing simple interest at 10% to 12%. The notes were subordinated to obligations outstanding under the 1992 Credit Agreement with the bank and the amended senior subordinated note agreement. In accordance with a subordination agreement dated as of March 31, 1992, the principal and interest on the junior subordinated notes could not be paid until all obligations outstanding under the 1992 Credit Agreement and the amended senior subordinated note agreement were paid in full.

  All Senior and Junior subordinated notes payable were paid off with proceeds from the issuance of the Senior Notes.

 11.75% Senior Notes Due 2000

  On June 1, 1993, Holdings sold $78,000,000 of 11.75% Senior Notes due 2000 less a discount of $455,000 in a public debt offering. Each of Holdings' wholly owned subsidiaries guarantee the Senior Notes on a full, unconditional, and joint and several basis. The Senior Notes are senior obligations of Holdings and rank pari passu with all unsubordinated indebtedness of Holdings. Proceeds of the Senior Notes were used for the repayment of all bank debt, senior subordinated notes payable, and junior subordinated notes payable outstanding at June 1, 1993. The Senior Notes are redeemable, in whole or in part, at the option of Holdings, at any time on or after June 1, 1996, at certain agreed upon redemption prices. In addition, until June 1, 1996, upon an Initial Public Offering of Holdings' stock, up to 20% of the originally issued aggregate principal amount of Senior Notes may be redeemed at the option of Holdings at a certain agreed upon price. The indenture relating to the Senior Notes (Indenture) contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Holdings and certain of its subsidiaries and imposes limitation on investments, loans, advances, the payment of dividends and the making of certain other payments, the creation of liens, certain transactions with affiliates and certain mergers.

  Interest, at a rate of 11.75%, is due semiannually on June 1 and December 1. The interest payments on the Senior Notes are in the amount of $4,582,500. To date, Holdings has not made the interest payment on the Senior Notes due December 1, 1994 and is in default with the terms of the Senior Notes Indenture. Since an event of default under the Indenture has occurred and is continuing, the holders of at least 25 percent in aggregate principal amount of the outstanding Senior Notes may, by written notice to Holdings and the Trustee under the Indenture, and the Trustee upon the written request of such holders, can declare the principal amount of and accrued interest on all of the outstanding Senior Notes due and payable immediately. If an event of default under the Indenture occurs related to the bankruptcy of Holdings or any Holdings subsidiary of Holdings, then the

                              ACME HOLDINGS INC.

principal of and accrued interest on the Senior Notes shall become immediately due and payable. If the indebtedness under the Senior Notes is accelerated, Holdings would not be able to pay such amounts. In such event, the Trustee is entitled to pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Senior Notes or to enforce the performance of any provision of the Senior Notes or the Indenture. If not accelerated before such date, principal under the Senior Notes, in its entirety, is due June 1, 2000.

 Equipment Contracts Payable

  The equipment contracts bear interest at rates ranging from 7% to 14%, are secured by equipment purchased and are payable in various monthly principal installments.

 Debt Maturities

  The aggregate annual maturities of debt as of December 31, 1994, are as follows:

                                              EQUIPMENT    SENIOR
                                 BANK DEBT(A) CONTRACTS   NOTES(B)      TOTAL
                                 ------------ ---------- ----------- -----------
   1995.........................  $      --   $1,708,000 $       --  $ 1,708,000
   1996.........................         --    1,399,000         --    1,399,000
   1997.........................         --      797,000         --      797,000
   1998.........................   1,045,000     109,000         --    1,154,000
   1999.........................         --          --          --          --
   Thereafter...................         --          --   77,618,000  77,618,000
                                  ----------  ---------- ----------- -----------
                                  $1,045,000  $4,013,000 $77,618,000 $82,676,000
                                  ==========  ========== =========== ===========

- --------
(A) Currently, the New Credit Facility is in default and if the outstanding principal is not accelerated, then the principal in its entirety is due June 2, 1998.

(B) Currently, the Senior Notes are in default and if not accelerated, then the principal in its entirety is due June 1, 2000.

4. SHAREHOLDERS' DEFICIT

  On March 31, 1992, in connection with the 1992 Credit Agreement (Note 3) Holdings issued and sold 3,000,000 shares of Series A preferred stock, par value $1.00, (the Preferred Stock) for $3,000,000 cash. Each share of the Preferred Stock is entitled to .005 (five one-thousandths) of one vote. No dividends may be paid on common stock in any fiscal year unless Holdings has first paid to the Preferred Stock shareholders a dividend of not less than $0.06 per share, which is noncumulative. Any additional dividends declared shall be declared on the common stock only. Upon liquidation, the Preferred Stock carries a liquidation preference of $1.00 per share, plus an amount equal to all declared and unpaid dividends thereon. After the payment or distribution to the Preferred Stock shareholders of the full preferential amounts, the common shareholders are entitled to all remaining assets of Holdings to be distributed. Concurrent with the issuance of the Preferred Stock, Holdings' Board of Directors declared a one-for-ten reverse stock split of Holdings' stock outstanding on such date. The authorized shares of Holdings' common stock was changed to 500,000 shares, $.01 par value.

  Additionally, Holdings entered into a restricted stock agreement with its former Chairman and Chief Executive Officer subjecting 25,005 shares of Holdings' common stock owned by him to forfeiture. The restrictions on 10,002 of such shares were to lapse based on ratable monthly vesting over 36 months. The restrictions on the remaining 15,003 shares were to lapse ratably each year if certain earnings levels were

                              ACME HOLDINGS INC.

achieved for fiscal years 1992, 1993 and 1994. At December 31, 1993, restrictions on 10,839 of the shares had lapsed and 5,001 shares were forfeited and returned to Holdings. As of December 31, 1994, restrictions on 12,507 of the shares had lapsed and 12,498 were forfeited and returned to Holdings. On December 31, 1994, AAC purchased all of the former Chairman's outstanding common and preferred shares in Holdings for a total consideration of $10.

  On December 28, 1993, Holdings entered into a stock purchase agreement with the former President (Management Participant) whereby the Management Participant purchased 5,985 shares of Holdings' authorized but unissued common stock at $.01 per share. One-half of the shares are referred to as Employment Stock and the remaining one-half of the shares are referred to as Eligible Time Accelerated Stock (ETA Stock). The shares of common stock subject to this agreement are held in escrow until such time as the shares vest. The Employment Stock vests at the rate of 25% on December 31, 1993, 1994, 1995 and 1996. The ETA Stock vests at the rate of 25% on December 31, 1993, 1997, 1998 and 1999, however, the vesting may be accelerated if Holdings achieves certain performance targets, as determined by Holdings' Board of Directors. As of December 31, 1994, 1,496 shares of Employment Stock and 748 shares of ETA Stock had vested.

5. EMPLOYEE BENEFIT PLANS

  Holdings has a Section 401(k) employees savings plan (the Savings Plan) covering substantially all full-time employees upon completion of at least 500 hours of service and six-months of continuous employment. The Savings Plan is a defined contribution plan and provides for Holdings to make discretionary contributions as deemed appropriate by the Savings Plan administrative committee. No contributions were made by Holdings to the Savings Plan during the years ended December 31, 1992, 1993 or 1994 or the six months ended June 30, 1995.

  Holdings also has a group medical and dental insurance plan (the Health
Plan) covering substantially all full time employees (and their eligible dependents) as defined, who have completed a minimum of three months of continuous service (12 months of service to qualify for dental benefits). Holdings is insured for individual and aggregate claims in excess of defined stop-loss limits and has provided reserves for amounts it believes are sufficient to cover claims which have been incurred but not reported as of December 31, 1994 and June 30, 1995.

6. COMMITMENTS

 Obligations Under Capital Leases

  Holdings has entered into capital lease obligations in connection with acquiring certain rental equipment with aggregate costs and accumulated amortization of $1,463,000 and $230,000 at December 31, 1993, and $1,553,000
and $355,000 at December 31, 1994, respectively. Future minimum lease payments under the capital leases and the present value of the minimum lease payments as of December 31, 1994 are as follows:

      1995............................................................ $482,000
      1996............................................................  251,000
      1997............................................................   23,000
      1998............................................................    7,000
      1999............................................................      --
      Thereafter......................................................      --
                                                                       --------
      Total minimum future lease payments.............................  763,000
      Less amount representing interest...............................   73,000
                                                                       --------
      Present value of net minimum future lease payments.............. $690,000
                                                                       ========

                              ACME HOLDINGS INC.

 Obligations Under Operating Leases

  At December 31, 1994, Holdings had minimum annual lease commitments for property and equipment under noncancelable operating leases as follows:

      1995.......................................................... $ 3,686,000
      1996..........................................................   2,997,000
      1997..........................................................   2,045,000
      1998..........................................................   1,141,000
      1999..........................................................     948,000
      Thereafter....................................................   2,649,000
                                                                     -----------
                                                                     $13,466,000
                                                                     ===========

  The property leases require Holdings to pay certain property taxes and insurance costs. Certain of the real property leases provide for escalation of future rental payments based upon increases in the consumer price index. Rental expense under all operating leases totaled $3,631,000, $4,022,000, $4,380,000, $2,224,000 and $2,110,000 for the years ended December 31, 1992,
1993, 1994, and six months ended June 30, 1994 and 1995, respectively.

  Holdings leases all or a portion of one of its California locations from a partnership that is comprised of certain present and former shareholders and directors of Holdings and leases property which is part of a second California location from certain present and former shareholders and directors of Holdings. The corporate offices in California are leased from a former officer and director of Holdings. Two locations in Louisiana are leased from a former officer of Acme Dixie. The leases require monthly lease payments aggregating approximately $43,000. Total rent expense attributable to these leases and included in operations was $421,000, $532,000 and $533,000 for the years ended December 31, 1992, 1993 and 1994, respectively and $231,000 and $231,000 for the six months ended June 30, 1994 and 1995, respectively.

 Purchase Commitments

  As of December 31, 1994 and June 30, 1995, Holdings had commitments to purchase equipment of approximately $2,395,000 and $1,977,000, respectively.

 Noncompetition Agreements

  Holdings in the past has entered into noncompetition and/or consulting agreements with the former owners of certain businesses it has acquired, some of which require cash payments in future periods. The agreements are for terms of two to five years and prohibit the former owners from competing with Holdings in the business of renting equipment in certain California, Texas and Louisiana counties. The present values of these future cash payments have been capitalized and included in other assets (Note 1) with the corresponding liabilities included in other accrued expenses in the accompanying balance sheets.

  Any breach of the agreements by the former owners terminates Holdings' obligations. Amounts charged to expense, including amortization expense on capitalized costs, were approximately $546,000, $376,000, $121,000, $121,000 and $0, for the years ended December 31, 1992, 1993 and 1994, and the six months ended June 30, 1994 and 1995, respectively.

7. RELATED PARTY TRANSACTIONS

  In July 1992, Holdings entered into a five-year management agreement (Management Agreement) with a company owned by certain shareholders of Holdings (AAC) that is acquiring equipment rental businesses. Under

                              ACME HOLDINGS INC.

the Management Agreement, Holdings locates potential acquisition opportunities, provides administrative assistance in connection with acquisitions and manages, supervises and provides administrative and accounting support for the operation of AAC's rental locations. Pursuant to the Management Agreement, Holdings has agreed, until April 1, 1995, to make available first to such company any opportunities which come to its attention for acquiring additional rental locations. During 1992, 1993 and 1994, Holdings assisted AAC in making six acquisitions. AAC reimburses Holdings for any costs incurred by Holdings to acquire the companies. Additionally, AAC pays Holdings a management fee based on a percentage of the acquisition cost for each acquisition and the performance of the companies acquired. As of December 31, 1993, the miscellaneous receivable and the management fee receivable were $45,000 and $146,000, respectively and as of December 31, 1994, the net miscellaneous payable and the management fee receivable were $117,000 and $255,000, respectively, and as of June 30, 1995, the net miscellaneous payable and the management fee receivable were $82,000 and $381,000, respectively. As a result of the chairman's resignation in June 1994, AAC at its discretion may terminate the Management Agreement between AAC and Holdings. AAC has not notified Holdings as to its intentions with respect to the termination or continuation of the Management Agreement. Total management fee revenue, included as a reduction in general and administrative expense, was $162,000, $1,082,000, $1,496,000, $718,000 and $524,000, for the
years ended December 31, 1992, 1993 and 1994, and the six months ended June 30, 1994 and 1995, respectively.

  In addition, Holdings and AAC have agreed to rerent equipment to each other in the event the other party does not have sufficient rental equipment at a given rental center location to meet a customer's requirements. The party making such equipment available receives 70% of the gross rental receipts received by the other party related to such rerental. For the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1994 and 1995, rerent revenue received by Holdings from AAC was $13,000, $151,000, $39,000, $6,000 and $16,000, respectively, and rerent expense paid by Holdings to AAC was $37,000, $111,000, $230,000, $62,000 and $35,000, respectively.

  Holdings also leases certain facilities owned by certain of Holdings' present and former officers, directors and shareholders (Note 6).

8. STOCK OPTION PLAN

  In May 1990, Holdings' Board of Directors approved the Acme Holdings Inc. 1990 Stock Option Plan which authorizes the granting of options to various directors, officers, employees and outside consultants to purchase, within a period of 10 years from date of grant, up to 7,310 shares of common stock at an exercise price to be determined at the time of grant by Holdings' Board of Directors. The exercise price shall be not less than fair market value on the date of grant for incentive stock options (ISOs), and not less than 85% of the fair market value on the date of grant for nonstatutory stock options (NSOs). Any otherwise eligible participant who owns more than 10% of the total combined voting power of all classes of outstanding stock of Holdings is not eligible to receive options under the plan unless the exercise price is at least 110% of the fair market value of such shares on the date of grant and the options are exercisable for a term of only five years from the date of grant. Options vest in such increments as determined by Holdings' Board of Directors.

  ISOs to purchase 3,290 shares of common stock at $.10 per share were granted in March 1992 to replace previously issued and canceled options. In January 1993, 1,097 ISOs to purchase shares of common stock at $2.69 per share were granted. Such ISOs become exercisable at various dates commencing July 1993. ISOs covering 1,097 shares are exercisable at December 31, 1994. On March 31, 1992, NSOs to purchase 365 shares of common stock at $27.00 per share were granted to replace previously issued and canceled options; such exercise price was based upon isolated negotiations with a single option holder and bore no relationship to the fair market value of the common stock. The NSOs were fully exercisable at date of grant. No options were granted during 1994.

                              ACME HOLDINGS INC.

9. INCOME TAXES

  Effective January 1, 1993, Holdings changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement No. 109). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  As permitted under Statement No. 109, Holdings has elected not to restate the financial statements of any prior years. There was no effect from this change on net income for the year ended December 31, 1993 or on the deferred tax balance at December 31, 1992.

  The provision (benefit) for income taxes is comprised of the following:

                                                      1992     1993      1994
                                                    -------- --------  --------
      Current:
        Federal.................................... $    --  $    --   $    --
        State......................................  400,000  300,000   111,000
                                                    -------- --------  --------
                                                     400,000  300,000   111,000
      Deferred:
        Federal....................................      --       --        --
        State......................................   27,000  (26,000)  (50,000)
                                                    -------- --------  --------
                                                      27,000  (26,000)  (50,000)
                                                    -------- --------  --------
                                                    $427,000 $274,000  $ 61,000
                                                    ======== ========  ========

  In 1994, deferred income taxes reflect the tax effects of temporary differences between the value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Holdings' net deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31
                                                     -------------------------
                                                        1993          1994
                                                     -----------  ------------
Deferred tax assets:
  Net operating loss carryforwards.................. $ 8,614,000  $ 11,899,000
  Alternative minimum tax credit....................     754,000       754,000
  Allowance for doubtful accounts...................     384,000       501,000
  Accrued health & general insurance................   1,298,000     1,257,000
  State taxes, net..................................     297,000       123,000
  Other accruals....................................   1,733,000     1,183,000
                                                     -----------  ------------
  Total deferred tax assets.........................  13,080,000    15,717,000
  Valuation allowance for deferred tax assets.......  (7,396,000)  (11,596,000)
                                                     -----------  ------------
Net deferred tax assets.............................   5,684,000     4,121,000
Deferred tax liabilities:
  Depreciation, tax over book.......................  (5,904,000)   (4,146,000)
  Other accruals....................................    (205,000)     (350,000)
                                                     -----------  ------------
Total deferred tax liabilities......................  (6,109,000)   (4,496,000)
                                                     -----------  ------------
Net deferred tax liabilities........................ $  (425,000) $   (375,000)
                                                     ===========  ============

                              ACME HOLDINGS INC.

  A reconciliation between the provision for income taxes computed by applying the federal statutory tax rate to loss before taxes for the years ended December 31 is as follows:

                                                 YEAR ENDED DECEMBER 31
                                            -----------------------------------
                                              1992        1993         1994
                                            ---------  -----------  -----------
Federal tax benefit at statutory rate...... $(218,000) $(4,686,000) $(2,994,000)
Losses without benefit.....................   218,000    4,686,000    2,994,000
State taxes................................   427,000      274,000       61,000
                                            ---------  -----------  -----------
                                            $ 427,000  $   274,000  $    61,000
                                            =========  ===========  ===========

  At December 31, 1994, Holdings has approximately $29,300,000 of net operating loss carryforwards for federal income tax purposes that expire $9,500,000 in 2005, $6,000,000 in 2006, $1,700,000 in 2007 and $6,800,000 in
2008 and $5,300,000 in 2009. In addition, Holdings has net operating loss carryforwards for California income tax purposes of approximately $17,800,000 which are available to offset taxable income starting in 1993 and expire $4,300,000 in 1996, $5,800,000 in 1997, $3,900,0000 in 1998 and $3,800,000 in
1999. The ultimate realization of the benefit of these loss carryforwards is dependent on Holdings achieving proper levels of operating profits in the future.

  Holdings also has alternative minimum tax credit carryovers of approximately $590,000 for federal income tax purposes and $164,000 for California income tax purposes which are available to offset future regular income tax that is in excess of the alternative minimum tax in such year. The credits carry over indefinitely.

  Pursuant to the Tax Reform Act of 1986, use of Holdings' net operating loss carryforwards and other tax attributes may be substantially limited if a cumulative change in ownership of more than 50% occurs within any three year period. As of December 31, 1994, a cumulative change of more than 50% occurred which could significantly impact the future benefit of the federal and state net operating loss carryforwards under Internal Revenue Service Code Section 382.

10. SUBSEQUENT EVENT

  Holdings has decided to relocate its corporate office to Scottsdale, Arizona during the second and third quarters of 1995.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Rental Service Corporation

  We have audited the accompanying balance sheet of Equipment Rental & Supply, Inc. (ERS) as of December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of ERS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ERS as of December 31, 1995 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Phoenix, Arizona
May 15, 1996

                        EQUIPMENT RENTAL & SUPPLY, INC.

                               BALANCE SHEET

                             DECEMBER 31, 1995

                               ASSETS
Cash................................................................  $  392,000
Accounts receivable, net of allowance for doubtful accounts of
 $24,000............................................................     286,000
Other receivables and prepaid expenses..............................       5,000
Parts and supplies inventories, net of reserve for obsolescence of
 $32,000............................................................     573,000
Rental equipment, principally machinery, at cost, net of accumulated
 depreciation of $1,480,000.........................................   1,024,000
Operating property and equipment, at cost, net......................     367,000
Other assets, principally cash surrender value of officer life
 insurance, net of related loans....................................     440,000
                                                                      ----------
                                                                      $3,087,000
                                                                      ==========
                LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable....................................................  $  217,000
Payroll and other accrued expenses..................................      60,000
Income taxes payable................................................     203,000
Deferred taxes......................................................      23,000
Note payable to stockholder.........................................     100,000
Notes and contracts payable.........................................     348,000
                                                                      ----------
Total liabilities                                                        951,000
Commitments
Stockholders' Equity:
 Common stock, $100 par value
  Authorized shares--200
  Issued and outstanding shares--100................................      10,000
 Retained earnings..................................................   2,126,000
                                                                      ----------
Total stockholders' equity..........................................   2,136,000
                                                                      ----------
                                                                      $3,087,000
                                                                      ==========


                            See accompanying notes.

                        EQUIPMENT RENTAL & SUPPLY, INC.

                          STATEMENT OF OPERATIONS

                       YEAR ENDED DECEMBER 31, 1995


Revenues:
 Equipment rentals................................................... $1,255,000
 Sales of parts, supplies and used equipment.........................  2,270,000
                                                                      ----------
Total revenues.......................................................  3,525,000
Cost of revenues:
 Cost of equipment rentals, net of equipment rental depreciation.....    771,000
 Depreciation, equipment rentals.....................................    350,000
 Cost of sales of parts, supplies and used equipment.................  1,574,000
                                                                      ----------
Total cost of revenues...............................................  2,695,000
                                                                      ----------
Gross profit.........................................................    830,000
Selling, general and administrative expense..........................    277,000
Depreciation and amortization, nonrental.............................     58,000
                                                                      ----------
Operating income.....................................................    495,000
Interest expense, net................................................     24,000
                                                                      ----------
Income before income taxes...........................................    471,000
Provision for income taxes...........................................    200,000
                                                                      ----------
Net income........................................................... $  271,000
                                                                      ==========


                            See accompanying notes.

                        EQUIPMENT RENTAL & SUPPLY, INC.

                     STATEMENT OF STOCKHOLDERS' EQUITY

                                           COMMON STOCK
                                          --------------  RETAINED
                                          SHARES AMOUNT   EARNING      TOTAL
                                          ------ ------- ---------- -----------
Balance at December 31, 1994.............  100   $10,000 $1,855,000 $ 1,865,000
Net income...............................  --        --     271,000     271,000
                                           ---   ------- ---------- -----------
Balance at December 31, 1995.............  100   $10,000 $2,126,000 $ 2,136,000
                                           ===   ======= ========== ===========



                            See accompanying notes.

                        EQUIPMENT RENTAL & SUPPLY, INC.

                          STATEMENT OF CASH FLOWS

                       YEAR ENDED DECEMBER 31, 1995

OPERATING ACTIVITIES
Net income......................................................... $ 271,000
Adjustments to reconcile net income to net cash provided (used) by operating activities:
 Depreciation......................................................   408,000
 Provision for losses on accounts receivable.......................    20,000
 Write-off of uncollectible accounts receivable....................   (23,000)
 Gain on sale of rental equipment..................................   (25,000)
 Provision for obsolete inventory..................................    29,000
 Changes in operating assets and liabilities:
  Accounts receivable..............................................    38,000
  Other receivables and prepaid expenses...........................     1,000
  Parts and supplies inventories...................................  (147,000)
  Other assets.....................................................   (27,000)
  Accounts payable.................................................   (83,000)
  Payroll and other accrued expenses...............................     5,000
  Income taxes payable.............................................    58,000
  Deferred taxes, net..............................................    (3,000)
                                                                    ---------
Net cash provided (used) by operating activities...................   522,000
INVESTING ACTIVITIES
Proceeds from the sale of used equipment...........................    36,000
Cash purchases of rental equipment and operating property and equipment.........................................................  (756,000)
                                                                    ---------
Net cash used for investing activities.............................  (720,000)
FINANCING ACTIVITIES
Proceeds from notes and contracts payable..........................   735,000
Principal repayments of notes and contracts payable................  (356,000)
                                                                    ---------
Net cash provided (used) by financing activities...................   379,000
                                                                    ---------
Net increase (decrease) in cash....................................   181,000
Cash at beginning of year..........................................   211,000
                                                                    ---------
Cash at end of year................................................ $ 392,000
                                                                    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest............................................. $  28,000
Cash paid for income taxes......................................... $ 146,000

                            See accompanying notes.

                        EQUIPMENT RENTAL & SUPPLY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1995


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  Equipment Rental & Supply, Inc. (ERS) rents construction and other equipment and sells supplies and equipment in eastern South Carolina and northwestern North Carolina. ERS grants credit to customers, substantially all of whom are in the construction industry.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Equipment rental revenue is recorded as earned under the operating method. Equipment rentals in the statements of operations includes revenues earned on equipment rentals and rental equipment delivery fees. Revenue from the sale of parts, supplies and equipment are recorded at the time of delivery to or pick-up by the customer.

 Credit Policy

  ERS extends credit to its commercial customers based on evaluations of their financial condition and generally no collateral is required, although in many cases mechanics liens are filed to protect ERSs interests. ERS maintains reserves it believes adequate for potential credit losses.

 Parts and Supplies Inventories

  Parts and supplies inventories consist principally of parts, commodity type supplies and small- to medium-sized equipment for sale. All inventories are valued at the lower of cost (first-in, first-out) or market.

 Depreciation and Amortization

  Rental equipment and operating property and equipment are being depreciated using the straight-line method over the following estimated useful lives:

     Rental equipment................................................    5 years
     Operating property and equipment................................ 5-39 years

  All rental equipment is capitalized at date of purchase. Rental equipment is depreciated to 10% of cost.

 Income Taxes

  ERS utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefits in the future.

                        EQUIPMENT RENTAL & SUPPLY, INC.

 Advertising Expense

  Advertising costs are expensed as incurred. Advertising expense was $17,000 for the year ended December 31, 1995.

 Impact of Recently Issued Accounting Standards

  In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. ERS has adopted Statement No. 121 in the first quarter of 1996 and, based on current circumstances, the effect of adoption was not material.

 Concentrations of credit risk

  Financial instruments that potentially subject ERS to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

  ERS maintains cash with various financial institutions. Concentrations of credit risk with respect to trade account receivable are limited due to the large number of customers.

 Fair values of Financial Instruments

  The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because the underlying instruments are at interest rates which approximate current market rates.


2. OPERATING PROPERTY AND EQUIPMENT

  Operating property and equipment consist of the following:

     Vehicles......................................................... $164,000
     Furniture, fixtures and computer equipment.......................  106,000
     Land and building................................................  444,000
                                                                       --------
         Total........................................................  714,000
     Less accumulated depreciation and amortization...................  347,000
                                                                       --------
                                                                       $367,000
                                                                       ========

3. NOTES AND CONTRACTS PAYABLE

  Notes and contracts payable consist of the following:

     Notes payable to bank, interest at 8.75%-9.75%, secured by rental equipment, due in monthly installments of $22,000, including interest........................................................  $302,000
     Installment purchase contract, noninterest bearing, secured by
      rental equipment................................................    46,000
                                                                        --------
                                                                        $348,000
                                                                        ========

                        EQUIPMENT RENTAL & SUPPLY, INC.

  The aggregate annual maturities of notes and contracts payable as of December 31, 1995 are as follows:

     1996.............................................................. $191,000
     1997..............................................................   48,000
     1998..............................................................   52,000
     1999..............................................................   57,000
                                                                        --------
                                                                        $348,000
                                                                        ========

4. RELATED PARTIES

  ERS sold supplies and services to various entities that are controlled by several of ERS's officers. During the year ended December 31, 1995, the total amount of sales were $144,000.

  ERS leases, on a month-to-month basis, land and a building to an entity in which various corporate officers have ownership interests. During the year ended December 31, 1995, ERS received rental income of $9,000 from this related entity.

  During the year ended December 31, 1995, ERS repaid a $50,000 loan from a stockholder. ERS paid interest of $6,000 during 1995 on this loan.

  At December 31, 1995, ERS had $12,000 due from related parties (included in accounts receivable in the accompanying balance sheet).

  ERS has a non-interest bearing note of $100,000 from a stockholder at December 31, 1995.

5. INCOME TAXES

  The components of the provision for income taxes for the year ended December 31, 1995, were as follows:

     Current......................................................... $ 203,000
     Deferred........................................................    (3,000)
                                                                      ---------
                                                                      $ 200,000
                                                                      =========

  Income tax expense differs from the amount computed by applying the statutory federal income tax by the income before income taxes for the year ended December 31, 1995, due to the following:

     Income tax expense at statutory rate............................ $ 160,000
     Nondeductible expenses..........................................    12,000
     State taxes, net of federal benefit.............................    28,000
                                                                      ---------
                                                                      $ 200,000
                                                                      =========

  Deferred tax assets and liabilities as of December 31, 1995, are comprised of the following temporary differences:

     Deferred tax liabilities:
      Accelerated depreciation....................................... $(46,000)
     Deferred tax assets:
      Nondeductible reserves.........................................   23,000
                                                                      --------
     Net deferred tax liabilities.................................... $(23,000)
                                                                      ========

6. SUBSEQUENT EVENTS

  In April 1996, ERS agreed to sell substantially all of its assets and transfer certain liabilities to Rental Service Corporation for approximately $2,650,000, of which $2,177,000 was in cash with the remainder to be paid over 3 years.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Rental Service Corporation

  We have audited the accompanying statement of operations of Rental Service Company for the year ended May 31, 1993. This statement of operations is the responsibility of Rental Service Company's management. Our responsibility is to express an opinion on this statement of operations based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of operations is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of operations. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of operations presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the statement of operations referred to above presents fairly, in all material respects, the results of operations of Rental Service Company for the year ended May 31, 1993, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Phoenix, Arizona
May 14, 1996

                             RENTAL SERVICE COMPANY

                            STATEMENT OF OPERATIONS

                          YEAR ENDED MAY 31, 1993

Revenues:
 Equipment rentals.................................................. $5,015,000
 Sales of parts, supplies and equipment.............................  3,194,000
                                                                     ----------
Total revenues......................................................  8,209,000
Costs of revenues:
 Cost of equipment rentals, net of equipment rental depreciation....  2,999,000
 Depreciation, equipment rentals....................................  1,052,000
 Cost of sales of parts, supplies and equipment.....................  2,084,000
                                                                     ----------
Total cost of revenues..............................................  6,135,000
                                                                     ----------
Gross profit........................................................  2,074,000
Selling, general and administrative expense.........................  1,532,000
Depreciation, nonrental.............................................    301,000
Amortization........................................................     36,000
Write-off of uncollectible receivables..............................    515,000
Rent paid to related parties........................................    244,000
                                                                     ----------
Operating loss......................................................   (554,000)
Interest expense, net...............................................    235,000
                                                                     ----------
Net loss............................................................ $ (789,000)
                                                                     ==========


                            See accompanying notes.

                            RENTAL SERVICE COMPANY

                       NOTES TO STATEMENT OF OPERATIONS

                            YEAR ENDED MAY 31, 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  Rental Service Company rents and sells construction equipment and party supplies in the state of Georgia. Rental Service Company grants credit to customers, substantially all of whom are in the Georgia construction industry.

  The preparation of the statement of operations in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of operations and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Equipment rental revenue is recorded as earned under the operating method. Equipment rentals in the statement of operations includes revenue earned on equipment rentals and rental equipment delivery fees. Revenue from the sale of parts, supplies and equipment are recorded at the time of delivery to or pick-up by the customer.

 Parts and Supplies Inventory

  Parts and supplies inventories consist principally of parts, commodity type supplies and small-to-medium-sized equipment for sale. Inventories are valued at the lower of cost (first-in, first-out) or market.

 Depreciation and Amortization

  Property and rental equipment are carried at cost. Depreciation, including assets under capital leases, is provided using both straight-line and accelerated methods over the estimated useful lives of the assets which are as follows:

      Automotive....................................................     5 years
      Leasehold improvements........................................  31.5 years
      Office furnishings............................................ 5 - 7 years
      Rental equipment.............................................. 5 - 7 years

 Covenants Not to Compete

  Covenants not to compete are recorded at cost and are amortized using the straight-line method over their term, usually one to three years.

 Compensated Absences

  Rental Service Company has compensated absences as of May 31, 1993 which have not been accrued because the amount cannot be reasonably estimated.

 Advertising Expense

  The cost of advertising is expensed as incurred. Rental Service Company incurred $42,000 in advertising costs for the year ended May 31, 1993.

                            RENTAL SERVICE COMPANY

2. RELATED PARTY TRANSACTIONS

  The rent on land and buildings is paid to certain stockholders of Rental Service Company. The total rent paid in 1993 was $244,000.

3. PROFIT SHARING PLAN

  Rental Service Company established a profit sharing plan on June 1, 1977. Rental Service Company makes discretionary contributions to the Plan. Each employee who performs services for Rental Service Company is an eligible participant upon one year of service. No contributions were made during the year.

4. INCOME TAXES

  As a result of Rental Service Company's net loss, the accompanying statement of operations does not include any provision for income taxes. Rental Service Company had a net operating loss carryforward of approximately $99,000 at May 31, 1993 which expires in 2008. The Company has recorded a valuation allowance of $99,000 related in the deferred tax asset.

5. SUBSEQUENT EVENTS

  Subsequent to the date of the statement of operations, Rental Service Company sold its inventory, receivables, rental equipment and other selected assets to Rental Services Corporation for approximately $7,000,000.

                      REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Rental Service Corporation

  We have audited the accompanying statement of operations of Wilson Equipment Co., Inc. (Wilson), for the period from January 1, 1993 through June 28, 1993. This statement of operations is the responsibility of Wilson's management. Our responsibility is to express an opinion on this statement of operations based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the statement of operations referred to above presents fairly, in all material respects, the results of the operations of Wilson Equipment Co., Inc., for the period from January 1, 1993 through June 28, 1993, in conformity with generally accepted accounting principles.

                                               /s/ ERNST & YOUNG LLP

Phoenix, Arizona

July 11, 1996

                        WILSON EQUIPMENT CO., INC.

                          STATEMENT OF OPERATIONS

               PERIOD FROM JANUARY 1, 1993 TO JUNE 28, 1993

Revenues:
  Equipment rentals................................................. $  593,000
  Sales of parts, supplies and equipment............................  1,313,000
                                                                     ----------
Total revenues......................................................  1,906,000
Cost of revenues:
  Cost of equipment rentals, net of equipment rental depreciation...    551,000
  Depreciation, equipment rentals...................................    155,000
  Cost of sales of parts, supplies and equipment....................  1,089,000
                                                                     ----------
Total cost of revenues..............................................  1,795,000
Gross profit........................................................    111,000
Selling, general and administrative expense.........................     99,000
Depreciation, nonrental.............................................     24,000
                                                                     ----------
Operating loss......................................................    (12,000)
Interest expense, net...............................................     49,000
                                                                     ----------
Net loss............................................................ $  (61,000)
                                                                     ==========

                          See accompanying notes.

                        WILSON EQUIPMENT CO., INC.

                     NOTES TO STATEMENT OF OPERATIONS

               PERIOD FROM JANUARY 1, 1993 TO JUNE 28, 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  Wilson Equipment Co., Inc. (Wilson) rents construction and other equipment and sells certain other equipment and supplies in the State of Alabama. Wilson grants credit to customers, substantially all of whom are in the construction industry.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Equipment rental revenue is recorded as earned under the operating method. Equipment rentals in the statement of operations includes revenue earned on equipment rentals and rental equipment delivery fees. Revenue from the sale of parts and supplies and equipment are recorded at the time of delivery to or pick-up by the customer.

 Parts and Supplies Inventory

  Parts and supplies inventories consist principally of parts, commodity type supplies and small-to-medium-sized equipment for sale. All inventories are valued at the lower of cost (first-in, first-out) or market.

 Depreciation and Amortization

  Property and rental equipment is carried at cost. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of the assets which are as follows:

        Automotive................................... 3-5 years
        Leasehold improvements....................... 3-5 years
        Office furnishings........................... 5-7 years
        Rental equipment............................. 5-7 years

 Advertising Costs

  The cost of advertising is expensed as incurred. Wilson incurred $4,000 in advertising costs for the period from January 1, 1993 to June 28, 1993.

 Income Taxes

  Wilson's shareholders elected S Corporation status in 1987. In lieu of Corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of Wilson's taxable income.

2. RELATED PARTY TRANSACTIONS

  Wilson rents its building from a shareholder. The total rent paid for the period from January 1, 1993 to June 28, 1993 was $12,500.

3. SUBSEQUENT EVENT

  Wilson sold its inventory, receivables, rental development and other selected assets to Rental Service Corporation for $2,741,000 in cash on June 28, 1993.

                                              [Photo of employee using the
                                             Company's advanced information
                                            systems to assist customer]

The Company's information systems
track each individual rental asset
and automatically schedule
preventative maintenance. As a
result, the Company is able to
enhance the reliability and extend
the useful life of its rental
equipment fleet.

                                          Every rental location has on-line
                                          access to centralized systems which
                                          provide real-time transaction
                                          processing, extensive fleet
                                          management tools and daily financial
                                          management reports. These systems
                                          also allow an employee at any
                                          location to identify and reserve a
                                          specific piece of equipment anywhere
                                          in a region and schedule delivery to
                                          a customer's job site.

   [Photo of employee delivering
      rental equipment]

Depending upon market needs, RSC
offers value- added services to
its customers such as radio-
dispatched transportation fleet
and 24 hours-a-day, seven days-a-
week support services, including
on- site maintenance and repair.

                                          [Photo of employee performing rental
                                               equipment maintenance]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Summary Consolidated Financial Information and Operating Data.............    5
Risk Factors..............................................................    7
Background of the Company.................................................   12
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Capitalization............................................................   14
Dilution..................................................................   15
Unaudited Pro Forma Consolidated Financial Information....................   16
Selected Consolidated Financial Information and Operating Data............   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   25
Business..................................................................   36
Management................................................................   43
Principal and Selling Stockholders........................................   50
Certain Relationships and Related Transactions............................   52
Description of Capital Stock..............................................   53
Shares Available for Future Sale..........................................   56
Underwriting..............................................................   58
Legal Matters.............................................................   59
Experts...................................................................   59
Additional Information....................................................   59
Index to Financial Statements.............................................  F-1

                             ---------------------

  UNTIL        , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             5,000,000 SHARES

                  [LOGO OF RENTAL SERVICE CORP APPEARS HERE]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                                         , 1996

                               ----------------

                            WILLIAM BLAIR & COMPANY

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all costs and expenses, other than the underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereby. All the amounts shown are estimates, except for the Commission Registration Fee and NASD Filing Fee.

      Commission Registration Fee...................................... $24,138
      NASD Filing Fee..................................................     --
      Nasdaq National Market Listing Fees..............................     --
      Accounting Fees and Expenses.....................................     --
      Legal Fees and Expenses (other than Blue Sky)....................     --
      Blue Sky Fees and Expenses.......................................     --
      Printing and Engraving Expenses..................................     --
      Transfer Agent Fees and Expenses.................................     --
      Miscellaneous Expenses...........................................     --
                                                                        -------
        Total..........................................................     --
                                                                        =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law") gives Delaware corporations broad powers to indemnify their present and former directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and permits a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

  As permitted by Section 145 of the Delaware Corporation Law, Article VI of the Bylaws of the Company provides for the indemnification by the Company of its directors, officers, employees and agents against liabilities and expenses incurred in connection with actions, suits or proceeds brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents.

  Article Twelfth of the Company's Certificate of Incorporation, which is incorporated by reference in this Registration Statement, provides that to the fullest extent permitted by the Delaware Corporation Law as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

  The Company has entered into, or intends to enter into, agreements to indemnify its directors and executive officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements, among other things, will indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company to the fullest extent permitted by applicable law.

  Policies of insurance may be obtained and maintained by the Company under which its directors and officers will be insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following table and text specifies securities sold by the Registrant within the last three years and not registered under the Securities Act of 1933, the date of each sale, the title and amount of securities sold, and the nature and aggregate amount of consideration received by the issuer in connection with each sale.

                                              NUMBER OF
  DATE                TITLE OF SECURITIES     SHARES(1)          PURCHASER           CONSIDERATION
  ----                -------------------     ---------          ---------           -------------
June 29, 1993(2)   Common Stock                 82,927  Brentwood RSC Partners, L.P. $    82,927.00
June 29, 1993(2)   Redeemable Preferred Stock  233,836  Brentwood RSC Partners, L.P.  23,386,000.00
June 29, 1993(2)   Common Stock                  2,073  Thomas R. Lamia                    2,073.00
June 29, 1993(2)   Redeemable Preferred Stock    5,844  Thomas R. Lamia                   58,440.00
June 29, 1993(2)   Common Stock                  1,818  Heller Financial, Inc.             1,818.00
June 29, 1993(2)   Redeemable Preferred Stock    5,125  Heller Financial, Inc.            51,250.00
December 28, 1993  Common Stock                  1,383  John F. Jastrem                       13.83
July 25, 1995      Common Stock                  4,741  Martin R. Reid                        47.41
July 25, 1995      Common Stock                  1,210  Douglas A. Waugaman                   12.10
October 9, 1995    Common Stock                    242  Douglas A. Waugaman                    2.42

- --------

(1) Does not reflect 57 for 1 stock split effective      , 1996.

(2) Securities acquired pursuant to a Stock Purchase Agreement, which gave the security holders the right to acquire shares over time and as such, acquisitions occurred at various times from June 29, 1993 through April, 1994. The consideration for these shares consisted of stock of another entity and cash.

  Since July 25, 1995, the Registrant has sold and issued the following securities which were not registered under the Securities Act:

    a. Pursuant to the Preferred Stock and Common Stock Purchase Agreement dated as of January 4, 1996 by and between UST Private Equity Investors Fund, Inc. and the Registrant, the Registrant sold and issued: (1) 10,000 shares of the Redeemable Preferred Stock at a cash purchase price of $100 per share, or $1,000,000 in the aggregate and (2) 3,160 shares of the Common Stock at a cash purchase price of $316.44 per share, or $1,000,000 in the aggregate.

    b. Pursuant to the Preferred Stock and Common Stock Purchase Agreement dated as of January 4, 1996 by and among the purchasers listed on Schedule I thereto and the Registrant, the Registrant sold and issued: (1) 15,000 shares of the Redeemable Preferred Stock at a cash purchase price of $100 per share, or $1,500,000 in the aggregate and (2) 4,740 shares of the Common Stock at a cash purchase price of $316.44 per share, or $1,500,000 in the aggregate.

    c. Pursuant to the Preferred Stock and Common Stock Purchase Agreement dated as of January 4, 1996 by and among Nassau Capital Partners L.P. and NAS Partners I L.L.C., and the Registrant, the Registrant sold and issued:
  (1) 49,730 shares and 270 shares, respectively of the Redeemable Preferred Stock at a cash purchase price of $100 per share, or $4,973,000 and $27,000, respectively, in the aggregate and (2) 15,716 shares and 85 shares, respectively, of the Common Stock at a cash purchase price of $316.44 per share, or $4,973,000 and $27,000, respectively, in the aggregate.

    d. In July 1995, pursuant to its Stock Option Plan, the Registrant granted 16 employees options to purchase an aggregate of 2,882 shares of Common Stock at a price of $.01 per share. The options are not transferable, and complete exercisability is not available prior to July 2001. Options covering 742 such shares were exercised in July 1996.

    e. In April 1996, pursuant to its Stock Option Plan, the Registrant granted 23 employees options to purchase an aggregate of 1,360 shares of Common Stock at a price of $635.00 per share. The options are not transferable, and complete exercisability is not available prior to April 2000.

    f. In January 1996, pursuant to its Stock Option Plan, the Registrant granted two employees and one director options to purchase an aggregate of 622 shares of Common Stock at a price of $316.44 per share. The options are not transferable, and complete exercisability is not available prior to January 2001.

    g. Pursuant to a Note and Warrant Purchase Agreement by and between Acme Acquisition Holdings Corp. and Citicorp USA, Inc., on September 12, 1995, the Company issued and sold to Citicorp USA, Inc. (i) a Senior Secured Promissory Note in the aggregate principal amount of $10,000,000, which note bears interest at the rate of 13% per annum and is due and payable on September 15, 2005 and (ii) a Warrant to purchase shares of the Registrant's Common Stock at $215.75 per share. The warrant has restrictions on transferability and is exercisable prior to September 2005.

  Any sale of securities described herein and under such captions in the Prospectus were carried out in reliance on the exemptions from registration contained in Sections 3(a)(9), 3(a)(11) and 4(2) of the Securities Act of 1933 as transactions not involving any public offering, except that transactions involving the stock option plan were carried out in reliance upon Rule 701 of the Securities Act of 1933. The recipients in each case represented their intention to acquire the securities for investment only and not with a view of the distribution thereof. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16. EXHIBITS.

 (a) Exhibits

      EXHIBITS                            DESCRIPTION
      --------                            -----------
       **1.1   Form of Underwriting Agreement.
        *3.1   Form of Amended and Restated Certificate of Incorporation of the
               Company.
        *3.2   Form of Amended and Restated Bylaws of the Company.
       **5.1   Opinion of Latham & Watkins as to the validity of the securities being registered hereby.
       *10.1   Credit Agreement among Acme Alabama, Inc., Acme Dixie Inc., Acme
               Duval Inc., Acme Rents, Inc., The Air & Pump Company and Walker
               Jones Equipment, Inc., as Borrowers, Acme Acquisition Corp. and
               Acme Holdings Inc., as Parent Guarantors, each of the financial institutions initially a signatory thereto, together with those assignees pursuant to Section 12.8 thereof, as Lenders, Bankers
               Trust Company, as Issuing Bank, and BT Commercial Corporation,
               as Agent, dated as of September 12, 1995.
       *10.2   First Amendment to Credit Agreement dated as of September 26,
               1995.
       *10.3   Second Amendment and Consent to Credit Agreement dated as of
               December 21, 1995.
       *10.4   Stock Purchase Agreement dated as of July 25, 1995, between Acme
               Acquisition Holdings Corp. and Martin R. Reid.
       *10.5   Stock Purchase and Severance Agreement dated as of July 25,
               1995, between Acme Acquisition Holdings Corp. and Douglas A.
               Waugaman.
       *10.6   Stock Purchase and Severance Agreement dated as of October 4,
               1995 between Rental Service Corporation and Douglas A. Waugaman.
       *10.7   Corporate Development and Administrative Services Agreement
               dated as of July 17, 1992 between Brentwood Buyout Partners,
               L.P., a Delaware limited partnership, and Acme Acquisition Corp.
       *10.8   Amendment to Corporate Development and Administrative Services
               Agreement effective October 31, 1993.

      EXHIBITS                            DESCRIPTION
      --------                            -----------
        *10.9  Preferred Stock and Common Stock Purchase Agreement dated as of
               January 4, 1996 by and between Nassau Capital Partners L.P. and
               NAS Partners I L.L.C., and Rental Service Corporation.
        *10.10 Letter Agreement dated June 7, 1996 between Nassau Capital
               Partners L.P. and NAS
               Partners I L.L.C., and Rental Service Corporation.
        *10.11 Stockholders' Agreement dated as of January 4, 1996 by and among the parties listed on the signature page thereto and Rental
               Service Corporation.
        *10.12 Lease dated August 24, 1990 by and between Ira N. Mendelsohn, as lessor, and Acme Holdings Inc., as lessee, concerning the real property located at 17871 Mitchell Drive, Irvine, California
        *10.13 Lease dated March 19, 1992 by and between Ira N. Mendelsohn,
               Pamela M. Mendelsohn and Trill Corp., as lessor, and Acme Rents,
               Inc., as lessee, concerning the real property located at Lots
               22-30, Block 14, Tract 2600, Long Beach, California
        *10.14 Lease dated May 31, 1989 by and between ARI Real Estate
               Partnership, as lessor, and Acme Rents, Inc., as lessee,
               concerning the real property located at 326 Mira Loma Avenue,
               Glendale, California, as amended by an Amendment to Lease dated
               December 10, 1991.
        *10.15 Stock Option Plan for Key Employees.
        *10.16 Form of Incentive Stock Option Agreement for Directors.
        *10.17 Form of Incentive Stock Option Agreement for Regional Managers.
        *10.18 Form of Amended Incentive Stock Option Agreement for Regional
               Managers.
        *10.19 Form of Amended Incentive Stock Option Agreement for Corporate
               Office Personnel.
        *10.20 Form of Incentive Stock Option Agreement for Other Corporate and
               District Personnel.
         10.21 Form of Indemnification Agreement.
         10.22 Termination Agreement dated July 22, 1996, between Rental
               Service Corporation and Brentwood Buyout Partners, L.P.
               providing for termination of the Corporate Development and
               Administrative Services Agreement.
         10.23 Letter Agreement dated July 1, 1996, between the Company's subsidiaries and BT Commercial Corporation relating to a
               proposed amendment and restatement of the Credit Agreement.
         10.24 Letter Agreement dated June 1, 1996 between Rental Service
               Corporation and David G. Ledlow.
         11.1  Statement re: computation of per share earnings.
        *21.1  Subsidiaries of Rental Service Corporation.
         23.1  Consent of Ernst & Young LLP
         23.2  Consent of Ernst & Young LLP
         23.3  Consent of Ernst & Young LLP
       **23.4  Consent of Latham & Watkins (included in Exhibit 5.1).
         24.1  Powers of Attorney (included on page II-6).
         27.1  Financial Data Schedule

- --------

  *Previously filed.

 ** To be filed by amendment.

 (b) Financial Statement Schedules

  Report of Independent Auditors

   Schedule I--Condensed Financial Information of Registrant
    Condensed Balance Sheets--December 31, 1994 and 1995 Condensed Statements of Operations--for the years ended December 31, 1993, 1994 and 1995 Condensed Statements of Cash Flows--for the years ended December 31, 1993, 1994 and 1995 Notes to Condensed Financial
    Statements--December 31, 1995

   Schedule II--Valuation and Qualifying Accounts--as of and for the years ended December 31, 1993, 1994 and 1995

  Other schedules are not included because the required information is not present or is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against ypublic policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or Rule 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on July 31, 1996.

                                          RENTAL SERVICE CORPORATION

                                          By: /s/ Douglas A. Waugaman

                                          _____________________________________

                                                Douglas A. Waugaman

                                           Vice President, Secretary and Chief
                                                 Financial Officer

                               POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in their capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
     Martin R. Reid*                 Chairman of the Board and       July 31, 1996
____________________________________ Chief Executive Officer
   Martin R. Reid                    (Principal Executive Officer)

   /s/ Douglas A. Waugaman           Vice President, Chief           July 31, 1996
____________________________________ Financial Officer, Secretary
   Douglas A. Waugaman               and Treasurer (Principal
                                     Financial and Accounting
                                     Officer)

   William M. Barnum, Jr.*           Director                        July 31, 1996
____________________________________
   William M. Barnum, Jr.

     James R. Buch*                  Director                        July 31, 1996
____________________________________
   James R. Buch

   Christopher A. Laurence*          Director                        July 31, 1996
____________________________________
   Christopher A. Laurence

     John G. Quigley*                Director                        July 31, 1996
____________________________________
     John G. Quigley

   Frederick J. Warren*              Director                        July 31, 1996
_________________________________
   Frederick J. Warren

*By /s/  Douglas A. Waugaman
    ------------------------------
        Douglas A. Waugaman
          Attorney-in-Fact

        REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES

Board of Directors
Rental Service Corporation

  We have audited the consolidated financial statements of Rental Service Corporation (the "Company") as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated April 30, 1996, except for Note 11, as to which the date
is      , 1996, included elsewhere in this Registration Statement. Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Phoenix, Arizona
April 30, 1996, except for Note 3
 to Schedule I, as to which the
 date is        , 1996

  The foregoing report is in the form that will be signed upon the completion of the stock split described in Note 3 to Schedule I.

                                          /s/ ERNST & YOUNG LLP

Phoenix, Arizona

July 31, 1996

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                  RENTAL SERVICE CORPORATION (PARENT COMPANY)

                            CONDENSED BALANCE SHEETS

                                                            DECEMBER 31
                                                      ------------------------
                                                         1994         1995
                                                      -----------  -----------
                       ASSETS
Cash................................................. $       --   $     5,000
Investment in and net amounts due from wholly owned
 subsidiaries........................................  25,319,000   39,152,000
                                                      -----------  -----------
                                                      $25,319,000  $39,157,000
                                                      ===========  ===========
            LIABILITIES AND STOCKHOLDERS'
                  EQUITY (DEFICIT)
Accounts payable and accrued expenses................ $   109,000  $       --
Note payable to bank.................................         --    10,710,000
Redeemable preferred stock...........................  27,861,000   28,401,000
Redeemable preferred stock in treasury...............  (1,177,000)         --
Common stockholders' equity (deficit):
 Common stock........................................      59,000       54,000
 Common stock in treasury............................    (523,000)         --
 Additional paid-in capital..........................      40,000       28,000
 Accumulated deficit.................................  (1,050,000)     (36,000)
                                                      -----------  -----------
Total common stockholders' equity (deficit)..........  (1,474,000)      46,000
                                                      -----------  -----------
                                                      $25,319,000  $39,157,000
                                                      ===========  ===========


                            See accompanying notes.

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                  RENTAL SERVICE CORPORATION (PARENT COMPANY)

                       CONDENSED STATEMENTS OF OPERATIONS

                                                  YEAR ENDED DECEMBER 31
                                              ---------------------------------
                                                1993        1994        1995
                                              ---------  ----------  ----------
Costs and expenses:
 General and administrative expenses........  $     --   $   93,000  $      --
 Interest expense (income)..................        --       28,000      (7,000)
                                              ---------  ----------  ----------
Income (loss) before net equity in net
 income (loss) of subsidiaries..............        --     (121,000)      7,000
Equity in net income (loss) of subsidiaries.   (294,000)  2,097,000   3,230,000
                                              ---------  ----------  ----------
 Net income (loss)..........................  $(294,000) $1,976,000  $3,237,000
                                              =========  ==========  ==========



                            See accompanying notes.

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                  RENTAL SERVICE CORPORATION (PARENT COMPANY)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED DECEMBER 31
                                          ------------------------------------
                                             1993         1994         1995
                                          -----------  -----------  ----------
OPERATING ACTIVITIES
Net income (loss)........................ $  (294,000) $ 1,976,000  $3,237,000
Equity in net (earnings) loss of
 subsidiaries............................     294,000   (2,097,000) (3,230,000)
Change in accounts payable and accrued
 expenses................................         --       109,000    (109,000)
                                          -----------  -----------  ----------
Net cash (used in) operating activities..         --       (12,000)   (102,000)
FINANCING ACTIVITIES
Proceeds from sale of preferred stock....  14,799,000      259,000         --
Proceeds from notes payable..............         --           --   10,000,000
Proceeds from sale of common stock.......       2,000          --          --
Loans to subsidiaries.................... (14,801,000)    (247,000) (9,893,000)
                                          -----------  -----------  ----------
Net cash provided by financing
 activities..............................         --        12,000     107,000
                                          -----------  -----------  ----------
Increase in cash......................... $       --   $       --   $    5,000
                                          ===========  ===========  ==========


                            See accompanying notes.

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                  RENTAL SERVICE CORPORATION (PARENT COMPANY)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

1. BASIS OF PRESENTATION

  Rental Service Corporation (formerly known as Acme Acquisition Holdings Corp.) (RSC or Company), a Delaware Corporation, was formed in June 1993 when all of the outstanding preferred and common shares of RSC Acquisition Corp. were exchanged for the same number, class and par value of shares of RSC. RSC Acquisition Corp. was formed in July 1992.

  Rental Service Corporation's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company's share of net income of its unconsolidated subsidiaries is included in consolidated income using the equity method. The parent company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

2. LONG-TERM DEBT

  The note payable to Bank is collateralized by the common stock of RSC Holdings, Inc. and RSC Acquisition Corp. The note payable agreement includes certain limitations and restrictions of payments and investments.

  The Company has guaranteed its subsidiaries $95,000,000 revolving line of credit with a bank, of which $56,042,000 is outstanding at December 31, 1995.

3. SUBSEQUENT EVENT

  On       , 1996, the Company's Board of Directors increased the authorized number of shares of common and preferred stock, declared a 57-for-one stock split of the common stock, made conforming adjustments on the terms of all outstanding common stock equivalents and authorized a new class of preferred stock. All shares and per share information in the accompanying condensed financial statements has been retroactively adjusted to reflect these actions.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                           RENTAL SERVICE CORPORATION

                  YEAR ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                   ADDITIONS
                         -------------------------------------------------------------
                          BALANCE AT  CHARGED TO
                         BEGINNING OF COSTS AND               DEDUCTIONS-- BALANCE AT
        DESCRIPTION          YEAR      EXPENSES  ACQUISITIONS   DESCRIBE   END OF YEAR
        -----------      ------------ ---------- ------------ ------------ -----------
YEAR ENDED DECEMBER 31,
 1993
Deducted from assets
 accounts:
 Allowance for doubtful
  accounts..............  $   24,000  $  484,000  $   25,000    $154,000   $   379,000
 Reserve for rental
  equipment.............         --      105,000       1,000       9,000        97,000
 Reserve for resale
  equipment.............     108,000      94,000         --          --        202,000
                          ----------  ----------  ----------    --------   -----------
Total...................  $  132,000  $  683,000  $   26,000    $163,000   $   678,000
                          ==========  ==========  ==========    ========   ===========
YEAR ENDED DECEMBER 31,
 1994
Deducted from assets
 accounts:
 Allowance for doubtful
  accounts..............  $  379,000  $  621,000  $  236,000    $280,000   $   956,000
 Reserve for rental
  equipment.............      97,000      92,000         --       32,000       157,000
 Reserve for resale
  equipment.............     202,000      78,000         --          --        280,000
 Income tax valuation
  allowance.............         --       27,000         --          --         27,000
                          ----------  ----------  ----------    --------   -----------
Total...................  $  678,000  $  818,000  $  236,000    $312,000   $ 1,420,000
                          ==========  ==========  ==========    ========   ===========
YEAR ENDED DECEMBER 31,
 1995
Deducted from assets
 accounts:
 Allowance for doubtful
  accounts..............  $  956,000  $1,040,000  $  582,000    $787,000   $ 1,791,000
 Reserve for rental
  equipment.............     157,000         --      519,000     165,000       511,000
 Reserve for resale
  equipment.............     280,000     138,000     185,000         --        603,000
 Income tax valuation
  allowance.............      27,000         --    7,831,000         --      7,858,000
                          ----------  ----------  ----------    --------   -----------
Total...................  $1,420,000  $1,178,000  $9,117,000    $952,000   $10,763,000
                          ==========  ==========  ==========    ========   ===========

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION                           PAGE NO.
 -------                         -----------                           --------
  **1.1  Form of Underwriting Agreement.
   *3.1  Form of Amended and Restated Certificate of Incorporation
         of the Company.
   *3.2  Form of Amended and Restated Bylaws of the Company.
  **5.1  Opinion of Latham & Watkins as to the validity of the securities being registered hereby.
  *10.1  Credit Agreement among Acme Alabama, Inc., Acme Dixie Inc.,
         Acme Duval Inc., Acme Rents, Inc., The Air & Pump Company
         and Walker Jones Equipment, Inc., as Borrowers, Acme
         Acquisition Corp. and Acme Holdings Inc., as Parent
         Guarantors, each of the financial institutions initially a signatory thereto, together with those assignees pursuant
         to Section 12.8 thereof, as Lenders, Bankers Trust Company, as Issuing Bank, and BT Commercial Corporation, as Agent,
         dated as of September 12, 1995.
  *10.2  First Amendment to Credit Agreement dated as of September
         26, 1995.
  *10.3  Second Amendment and Consent to Credit Agreement dated as of December 21, 1995.
  *10.4  Stock Purchase Agreement dated as of July 25, 1995, between
         Acme Acquisition Holdings Corp. and Martin R. Reid.
  *10.5  Stock Purchase and Severance Agreement dated as of July 25,
         1995, between Acme Acquisition Holdings Corp. and Douglas
         A. Waugaman.
  *10.6  Stock Purchase and Severance Agreement dated as of October
         4, 1995 between Rental Service Corporation and Douglas A.
         Waugaman.
  *10.7  Corporate Development and Administrative Services Agreement
         dated as of July 17, 1992 between Brentwood Buyout
         Partners, L.P., a Delaware limited partnership, and Acme
         Acquisition Corp.
  *10.8  Amendment to Corporate Development and Administrative
         Services Agreement effective October 31, 1993.
  *10.9  Preferred Stock and Common Stock Purchase Agreement dated as of January 4, 1996 by and between Nassau Capital
         Partners L.P. and NAS Partners I L.L.C., and Rental Service
         Corporation.
 *10.10  Letter Agreement dated June 7, 1996 between Nassau Capital
         Partners L.P. and NAS
         Partners I L.L.C., and Rental Service Corporation.
 *10.11  Stockholders' Agreement dated as of January 4, 1996 by and among the parties listed on the signature page thereto and
         Rental Service Corporation.
 *10.12  Lease dated August 24, 1990 by and between Ira N.
         Mendelsohn, as lessor, and Acme Holdings Inc., as lessee,
         concerning the real property located at 17871 Mitchell
         Drive, Irvine, California
 *10.13  Lease dated March 19, 1992 by and between Ira N.
         Mendelsohn, Pamela M. Mendelsohn and Trill Corp., as
         lessor, and Acme Rents, Inc., as lessee, concerning the
         real property located at Lots 22-30, Block 14, Tract 2600,
         Long Beach, California
 *10.14  Lease dated May 31, 1989 by and between ARI Real Estate
         Partnership, as lessor, and Acme Rents, Inc., as lessee,
         concerning the real property located at 326 Mira Loma
         Avenue, Glendale, California, as amended by an Amendment to
         Lease dated December 10, 1991.
 *10.15  Stock Option Plan for Key Employees.
 *10.16  Form of Incentive Stock Option Agreement for Directors.
 *10.17  Form of Incentive Stock Option Agreement for Regional
         Managers.
 *10.18  Form of Amended Incentive Stock Option Agreement for
         Regional Managers.

 EXHIBIT
 NUMBER                          DESCRIPTION                           PAGE NO.
 -------                         -----------                           --------
 *10.19  Form of Amended Incentive Stock Option Agreement for
         Corporate Office Personnel.
 *10.20  Form of Incentive Stock Option Agreement for Other
         Corporate and District Personnel.
  10.21  Form of Indemnification Agreement
  10.22  Termination Agreement dated July 22, 1996, between Rental
         Service Corporation and Brentwood Buyout Partners, L.P.
         providing for termination of the Corporate Development and
         Administrative Services Agreement.
  10.23  Letter Agreement dated July 1, 1996, between the Company's subsidiaries and BT Commercial Corporation relating to a
         proposed amendment and restatement of the Credit Agreement.
  10.24  Letter Agreement dated June 1, 1996 between Rental Service
         Corporation and David G. Ledlow.
   11.1  Statement re: computation of per share earnings.
  *21.1  Subsidiaries of Rental Service Corporation.
   23.1  Consent of Ernst & Young LLP
   23.2  Consent of Ernst & Young LLP
   23.3  Consent of Ernst & Young LLP
 **23.4  Consent of Latham & Watkins (included in Exhibit 5.1).
   24.1  Powers of Attorney (included on page II-6).
   27.1  Financial Data Schedule

- --------

  *Previously filed.

 ** To be filed by amendment.